TEXAS INSTRUMENTS

2023 Annual Report

Notice of 2024 Annual Meeting
and Proxy Statement

TEXAS INSTRUMENTS

To our shareholders, colleagues, customers and partners

Our long-standing passion and ambitions

For decades, Texas Instruments has operated with a passion to create a better world by making electronics more affordable through semiconductors. With each generation, technology has become more reliable, more affordable and lower in power, with semiconductors used by a growing number of customers and markets. Our passion continues to be alive today, as we help customers develop electronics and new applications, particularly in industrial and automotive markets.

Our founders had the foresight to know that passion alone was not enough and that building a great company required a special culture to thrive for the long term. For many years, we've run our business with three overarching ambitions in mind. First, we will act like owners who will own the company for decades. Second, we will adapt and succeed in a world that's ever changing. And third, we will be a company that we're personally proud to be a part of and would want as our neighbor. When we're successful in achieving these ambitions, our employees, customers, communities and shareholders all win.

Our commitment to being a good corporate citizen

We take great pride in our commitment to being a good corporate citizen, which impacts our communities and the world in two ways. First, our ambitions guide how we run our business and are foundational to ensuring that we operate in a sustainable, socially thoughtful and environmentally responsible manner. Central to these ambitions is a belief that in order for all stakeholders to benefit, the company must grow stronger over the long term. Second, semiconductors will play a critical role in creating a better world and helping to reduce the impact on the environment. With our ambitions guiding our decision-making for the long term and our products helping to create a better world, we are confident that our collective efforts will be impactful and long-lasting.

Our objective and strategy

As engineers, we're fortunate to work on exciting technology which helps our customers innovate to create a better world. Technology is the foundation of our company, but ultimately, our objective and the best metric for owners to measure our progress is through the growth of free cash flow per share over the long term. Our strategy to maximize long-term free cash per share growth has three elements: first, a great business model that's focused on analog and embedded processing products and built around four sustainable competitive advantages; second, discipline in allocating capital to the best opportunities; lastly, a focus on efficiency, which means more output for every dollar spent.

Strengthening our competitive advantages

Our business model is built around four sustainable competitive advantages that, in combination, provide tangible benefits and are difficult to replicate. These competitive advantages are manufacturing and technology, a broad portfolio of analog and embedded processing products, reach of our market channels, and diverse and long-lived positions. We continued to make progress in 2023, investing to strengthen and leverage these advantages for the long term.

We believe owning our own manufacturing, process and packaging technology provides us with lower costs and greater control of our supply chain and provides our customers with geopolitically dependable capacity. In 2023, we continued to invest in and expand our internal manufacturing capacity roadmap for the long term.

- We continued to ramp production in two 300mm wafer fabs, RFAB2 in Richardson, Texas, and LFAB1 in Lehi, Utah.

- We made good progress on the construction of our next 300mm wafer fabs. Construction continued on our next two fabs in Sherman, Texas, and we began construction on a second fab in Lehi, Utah.

Additionally, we continued to make progress on strengthening and extending our reach of market channels by building closer direct relationships with our customers. This activity builds on prior multiyear investments in our sales and marketing team, TI.com, business processes and logistics. About three-fourths of our business is now transacting directly, up from about one-third of our business in 2019. We've also focused on making it easier for our customers to buy online by offering attractive convenience features, including a localized buying experience on TI.com in many countries. Our investments to extend our reach of market channels is providing us better insight and knowledge of customers' needs and design trends. Ultimately, this translates into market share gains by providing us access to more customers and more of their design projects, allowing us the opportunity to sell more TI products.

2023 performance

In 2023, we continued to make progress despite a weaker market environment. We increased our exposure to industrial and automotive markets, growing to about 75% of revenue, as we believe these markets have the potential to grow faster than the overall semiconductor market in the coming years. In addition, we made progress in our inventory replenishment strategy which readies us for the next upcycle and allows us to maintain high levels of customer service. We kept a steady hand in our investments to make the company stronger for the long term and maintained a strong balance sheet. Lastly, we continued our commitment to return all free cash flow to our owners over time by increasing the dividend 5% in 2023.

Looking ahead

Looking ahead, we will remain focused on the belief that long-term growth of free cash flow per share is the ultimate measure to generate value. To achieve this, we will invest to strengthen our competitive advantages, be disciplined in capital allocation and stay diligent in our pursuit of efficiencies.

You can count on us to stay true to our ambitions: to think like owners for the long term, adapt and succeed in a world that's ever changing and behave in a way that makes our stakeholders proud. When we're successful, our employees, customers, communities and shareholders all win.



Haviv Ilan
President and CEO

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TABLE OF CONTENTS

Form 10-K

PART I

Item 1. Business	2
Item 1A. Risk factors	9
Item 1B. Unresolved staff comments	15
Item 1C. Cybersecurity	15
Item 2. Properties	16
Item 3. Legal proceedings	17
Item 4. Mine safety disclosures	17

PART II

Item 5. Market for Registrant's common equity, related stockholder matters and issuer purchases of equity securities	18
Item 6. (Reserved)	18
Item 7. Management's discussion and analysis of financial condition and results of operations	19
Item 7A. Quantitative and qualitative disclosures about market risk	24
Item 8. Financial statements and supplementary data	25
Item 9. Changes in and disagreements with accountants on accounting and financial disclosure	58
Item 9A. Controls and procedures	58
Item 9B. Other information	60
Item 9C. Disclosure regarding foreign jurisdictions that prevent inspections	60

PART III

Item 10. Directors, executive officers and corporate governance	60
Item 11. Executive compensation	60
Item 12. Security ownership of certain beneficial owners and management and related stockholder matters	61
Item 13. Certain relationships and related transactions, and director independence	61
Item 14. Principal accountant fees and services	61

PART IV

Item 15. Exhibits, financial statement schedules	62
Notice regarding forward-looking statements	63
Signatures	65

Proxy statement

Notice of annual meeting of stockholders	1
Proxy statement table of contents	2
Voting procedures, quorum and attendance requirements	3
Corporate governance and board of directors	5
Election of directors	5
Board organization	15
Proposal to approve the Texas Instruments 2024 Long-Term Incentive Plan	20
Director compensation	25
Executive compensation	28
Audit committee matters	61
Audit committee report	61
Proposal to ratify appointment of independent registered public accounting firm	61
Stockholder proposals	63
Additional information	68
Notice regarding forward-looking statements	75
Appendix A (Texas Instruments 2024 Long-Term Incentive Plan)	76

Other information

Comparison of total shareholder return	1
Notice regarding forward-looking statements	1

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-03761

TEXAS INSTRUMENTS INCORPORATED

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**75-0289970**
(State of Incorporation)	**(I.R.S. Employer Identification No.)**
12500 TI Boulevard, Dallas, Texas	**75243**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code 214-479-3773

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $1.00	TXN	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $163,230,185,912 as of June 30, 2023.

909,287,673 (Number of shares of common stock outstanding as of January 23, 2024)

Part III hereof incorporates information by reference to the Registrant's proxy statement for the 2024 annual meeting of stockholders.

PART I

ITEM 1. Business

We design and manufacture semiconductors that we sell to electronics designers and manufacturers all over the world. Our operations began in 1930, and we are incorporated in Delaware. With headquarters in Dallas, Texas, we have design, manufacturing or sales operations in more than 30 countries. Our two reportable segments are Analog and Embedded Processing, and we report the results of our remaining business activities in Other. In 2023, we generated $17.52 billion of revenue.

For decades, we have operated with a passion to create a better world by making electronics more affordable through semiconductors. We were pioneers in the transition from vacuum tubes to transistors and then to integrated circuits. As each generation has become more reliable, more affordable and lower in power, semiconductors are used by a growing number of customers and markets. Our passion continues to be alive today as we help our customers develop electronics and new applications, particularly in industrial and automotive markets.

For many years, we have run our business with three overarching ambitions in mind. First, we will act like owners who will own the company for decades. Second, we will adapt and succeed in a world that is ever changing. And third, we will be a company that we are personally proud to be a part of and that we would want as our neighbor. Our ambitions are foundational to ensuring that we operate in a sustainable, socially thoughtful and environmentally responsible manner. When we are successful in achieving these ambitions, our employees, customers, communities and shareholders all win.

As engineers, we are fortunate to work on exciting technology which helps our customers innovate to create a better world. Technology is the foundation of our company, but ultimately, our objective and the best metric for owners to measure our progress is through the growth of free cash flow per share over the long term.

Our strategy to maximize long-term free cash flow per share growth has three elements:

The first element of our strategy is a business model that is focused on analog and embedded processing products and built around four competitive advantages. This business model is the result of a series of strategic decisions made over the years and that continue today. The four sustainable competitive advantages are a strong foundation of manufacturing and technology, a broad portfolio of analog and embedded processing products, the reach of our market channels, and diversity and longevity of our products, markets and customer positions. In combination, these four competitive advantages provide tangible benefits, are difficult to replicate and ultimately separate us from our best peers. Together, these competitive advantages help position TI in a unique class of companies capable of generating and returning significant amounts of cash for our owners. We make our investments with an eye towards long-term strengthening and leveraging of these advantages.

The second element of our strategy to maximize free cash flow per share growth is disciplined allocation of capital. This spans how we select R&D projects, develop new capabilities like TI.com, invest in new manufacturing capacity or how we think about acquisitions and returning cash to our owners. Over a 10-year period from 2014 to 2023, we allocated $94 billion, which reinforces the importance of discipline in capital allocation. The largest allocation over this period was to drive organic growth, which includes investments in R&D, sales and marketing, capital expenditures and working capital for inventory. In this period, we allocated just over $15 billion to capital expenditures. Our increased capital expenditures are to support future revenue growth, which will be a greater component of free cash flow per share growth going forward. Beyond that, we also allocated capital to dividends and share repurchases. Dividends are designed to appeal to a broad set of investors, and share repurchases are made with the goal of the accretive capture of future free cash flow for long-term investors. Lastly, for inorganic growth, we allocate to acquisitions that meet our financial and strategic objectives.

The third element of our strategy is efficiency, which we think of as constantly striving for more output for every dollar spent. This is about getting our investments in the most impactful areas to maximize the growth of long-term free cash flow per share; it is not just about optimizing cost cutting to get to the last dollar of expense. We bring this philosophy of efficiency and continuous improvement to all areas of the company, and this focus on efficiency contributes to revenue growth, improved gross margins, disciplined R&D and SG&A expense, free cash flow margins and ultimately to free cash flow per share growth.

We believe that our business model with the combined effect of our four competitive advantages sets TI apart from our peers and will for a long time to come. We will invest to strengthen our competitive advantages, be disciplined in capital allocation and stay diligent in our pursuit of efficiencies. Finally, we will remain focused on the belief that long-term growth of free cash flow per share is the ultimate measure to generate value.

Product information

Semiconductors are electronic components that serve as the building blocks inside modern electronic systems and equipment. Semiconductors, generally known as "chips," combine multiple transistors to form a complete electronic circuit. We have a diverse product portfolio that is used to accomplish many different things, such as converting and amplifying signals, interfacing with other devices, managing and distributing power, processing data, canceling noise and improving signal resolution. This broad portfolio includes approximately 80,000 products that are integral to almost every type of electronic equipment.

Our segments represent groups of similar products that are combined on the basis of similar design and development requirements, product characteristics, manufacturing processes and distribution channels. Our segments also reflect how management allocates resources and measures results.

Analog

Our Analog segment generated $13.04 billion of revenue in 2023. Analog semiconductors change real-world signals, such as sound, temperature, pressure or images, by conditioning them, amplifying them and often converting them to a stream of digital data that can be processed by other semiconductors, such as embedded processors. Analog semiconductors are also used to manage power in all electronic equipment by converting, distributing, storing, discharging, isolating and measuring electrical energy, whether the equipment is plugged into a wall or using a battery. As the digitization of electronics continues, there is a growing need and opportunity for analog chips to provide the power to run devices and the critical interfaces with human beings, the real world and other electronic devices. Our Analog products are used in many markets, particularly industrial, automotive and personal electronics.

Sales of our Analog products generated about 74% of our revenue in 2023.

Our Analog segment includes the following major product lines: Power and Signal Chain.

Power

Power includes products that help customers manage power in electronic systems. Our broad portfolio is designed to manage power requirements across different voltage levels, including battery-management solutions, DC/DC switching regulators, AC/DC and isolated DC/DC switching regulators, power switches, linear and low-dropout regulators, voltage references and lighting products.

Signal Chain

Signal Chain includes products that sense, condition and measure real-world signals to allow information to be transferred or converted for further processing and control. Our Signal Chain products include amplifiers, data converters, interface products, motor drives, clocks, logic and sensing products.

Embedded Processing

Our Embedded Processing segment generated $3.37 billion of revenue in 2023. Embedded Processing products are the digital "brains" of many types of electronic equipment. They are designed to handle specific tasks and can be optimized for various combinations of performance, power and cost, depending on the application. Our devices vary from simple, low-cost microcontrollers used in applications such as electric toothbrushes to highly specialized, complex devices such as motor control. Our Embedded Processing products are used in many markets, particularly industrial and automotive.

An important characteristic of our Embedded Processing products is that our customers often invest their own R&D to write software that operates on our products. This investment tends to increase the length of our customer relationships because many customers prefer to reuse software from one product generation to the next.

Sales of Embedded Processing products generated about 19% of our revenue in 2023.

Our Embedded Processing segment includes microcontrollers, digital signal processors (DSPs) and applications processors. Microcontrollers are self-contained systems with a processor core, memory and peripherals that are designed to control a set of specific tasks for electronic equipment. DSPs perform mathematical computations almost instantaneously to process or improve digital data. Applications processors are designed for specific computing activity.

Other

We report the results of our remaining business activities in Other, which includes operating segments that do not meet the quantitative thresholds for individually reportable segments and cannot be aggregated with other operating segments. Other generated $1.11 billion of revenue in 2023 and includes revenue from DLP® products (primarily used to project high-definition images), calculators and certain custom semiconductors known as application-specific integrated circuits (ASICs).

In Other, we also include items that are not used in evaluating the results of or in allocating resources to our segments. Examples of these items include acquisition, integration and restructuring charges, as well as certain corporate-level items, such as litigation expenses, environmental costs and gains and losses from other activities, including asset dispositions.

Markets for our products

The table below lists the major markets for our products in 2023 and the estimated percentage of our 2023 revenue that the market represented. The chart also lists, in declining order of our revenue, the sectors within each market.

Market	Sector
Industrial (40% of TI revenue)	Factory automation & control
	Grid infrastructure
	Medical
	Aerospace & defense
	Test & measurement
	Building automation
	Motor drives
	Power delivery
	Appliances
	Pro audio, video & signage
	Industrial transport
	Retail automation & payment
	Lighting
Automotive (34% of TI revenue)	Infotainment & cluster
	Hybrid, electric & powertrain systems
	Advanced driver assistance systems (ADAS)
	Body electronics & lighting
	Passive safety
Personal electronics (15% of TI revenue)	Mobile phones
	PC & notebooks
	Portable electronics
	TV
	Connected peripherals & printers
	Tablets
	Home theater & entertainment
	Gaming
	Wearables (non-medical)
	Data storage
Communications equipment (5% of TI revenue)	Wireless infrastructure
	Wired networking
	Broadband fixed line access
	Datacom module
Enterprise systems (4% of TI revenue)	Data center & enterprise computing
	Enterprise projectors
	Enterprise machine
Other (calculators and other) (2% of TI revenue)	

Market characteristics

Competitive landscape

Despite consolidation, the analog and embedded processing markets remain highly fragmented. As a result, we face significant global competition from dozens of large and small companies, including both broad-based suppliers and niche suppliers. Our competitors also include emerging companies, particularly in Asia.

We believe that competitive performance in the semiconductor market generally depends on several factors, including the breadth of a company's product line, the strength and reach of its channels to market, technological innovation, product development execution, technical support, customer service, quality, reliability, price and manufacturing capacity and capabilities. In addition, manufacturing process and package technologies that provide differentiated levels of performance and a structural cost advantage are competitive factors for our analog products, and customers' prior investments in software development is a competitive factor for our embedded processing products.

Market cycle

The "semiconductor cycle" refers to the ebb and flow of supply and demand and the building and depleting of inventories. The semiconductor market historically has been characterized by periods of tight supply caused by strengthening demand and/or insufficient manufacturing capacity, followed by periods of surplus inventory caused by weakening demand and/or excess manufacturing capacity. These are typically referred to as upturns and downturns in the semiconductor cycle. Semiconductor cycles are affected by the significant time and money required to build and maintain semiconductor manufacturing facilities.

Seasonality

Our revenue is subject to some seasonal variation. Historically, our sequential revenue growth rate tends to be weaker in the first and fourth quarters when compared with the second and third quarters.

Customers, sales and distribution

We sell our products to over 100,000 customers. Our customer base is diverse, with more than 40% of our revenue derived from customers outside our largest 100.

We market and sell our products through direct sales channels, including our website and broad sales and marketing team, and, to a lesser extent, through distributors. Over the past several years, we have been investing in new capabilities to build closer direct customer relationships. As a result, in 2023 about 75% of our revenue was direct, which includes TI.com, as customers valued the convenience of purchasing online. Closer direct relationships with our customers help to strengthen our reach of market channel advantage and give us access to more customers and more of their design projects, leading to opportunities to sell more of our products into each design. Additionally, broader and deeper access gives us better insight and knowledge of customer needs.

Our investments in new and improved capabilities to directly support our customers include website and e-commerce enhancements as well as inventory consignment programs and order fulfillment services. Our TI.com e-commerce channel offers a localized online experience in many countries, with convenience features such as immediate availability, local currency, payment methods, invoicing and importer of record. Our new application programming interfaces (APIs) give customers the ability to directly access real-time information about TI products from their own systems, enabling them to purchase available chips immediately to better support their supply needs, reducing cost and delays.

In addition to doing business directly with TI, we offer customers the option of using a single worldwide distributor and a few region-specific distributors for order fulfillment.

Manufacturing

Semiconductor manufacturing begins with a sequence of photolithographic and chemical processing steps that fabricate a number of semiconductor devices on a thin silicon wafer. Each device on the wafer is packaged and tested. The entire process takes place in highly specialized facilities that require substantial investments.

We own and operate semiconductor manufacturing facilities in North America, Asia, Japan and Europe. These include both wafer fabrication and assembly/test facilities.

We invest in manufacturing technologies and do most of our manufacturing in-house. This strategic decision to make manufacturing and technology a core competitive advantage provides us with tangible benefits of lower manufacturing costs and greater control of our supply chain, offering our customers geopolitically dependable capacity. We have focused on creating a competitive manufacturing structural cost advantage by investing in our advanced 300mm capacity. An unpackaged chip built on a 300mm wafer costs about 40% less than an unpackaged chip built on a 200mm wafer.

We continue to invest to strengthen our competitive advantage in manufacturing and technology as part of our long-term capacity plan to meet demand over time. Semiconductor growth in electronics, particularly in industrial and automotive markets, is expected to continue well into the future. Progress and investments include:

- Ramping production in 300mm wafer fabrication facility RFAB2 in Richardson, Texas.

- Ramping production in 300mm wafer fabrication facility LFAB1 in Lehi, Utah.

- Continuing construction on SM1 and SM2 in Sherman, Texas, where we are building four 300mm wafer fabrication facilities.

- Starting construction on LFAB2, another 300mm wafer fabrication facility in Lehi, Utah.

Together, these investments are designed to strengthen our manufacturing and technology competitive advantage, provide us with lower costs and greater control of our supply chain, and support growth over the next 10 to 15 years.

We assess and are careful to address potential health, safety, and environmental risks presented by our operations, including our manufacturing operations. We care for our environment and work to prevent pollution and the potential risks related to climate change. We invest to reduce emissions over the long term in several ways, including installing new factory equipment with state-of-the-art emissions reduction technology, as well as retrofitting existing factory equipment with advanced abatement technology, in addition to using alternative gases and increasing the use of renewable electricity. We also continue to implement practices such as recycling and reusing materials and properly handling hazardous and restricted substances.

We expect to continue to maintain sufficient internal manufacturing capacity to meet the majority of our production needs and to obtain manufacturing equipment to support new technology developments and revenue growth. In 2023, we sourced about 80% of our total wafers and about 65% of our assembly/test production internally. With our planned capacity expansions, we expect these percentages to increase. To supplement our internal manufacturing capacity, we selectively use the capacity of outside suppliers, commonly known as foundries and subcontractors.

Inventory

Our objectives for inventory are to maintain high levels of customer service, maintain dependable and competitive lead times, minimize inventory obsolescence and improve manufacturing asset utilization. To meet these objectives and to allow greater flexibility in periods of high demand, our strategy is to build ahead of demand our broad-based products that are used across a diverse set of applications and customers and have low risk of obsolescence. Inventory levels will vary based on market conditions and seasonality.

Raw materials

We source materials, parts and supplies from a diverse set of suppliers globally. The materials, parts and supplies essential to our business are generally available, and we believe that such materials, parts and supplies will be available in the foreseeable future.

Intellectual property

We own many patents and have many patent applications pending in the United States and other countries in fields relating to our business. We have developed a strong, broad-based patent portfolio and continually add patents to that portfolio. We also have license agreements, which vary in duration, involving rights to our portfolio or those of other companies. We do not consider our business materially dependent upon any one patent or patent license.

Information about our executive officers

The following is an alphabetical list of the names and ages of the executive officers of the company and the positions or offices with the company held by each person named:

Name	Age	Position
Ahmad S. Bahai	61	Senior Vice President
Mark S. Gary	49	Senior Vice President
Haviv Ilan	55	Director, President and Chief Executive Officer
Hagop H. Kozanian	41	Senior Vice President
Shanon J. Leonard	48	Senior Vice President
Rafael R. Lizardi	51	Senior Vice President and Chief Financial Officer
Mark T. Roberts	48	Senior Vice President
Amichai Ron	46	Senior Vice President
Richard K. Templeton	65	Director and Chairman of the Board
Cynthia Hoff Trochu	60	Senior Vice President, Secretary and General Counsel
Christine A. Witzsche	39	Senior Vice President
Mohammad Yunus	46	Senior Vice President

The term of office of these officers is from the date of their election until their successor shall have been elected and qualified. All have been employees of the company for more than five years. Messrs. Bahai, Ilan, Kozanian, Lizardi and Templeton and Ms. Trochu have served as executive officers of the company for more than five years. Mr. Ron became an executive officer in 2019. Mr. Gary became an executive officer in 2020. Mr. Roberts and Ms. Witzsche became executive officers in 2021. Mr. Leonard became an executive officer in 2022. Mr. Yunus became an executive officer in 2024.

Human capital management

At December 31, 2023, we had about 34,000 employees worldwide. Of those, about 90% were in R&D, sales or manufacturing. Our objective for human capital management is to recruit, develop and retain the best talent possible. As a technology and manufacturing company, our success is grounded in having strong engineering talent and a reliable factory workforce. We have a promote-from-within culture and offer training and rotation programs that provide the opportunity to quickly gain experience in different areas. In 2023, our turnover rate was 8.1%.

It is important that our employees represent a mix of experiences and backgrounds in order to make our company stronger, more innovative and more inclusive. Inclusion is one of our core values, and we have programs in place to promote diversity and inclusion. We encourage you to review our Corporate Citizenship Report for more information. Nothing in the Corporate Citizenship Report shall be deemed incorporated by reference into this report.

Available information

Our internet address is www.ti.com. Information on our website is not part of this report. We make available free of charge through our Investor Relations website our reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, as soon as reasonably practicable after they are filed with the Securities and Exchange Commission. Also available through the TI Investor Relations website are reports filed by our directors and executive officers on Forms 3, 4 and 5, and amendments to those reports.

Available on our website at www.ti.com/corporategovernance: (i) our Corporate Governance Guidelines; (ii) charters for the Audit, Compensation, and Governance and Stockholder Relations Committees of our board of directors; (iii) our code of conduct; and (iv) our Code of Ethics for TI Chief Executive Officer and Senior Finance Officers. Stockholders may request copies of these documents free of charge by writing to Texas Instruments Incorporated, Attention: Investor Relations, P.O. Box 660199, MS 8657, Dallas, Texas, 75266-0199.

ITEM 1A. Risk factors

You should read the following risk factors in conjunction with the factors discussed elsewhere in this and other of our filings with the Securities and Exchange Commission (SEC) and in materials incorporated by reference into these filings. These risk factors are intended to highlight certain factors that may affect our financial condition and results of operations and are not meant to be an exhaustive discussion of risks that apply to TI, a company with broad international operations. Like many companies, we are susceptible to a potential downturn associated with macroeconomic weakness, which may affect our performance and the performance of our customers. Similarly, the price of our securities is subject to volatility due to fluctuations in general market conditions, actual financial results that do not meet our and/or the investment community's expectations, changes in our and/or the investment community's expectations for our future results, dividends or share repurchases, and other factors, many of which are beyond our control.

Risks related to our business and industry

<u>Our global operations subject us to risks associated with domestic or international political, social, economic or other conditions.</u>

We have facilities in more than 30 countries. About 65% of our revenue comes from customers with headquarter locations outside the United States; revenue from end customers headquartered in China represents about 20% of our revenue. We also continue to expand our offerings of online transactions and services worldwide. Certain countries where we operate have experienced, and other countries may experience, geopolitical tensions that affect global trade and macroeconomic conditions through the enactment of tariffs, import or export restrictions, trade embargoes and sanctions, restrictions on cross-border investment and other trade barriers. Geopolitical tensions may impact our ability to deliver products, support customers, receive manufacturing equipment or cause customers to seek alternate suppliers, which could adversely affect our operations and financial results.

We are exposed to political, social and economic conditions (including inflation), security risks, acts of war, terrorism or other hostile acts, pandemics, epidemics or other public health crises, labor conditions, climate change risks and possible disruptions in power, water supply, transportation, communications and information technology networks of the various countries in which we operate. Any of these factors could adversely affect our results of operations, financial condition and reputation. In addition, our global operations expose us to periods when the U.S. dollar significantly fluctuates in relation to the non-U.S. currencies in which we transact business. The remeasurement of non-U.S. dollar transactions can have an adverse effect on our results of operations and financial condition.

<u>We face substantial competition that requires us to respond rapidly to product development and pricing pressures.</u>

We face intense technological and pricing competition in the markets in which we operate. We expect this competition will continue to increase from large competitors and from small competitors serving niche markets, and also from emerging companies, particularly in Asia, that sell products into the same markets in which we operate. For example, we may face increased competition as a result of China actively promoting and reshaping its domestic semiconductor industry through policy changes and investment. These actions, in conjunction with trade tensions, may restrict us from participating in the China market or may prevent us from competing effectively. Certain competitors possess sufficient financial, technical and management resources and utilize available incentives offered by various countries and government entities to develop and market products that may compete favorably against our products, and consolidation among our competitors may allow them to compete more effectively. The price and product development pressures that result from competition may lead to reduced profit margins and lost business opportunities in the event that we are unable to match the price declines or cost efficiencies, or meet the technological, product, support, software or manufacturing advancements of our competitors.

Changes in expected demand for our products could have a material adverse effect on our results of operations.

Our customers include companies in a wide range of end markets and sectors within those markets. If demand in one or more sectors within our end markets declines or the rate of growth slows, our results of operations may be adversely affected. The cyclical nature of the semiconductor market occasionally leads to significant and rapid increases and decreases in product demand. Additionally, the loss or significant curtailment of purchases by one or more of our large customers, including curtailments due to a change in the design or manufacturing sourcing policies or practices of these customers, the timing of customer or distributor inventory adjustments, changes in demand for customer products, or trade restrictions, may adversely affect our results of operations and financial condition.

Our results of operations also might suffer because of a general decline or volatility in customer demand resulting from, for example: uncertainty regarding the stability of global credit and financial markets; natural events, pandemics, epidemics or domestic or international political, social, economic or other conditions; breaches of customer information technology systems that disrupt customer operations; or a customer's inability to access credit markets and other sources of needed liquidity.

Our ability to match inventory and production with the product mix needed to fill orders may affect our ability to meet a quarter's revenue forecast. We manufacture products with the intent to provide high levels of customer service. Our manufacturing forecasts are based on multiple assumptions, and if inaccurate, could cause us to hold inadequate, excess or obsolete inventory that would reduce our profit margins and adversely affect our results of operations and financial condition.

Our operating results and our reputation could be adversely affected by cybersecurity events, breaches, disruptions or other incidents relating to our information technology systems.

Breaches, disruptions or other incidents relating to our information technology systems or the systems of our customers, suppliers and other third parties could be caused by factors such as computer viruses, ransomware, malware, system failures, restricted network access, unauthorized access, terrorism, nation-state espionage, employee malfeasance, or human error. These events could, among other things, compromise our information technology networks; result in corrupt or lost data or the unauthorized release of our, our customers' or our suppliers' confidential or proprietary information; cause a disruption to our manufacturing and other operations (including our online services, platforms and transactions); result in the release of personal data; or cause us to incur costs associated with increased protection, remediation, regulatory inquiries or penalties, or claims for damages, any of which could adversely affect our operating results and our reputation. Cybersecurity or other threats to our information technology systems or the systems of our customers, suppliers and other third parties are frequent, increasingly sophisticated and constantly evolving, thereby making them more difficult to detect, mitigate and defend against.

Our ability to successfully implement strategic, business and organizational changes could affect our business plans and results of operations.

From time to time, we undertake strategic, business and organizational changes, including acquisitions, divestitures, capital investments and restructuring actions, to support or carry out our objectives. If we do not successfully implement these changes, our business plans and operating results could be adversely affected. We may not achieve or sustain the expected growth, cost savings or other benefits of strategic, business and organizational changes, and charges associated with these actions could differ materially in amount and timing from our expectations.

Our results of operations could be affected by natural events in the locations in which we operate.

We have manufacturing, data and design facilities and other operations in locations subject to natural occurrences such as severe weather, geological events or epidemics that could adversely affect manufacturing capacity, availability and cost of key raw materials, utilities and equipment or otherwise disrupt operations. Climate change might exacerbate these occurrences or cause natural disasters to occur with greater frequency and with more intense effects. A natural disaster that results in a prolonged disruption, particularly where we have principal manufacturing and design operations, as listed in the Properties section in Item 2, may adversely affect our results and financial condition.

Rapid technological change in markets we serve requires us to develop new technologies and products.

Rapid technological change in markets we serve could contribute to shortened product life cycles and a decline in average selling prices of our products. Our results of operations depend in part upon our ability to successfully develop, manufacture and market innovative products in a timely and cost-effective manner. We make significant investments in research and development to improve existing technology and products, develop new products to meet changing customer demands, and improve our production processes. In some cases, we might not realize a return or the expected return on our investments because they are generally made before commercial viability can be assured. Further, projects that are commercially viable may not contribute to our operating results until at least a few years after they are completed.

We face supply chain and manufacturing risks.

We rely on third parties to supply us with goods and services in a cost-effective and timely manner. Our access to needed goods and services may be adversely affected by potential disputes with suppliers or disruptions in our own or suppliers' operations as a result of, for example: quality excursions; uncertainty regarding the stability of global credit and financial markets; domestic or international political, social, economic and other conditions; natural events or epidemics in the locations in which our suppliers operate; or limited or delayed access to and high costs of key materials, natural resources, services and utilities. Additionally, a breach or other incident relating to our suppliers' information technology systems could result in a release of confidential or proprietary information. If our suppliers are unable to access credit markets and other sources of needed liquidity, we may be unable to obtain needed supplies, collect accounts receivable or access needed technology.

In particular, our manufacturing processes and critical manufacturing equipment, and those of our suppliers, require that certain key materials, natural resources, services and utilities be available. Suppliers of these items have and might continue to extend lead times, limit supply or increase prices due to factors beyond our control. Limited or delayed access to and high costs of key materials, natural resources, services and utilities could adversely affect our results of operations. Our products contain materials that are subject to conflict minerals reporting requirements. Our relationships with customers and suppliers may be adversely affected if we are unable to describe our products as conflict-free. Additionally, our costs may increase if one or more of our customers demand that we change the sourcing of materials we cannot identify as conflict-free.

Our inability to timely implement new manufacturing technologies, install manufacturing equipment or secure necessary personnel for manufacturing operations could adversely affect our results of operations. We have made and will continue to make significant investments in manufacturing capacity, and we might not realize our expected return on those investments. We subcontract a portion of our wafer fabrication and assembly and testing of our products, and we depend on third parties (including contractors and other service providers) to support key portions of our operations (including manufacturing operations and advanced logic manufacturing process technology development) and to construct our facilities. We do not have long-term contracts with all of these suppliers, and the number of alternate suppliers is limited. Reliance on these suppliers involves risks, including possible shortages of capacity in periods of high demand, suppliers' inability to develop and deliver advanced logic manufacturing process technology or build facilities in a timely, cost-effective, and appropriate manner, the possibility of suppliers' imposition of increased costs on us and the unauthorized disclosure or use of our intellectual property. In addition, failure by these suppliers to fulfill expectations, commitments and responsibilities in accordance with agreed terms or applicable laws, rules and regulations (including health, safety, forced labor, human trafficking and supply chain standards) could adversely affect our results of operations, financial condition and reputation.

Our continued success depends in part on our ability to retain and recruit a sufficient number of qualified employees in a competitive environment.

Our continued success depends in part on the retention and recruitment of skilled personnel as well as the contributions and effective succession of senior management and other key employees. Skilled and experienced personnel in our industry, including engineering, management, sales, technical and staff personnel, are in high demand, and competition for their talents is intense. There can be no assurance that we will be able to successfully retain, train and recruit the key engineering, management and technical personnel that we require to execute our business strategy. Our ability to recruit internationally or deploy employees to various locations may be limited by immigration laws and policies, including changes to, or the administration or interpretation of, those laws and policies.

Our results of operations and our reputation could be affected by warranty claims, product liability claims, product recalls or legal proceedings.

Claims based on warranty, product liability, epidemic or delivery failures, or other grounds relating to our products, software, manufacturing, services, designs, communications or cybersecurity could lead to significant expenses as we defend the claims or pay damage awards or settlements. In the event of a claim, we would also incur costs if we decide to compensate the affected customer or end consumer. Any such claims may also cause us to write off the value of related inventory. We maintain product liability insurance, but there is no guarantee that such insurance will be available or adequate to protect against all such claims. In addition, it is possible for a customer to recall a product containing a TI part, for example, with respect to products used in automotive applications or handheld electronics, which may cause us to incur costs and expenses relating to the recall. Improper, incorrect, illicit or unauthorized storage, handling, modification or use of our products (including use in applications for which our products were not designed), or use of counterfeit products, by third parties could result in reputational harm. Any of these events could adversely affect our results of operations, financial condition and reputation.

Our results of operations could be adversely affected by distributors' promotion of competing product lines or our distributors' financial performance.

In 2023, about 25% of our revenue was generated from sales of our products through distributors. Our distributors carry competing product lines, and our sales could be affected if semiconductor distributors promote competing products over our products. Moreover, our results of operations could be affected if our distributors suffer financial difficulties that result in their inability to pay amounts owed to us. Disputes with current or former distributors could be disruptive or harmful to our business.

Our margins vary.

Our profit margins vary due to a number of factors, which may include customer demand and shipment volume; capital expenditures and resulting depreciation; our manufacturing processes; product mix; inventory levels; tariffs; freight costs; and new accounting pronouncements or changes in existing accounting practices or standards. In addition, we operate in a highly competitive market environment that might adversely affect pricing for our products. Because we own much of our manufacturing capacity, a significant portion of our operating costs is fixed. With our planned capacity expansions, we expect capital expenditures and depreciation to increase. In general, these fixed costs do not decline with reductions in customer demand or factory loadings, and can adversely affect profit margins as a result.

Legal and regulatory risks

<u>Our operations could be affected by the complex laws, rules and regulations to which our business is subject.</u>

We are subject to complex laws, rules and regulations on an international, national and local level that affect our domestic and international operations relating to, for example, the environment and climate change; safety; health; trade, including import and export; bribery and corruption; financial reporting; tax; data privacy and protection; labor and employment; competition; facilities and code compliance; market access; pandemics, epidemics or other public health crises; intellectual property ownership and infringement; and the movement of currency. Compliance with these laws, rules and regulations may be onerous and expensive and could restrict our ability to manufacture or ship our products and operate our business. From time to time, we receive inquiries from government entities regarding our compliance with laws and regulations. If we do not comply with a law or regulation (or the same is alleged), or a government inquiry is unresolved, we could be subject to litigation, investigations or enforcement activity that can be unpredictable and time-consuming, as well as disruptions to our operations, or significant fines, penalties or other legal liability. Furthermore, should these laws, rules and regulations be amended or expanded, or new ones enacted, we could incur materially greater compliance costs or restrictions on our ability to manufacture our products and operate our business.

Increased focus from government authorities, investors, customers and other key stakeholders on environmental, social and governance (ESG) matters has led to new and more stringent reporting standards and disclosure requirements. As the nature, scope and complexity of ESG reporting, diligence and disclosure requirements expand, we might have to undertake costly efforts to control, assess and report on ESG metrics.

Some of these complex laws, rules and regulations – for example, those related to environmental, safety and health requirements – may particularly affect us in the jurisdictions in which we manufacture products, especially if such laws and regulations: require the use of abatement equipment beyond what we currently employ; require the addition or elimination of a material or process to or from our current manufacturing processes; or impose costs, fees or reporting requirements on the direct or indirect use of energy, natural resources, or materials or gases used or emitted into the environment in connection with the manufacture of our products. A substitute for a prohibited material or process might not be available, or might not be available at reasonable cost.

<u>Our results of operations could be affected by changes in tax-related matters.</u>

We have facilities in more than 30 countries and as a result are subject to taxation and audit by a number of taxing authorities. Tax rates vary among the jurisdictions in which we operate. If our tax rate increases, our results of operations could be adversely affected. A number of factors could cause our tax rate to increase, including a change in the jurisdictions in which our profits are earned and taxed; a change in the mix of profits from those jurisdictions; changes in available tax credits or deductions, including for amounts relating to stock compensation; changes in applicable tax rates; changes in tariff regulations or surcharges; changes in accounting principles; or adverse resolution of audits by taxing authorities. We have deferred tax assets on our balance sheet. Changes in applicable tax laws and regulations or in our business performance could affect our ability to realize those deferred tax assets, which could also affect our results of operations.

In addition, we are subject to laws and regulations in various jurisdictions that determine how much profit has been earned and when it is subject to taxation in that jurisdiction. These laws and regulations can be complex and subject to interpretation. Changes in these laws and regulations, including those that align with the Organisation for Economic Cooperation and Development's Base Erosion and Profit Shifting recommendations, could affect the locations where we are deemed to earn income, which could in turn affect our results of operations. Each quarter we forecast our tax expense based on our forecast of our performance for the year. If that performance forecast changes, our forecasted tax expense will change.

We have received and may in the future continue to receive government incentives, including but not limited to tax incentives, designed to encourage certain investments in our operations. We may be subject to increased scrutiny from government entities, shareholders and others on how these incentives are used and spent. Such incentives could be subject to reduction, modification, clawback or termination, and such changes to these incentives could adversely affect our results of operations, financial condition and reputation.

Our performance depends in part on our ability to enforce our intellectual property rights and to maintain freedom of operation.

Access to worldwide markets depends in part on the continued strength of our intellectual property portfolio in all jurisdictions where we conduct business. There can be no assurance that, as our business evolves, we will obtain the necessary intellectual property rights, or that we will be able to independently develop the technology, software or know-how necessary to conduct our business or that we can do so without infringing the intellectual property rights of others. To the extent that we have to rely on technology from others for which a license is required, there can be no assurance that we will be able to obtain such a license at all or on terms we consider reasonable. We, directly and indirectly, face infringement claims from third parties, including nonpracticing entities that have acquired patents to pursue enforcement actions against other companies. We also face infringement claims where we or our customers make, use or sell products and where the intellectual property laws may be less established or less predictable. These assertions, whether or not of any merit, expose us to claims for damages and/or injunctions from third parties, as well as claims for indemnification by our customers in instances where we have a contractual or other legal obligation to indemnify them against damages resulting from infringement claims.

We actively enforce and protect our own intellectual property rights. However, our efforts cannot prevent all misappropriation or improper use of our protected technology and information, including, for example, third parties' use of our patented or copyrighted technology, our trade secrets, or unauthorized copying and cloning, in their products without the right to do so, or third parties' sale of counterfeit products bearing our trademark. Activities such as those listed above may affect our reputation and impede our ability to sell our products. The laws of countries where we operate may not protect our intellectual property rights to the same extent as U.S. laws.

Risks related to our financing activities and other risks

Our debt could affect our operations and financial condition.

From time to time, we issue debt securities with various interest rates and maturities. While we believe we will have the ability to service this debt, our ability to make principal and interest payments when due depends upon our future performance, which will be subject to general economic conditions, industry cycles, and business and other factors affecting our operations, including our other risk factors, many of which are beyond our control. In addition, our obligation to make principal and interest payments could divert funds that otherwise might be invested in our operations or returned to shareholders, or could cause us to raise funds by, for example, issuing new debt or equity or selling assets.

Our results of operations and liquidity could be affected by changes in the financial markets.

We maintain bank accounts, a portfolio of investments, access to one or more revolving credit agreements and the ability to issue debt to support the financing needs of the company. Our ability to fund our operations, invest in our business, make strategic acquisitions, service our debt obligations and meet our cash return objectives depends upon continuous access to our bank and investment accounts, and may depend on access to our bank credit lines that support commercial paper borrowings and provide additional liquidity through short-term bank loans. If we are unable to access these accounts and credit lines (for example, due to instability in the financial markets), our results of operations and financial condition could be adversely affected and our ability to access the capital markets or redeem our investments could be restricted.

Material impairments of our goodwill could adversely affect our results of operations.

We have a significant amount of goodwill on our consolidated balance sheet. Charges associated with impairments of goodwill could adversely affect our financial condition and results of operations.

ITEM 1B. Unresolved staff comments

Not applicable.

ITEM 1C. Cybersecurity

Cybersecurity risk management and strategy

Our cybersecurity risk management is based on recognized cybersecurity industry frameworks and standards, including those of the National Institute of Standards and Technology, the Center for Internet Security Controls, and the International Organization for Standardization. We use these frameworks, together with information collected from internal assessments, to develop policies for use of our information assets (for example, TI business information and information resources such as mobile phones, computers and workstations), access to specific intellectual property or technologies, and protection of personal information. We protect these information assets through industry-standard techniques, such as multifactor authentication and malware defenses. We also work with internal stakeholders across the company to integrate foundational cybersecurity principles throughout our organization's operations, including employment of multiple layers of cybersecurity defenses, restricted access based on business need, and integrity of our business information. Throughout the year, we also regularly train our employees on cybersecurity awareness, confidential information protection and simulated phishing attacks.

We regularly engage third-party assessors to conduct penetration testing and measure our program to industry standard frameworks. We also have standing engagements with incident response experts and external counsel. We frequently collaborate with industry experts and cybersecurity practitioners at other companies to exchange information about potential cybersecurity threats, best practices and trends.

Our cybersecurity risk management extends to risks associated with our use of third-party service providers. For instance, we conduct risk and compliance assessments of third-party service providers that request access to our information assets.

Our cybersecurity risk management is an important part of our comprehensive business continuity program and enterprise risk management. Our global information security team periodically engages with a cross-functional group of subject matter experts and leaders to assess and refine our cybersecurity risk posture and preparedness. For example, we regularly evaluate and update contingency strategies for our business in the event that a portion of our information resources were to be unavailable due to a cybersecurity incident. We practice our response to potential cybersecurity incidents through regular tabletop exercises, threat hunting and red team exercises.

For more information about cybersecurity risks, see the Risk factors discussion in Item 1A of this Form 10-K.

Governance of cybersecurity risk management

The board of directors, as a whole, has oversight responsibility for our strategic and operational risks. The audit committee assists the board of directors with this responsibility by reviewing and discussing our risk assessment and risk management practices, including cybersecurity risks, with members of management. The audit committee, in turn, periodically reports on its review with the board of directors.

Management is responsible for day-to-day assessment and management of cybersecurity risks. Our chief information officer has primary oversight of material risks from cybersecurity threats. Our chief information officer is the senior vice president responsible for the Information Technology Solutions (ITS) organization and for information protection. Our chief information officer has more than 25 years of experience across various engineering, business and management roles, including serving as the vice president of the design and manufacturing ITS organization, leading the development and implementation of information technology strategies and roadmaps for manufacturing automation.

Our chief information security officer reports to our chief information officer. Our chief information security officer has more than 15 years of experience working in information technology-related roles, a degree in Information Technology, and Global Information Assurance Certifications in Security Essentials (GSEC) as an Intrusion Analyst (GCIA) and as a Penetration Tester (GPEN).

Our chief information officer and chief information security officer assess our cybersecurity readiness through internal assessment tools as well as third-party control tests, vulnerability assessments, audits and evaluation against industry standards. We have governance and compliance structures that are designed to elevate issues relating to cybersecurity to our chief information officer and chief information security officer, such as potential threats or vulnerabilities. We also employ various defensive and continuous monitoring techniques using recognized industry frameworks and cybersecurity standards.

Our chief information officer meets with the audit committee periodically to review our information technology systems and discuss key cybersecurity risks. In addition, the chief financial officer reviews with the audit committee at least annually our global enterprise risk management program, which includes cybersecurity risks, and is also reported to the board.

ITEM 2. Properties

Our principal executive offices are located at 12500 TI Boulevard, Dallas, Texas. The following table indicates the general location of our principal manufacturing and design operations and the reportable segments that make major use of them. Except as otherwise indicated, we own these facilities.

	Analog	Embedded Processing
North Texas (Dallas, Richardson and Sherman)	X	X
Lehi, Utah	X	X
South Portland, Maine	X	
Santa Clara, California	X	
Houston, Texas		X
Tucson, Arizona	X	
Chengdu, China *	X	X
Shanghai, China **	X	X
Freising, Germany	X	X
Bangalore, India *	X	X
Aizu, Japan	X	X
Miho, Japan	X	X
Kuala Lumpur, Malaysia *	X	X
Melaka, Malaysia *	X	
Aguascalientes, Mexico **	X	
Baguio, Philippines *	X	X
Pampanga (Clark), Philippines *	X	X
Taipei, Taiwan *	X	X

*   Portions of the facilities are leased and owned. This may include land leases.

**   Leased.

Our facilities in the United States contained approximately 16.1 million square feet at December 31, 2023, of which approximately 0.4 million square feet were leased. Our facilities outside the United States contained approximately 12.7 million square feet at December 31, 2023, of which approximately 2.4 million square feet were leased.

At the end of 2023, we occupied substantially all of the space in our facilities.

Leases covering our currently occupied leased facilities expire at varying dates, generally within the next five years. We believe our current properties are suitable and adequate for their intended purpose.

ITEM 3. Legal proceedings

We are involved in various inquiries and proceedings that arise in the ordinary course of our business. We believe that the amount of our liability, if any, will not have a material adverse effect upon our financial condition, results of operations or liquidity.

ITEM 4. Mine safety disclosures

Not applicable.

ITEM 5. Market for Registrant's common equity, related stockholder matters and issuer purchases of equity securities

TI common stock is quoted on The Nasdaq Global Select Market under the ticker symbol TXN. At December 31, 2023, we had 11,261 stockholders of record.

The following table contains information regarding our purchases of our common stock during the fourth quarter of 2023.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (a)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (a)	
October 1, 2023 through October 31, 2023	329,147	$149.62	318,738	$ 21.21	billion
November 1, 2023 through November 30, 2023	76,200	148.19	76,200	21.20	billion
December 1, 2023 through December 31, 2023	17,652	157.14	17,652	21.20	billion
Total	422,999 (b)	$149.67 (b)	412,590	$ 21.20	billion (c)

(a)   All open-market purchases during the quarter were made under the authorizations from our board of directors to purchase up to $12.0 billion and $15.0 billion of additional shares of TI common stock announced September 20, 2018, and September 15, 2022, respectively.

(b)   In addition to open-market purchases, 10,409 shares of common stock were surrendered by employees to satisfy tax withholding obligations in connection with the vesting of restricted stock units.

(c)   As of December 31, 2023, this amount consisted of the remaining portion of the $12.0 billion authorized in September 2018 and the $15.0 billion authorized in September 2022. No expiration date has been specified for these authorizations.

ITEM 6. (Reserved)

ITEM 7. Management's discussion and analysis of financial condition and results of operations

Overview

We design and manufacture semiconductors that we sell to electronics designers and manufacturers all over the world. Technology is the foundation of our company, but ultimately, our objective and the best metric for owners to measure our progress is through the growth of free cash flow per share over the long term.

Our strategy to maximize long-term free cash flow per share growth has three elements:

1. A great business model that is focused on analog and embedded processing products and built around four sustainable competitive advantages. The four sustainable competitive advantages are powerful in combination and provide tangible benefits:

   (a) A strong foundation of manufacturing and technology that provides lower costs and greater control of our supply chain.

   (b) A broad portfolio of analog and embedded processing products that offers more opportunity per customer and more value for our investments.

   (c) The reach of our market channels that gives access to more customers and more of their design projects, leading to the opportunity to sell more of our products into each design and gives us better insight and knowledge of customer needs.

   (d) Diversity and longevity of our products, markets and customer positions that provide less single point dependency and longer returns on our investments.

   Together, these competitive advantages help position TI in a unique class of companies capable of generating and returning significant amounts of cash for our owners. We make our investments with an eye towards long-term strengthening and leveraging of these advantages.

2. Discipline in allocating capital to the best opportunities. This spans how we select R&D projects, develop new capabilities like TI.com, invest in new manufacturing capacity or how we think about acquisitions and returning cash to our owners.

3. Efficiency, which means constantly striving for more output for every dollar spent.

We believe that our business model with the combined effect of our four competitive advantages sets TI apart from our peers and will for a long time to come. We will invest to strengthen our competitive advantages, be disciplined in capital allocation and stay diligent in our pursuit of efficiencies. Finally, we will remain focused on the belief that long-term growth of free cash flow per share is the ultimate measure to generate value.

Management's discussion and analysis of financial condition and results of operations (MD&A) should be read in conjunction with the financial statements and the related notes that appear elsewhere in this document. In the following discussion of our results of operations:

- Our segments represent groups of similar products that are combined on the basis of similar design and development requirements, product characteristics, manufacturing processes and distribution channels, and how management allocates resources and measures results. See Note 1 to the financial statements for more information regarding our segments.

- When we discuss our results:

  ◦ Unless otherwise noted, changes in our revenue are attributable to changes in customer demand, which are evidenced by fluctuations in shipment volumes.

  ◦ New products do not tend to have a significant impact on our revenue in any given period because we sell such a large number of products.

  ◦ From time to time, our revenue and gross profit are affected by changes in demand for higher-priced or lower-priced products, which we refer to as changes in the "mix" of products shipped.

- ◦ Because we own much of our manufacturing capacity, a significant portion of our operating cost is fixed. When factory loadings decrease, our fixed costs are spread over reduced output and, absent other circumstances, our profit margins decrease. Conversely, as factory loadings increase, our fixed costs are spread over increased output and, absent other circumstances, our profit margins increase.
- For an explanation of free cash flow, see the Non-GAAP financial information section.
- All dollar amounts in the tables are stated in millions of U.S. dollars.

Our results of operations provides details of our financial results for 2023 and 2022 and year-to-year comparisons between 2023 and 2022. Discussion of 2021 items and year-to-year comparisons between 2022 and 2021 that are not included in this Form 10-K can be found in "Management's discussion and analysis of financial condition and results of operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

Results of operations

Our strategic focus is on analog and embedded processing products. We sell our products into six end markets: industrial, automotive, personal electronics, communications equipment, enterprise systems and other. While all of these end markets represent good opportunities, we place additional strategic emphasis on designing and selling our products into the industrial and automotive markets, which we believe represent the best long-term growth opportunities.

Our focus on analog and embedded processing allows us to generate strong cash flow from operations. Our cash flow from operations of $6.42 billion underscored the strength of our business model, the quality of our product portfolio and the benefit of 300mm production. Free cash flow was $1.35 billion and represented 7.7% of revenue. During 2023, we invested $3.69 billion in R&D and SG&A, invested $5.07 billion in capital expenditures and returned $4.85 billion to shareholders.

Details of financial results – 2023 compared with 2022

Revenue of $17.52 billion decreased $2.51 billion, or 12.5%, primarily due to lower revenue from Analog, partially offset by higher revenue from Embedded Processing.

Gross profit of $11.02 billion was down $2.75 billion, or 20.0%, primarily due to lower revenue and, to a lesser extent, higher manufacturing costs associated with planned capacity expansion and reduced factory loadings. As a percentage of revenue, gross profit decreased to 62.9% from 68.8%.

Operating expenses (R&D and SG&A) were $3.69 billion compared with $3.37 billion. This increase was primarily due to higher employee-related costs as we invest to strengthen our competitive advantages.

Restructuring charges/other in the year-ago period was $257 million due to preproduction costs at our Lehi, Utah, manufacturing facility. These costs transitioned primarily to cost of revenue after production began in December 2022. See Note 11 to the financial statements.

Operating profit was $7.33 billion, or 41.8% of revenue, compared with $10.14 billion, or 50.6% of revenue.

Other income and expense (OI&E) was $440 million of income compared with $106 million of income, due to higher interest income. See Note 11 to the financial statements.

Interest and debt expense of $353 million increased $139 million due to the issuance of additional long-term debt. See Note 8 to the financial statements.

Our provision for income taxes was $908 million compared with $1.28 billion. This decrease was due to lower income before income taxes. Our effective tax rate, which includes discrete tax items, was 12.2% in 2023 compared with 12.8% in 2022. See Note 4 to the financial statements for a reconciliation of the U.S. statutory corporate tax rate to our effective tax rate.

Net income was $6.51 billion compared with $8.75 billion. EPS was $7.07 compared with $9.41.

Segment results – 2023 compared with 2022

Analog (includes Power and Signal Chain product lines)

	2023	2022	Change
Revenue	$ 13,040	$ 15,359	(15)%
Operating profit	5,821	8,359	(30)%
Operating profit % of revenue	44.6%	54.4%	

Analog revenue decreased in both product lines about equally. Operating profit decreased primarily due to lower revenue and higher manufacturing costs.

Embedded Processing (includes microcontrollers and processors)

	2023	2022	Change
Revenue	$ 3,368	$ 3,261	3 %
Operating profit	1,008	1,253	(20)%
Operating profit % of revenue	29.9%	38.4%	

Embedded Processing revenue increased due to the mix of products shipped. Operating profit decreased primarily due to higher manufacturing costs, partially offset by higher revenue.

Other (includes DLP® products, calculators and custom ASIC products)

	2023	2022	Change
Revenue	$ 1,111	$ 1,408	(21)%
Operating profit *	502	528	(5)%
Operating profit % of revenue	45.2%	37.5%	

* Includes restructuring charges/other

Other revenue decreased $297 million, and operating profit decreased $26 million.

Financial condition

At the end of 2023, total cash (cash and cash equivalents plus short-term investments) was $8.58 billion, a decrease of $492 million from the end of 2022.

Accounts receivable were $1.79 billion, a decrease of $108 million compared with the end of 2022. Days sales outstanding at the end of 2023 were 39 compared with 37 at the end of 2022.

Inventory was $4.00 billion, an increase of $1.24 billion from the end of 2022. Days of inventory at the end of 2023 were 219 compared with 157 at the end of 2022.

Liquidity and capital resources

Our primary source of liquidity is cash flow from operations. Additional sources of liquidity are cash and cash equivalents, short-term investments and access to debt markets. We also have a variable-rate, revolving credit facility. As of December 31, 2023, our credit facility was undrawn, and we had no commercial paper outstanding. Cash flows from operating activities for 2023 were $6.42 billion, a decrease of $2.30 billion due to lower net income and higher cash used for working capital, as we continued to strategically build inventory.

Investing activities for 2023 used $4.36 billion compared with $3.58 billion in 2022. Capital expenditures were $5.07 billion compared with $2.80 billion in 2022 and were primarily for semiconductor manufacturing equipment and facilities in both periods. Short-term investments provided cash proceeds of $682 million in 2023 compared with $826 million of cash used in 2022.

As we continue to invest to strengthen our competitive advantage in manufacturing and technology as part of our long-term capacity planning, our capital expenditures are expected to continue to be higher than historical levels. In August 2022, the U.S. government enacted the U.S. CHIPS and Science Act, which provides funding for manufacturing grants and research investments and establishes a 25% investment tax credit for certain investments in U.S. semiconductor manufacturing. We expect to receive the cash benefit associated with the investment tax credit for qualifying capital expenditures in future periods, and we have submitted applications for the manufacturing grants provided by the legislation. See Note 11 to the financial statements.

Financing activities for 2023 used $2.14 billion compared with $6.72 billion in 2022. In 2023, we received net proceeds of $3.00 billion from the issuance of fixed-rate, long-term debt and retired maturing debt of $500 million. In 2022, we received net proceeds of $1.49 billion from the issuance of fixed-rate, long-term debt and retired maturing debt of $500 million. Dividends paid in 2023 were $4.56 billion compared with $4.30 billion in 2022, reflecting an increased dividend rate. We used $293 million to repurchase 1.8 million shares of our common stock compared with $3.62 billion used in 2022 to repurchase 22.2 million shares. Employee exercises of stock options provided cash proceeds of $263 million compared with $241 million in 2022.

We had $2.96 billion of cash and cash equivalents and $5.61 billion of short-term investments as of December 31, 2023. We believe we have the necessary financial resources and operating plans to fund our working capital needs, capital expenditures, dividend and debt-related payments and other business requirements for at least the next 12 months.

Non-GAAP financial information

This MD&A includes references to free cash flow and ratios based on that measure. These are financial measures that were not prepared in accordance with generally accepted accounting principles in the United States (GAAP). Free cash flow was calculated by subtracting capital expenditures from the most directly comparable GAAP measure, cash flows from operating activities (also referred to as cash flow from operations).

We believe that free cash flow and the associated ratios provide insight into our liquidity, our cash-generating capability and the amount of cash potentially available to return to shareholders, as well as insight into our financial performance. These non-GAAP measures are supplemental to the comparable GAAP measures.

Reconciliation to the most directly comparable GAAP measures is provided in the table below.

	For Years Ended December 31,	
	2023	2022
Cash flow from operations (GAAP)	$ 6,420	$ 8,720
Capital expenditures	(5,071)	(2,797)
Free cash flow (non-GAAP)	$ 1,349	$ 5,923
Revenue	$ 17,519	$ 20,028
Cash flow from operations as a percentage of revenue (GAAP)	36.6%	43.5%
Free cash flow as a percentage of revenue (non-GAAP)	7.7%	29.6%

Critical accounting estimates

Our accounting policies are more fully described in Note 2 of the consolidated financial statements. As disclosed in Note 2, the preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Management believes it is unlikely that applying other estimates and assumptions would have a material impact on the financial statements. We consider the following accounting policies to be those that are most important to the portrayal of our financial condition and that require a higher degree of judgment.

Income taxes

In determining net income for financial statement purposes, we must make certain estimates and judgments in the calculation of tax provisions and the resultant tax liabilities and in the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In the ordinary course of global business, there may be many transactions and calculations where the ultimate tax outcome is uncertain. The calculation of tax liabilities involves dealing with uncertainties in the interpretation and application of complex tax laws, and significant judgment is necessary to (i) determine whether, based on the technical merits, a tax position is more likely than not to be sustained and (ii) measure the amount of tax benefit that qualifies for recognition. We recognize potential liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on an estimate of the ultimate resolution of whether, and the extent to which, additional taxes will be due. Although we believe the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different from what is reflected in the historical income tax provisions and accruals.

Inventory valuation allowances

Inventory is valued net of allowances for unsalable or obsolete raw materials, work in process and finished goods. Statistical allowances are determined quarterly for raw materials and work in process based on historical disposals of inventory for salability and obsolescence reasons. For finished goods, quarterly statistical allowances are determined by comparing inventory levels of individual parts to historical shipments, current backlog and estimated future sales in order to identify inventory considered unlikely to be sold. A specific allowance for each material type will be carried if there is a significant event not captured by the statistical allowance, such as an end-of-life part or demand with imminent risk of cancellation. Allowances are also calculated quarterly for instances where inventoried costs for individual products are in excess of the net realizable value for those products. Actual future write-offs of inventory for salability and obsolescence reasons may differ from estimates and calculations used to determine valuation allowances due to changes in customer demand, customer negotiations, technology shifts and other factors.

Commitments and contingencies

See Note 10 to the financial statements for a discussion of our commitments and contingencies.

ITEM 7A. Quantitative and qualitative disclosures about market risk

Foreign exchange risk

The U.S. dollar is our functional currency for financial reporting. Our non-U.S. entities own assets or liabilities denominated in U.S. dollars or other currencies, and exchange rate fluctuations in those jurisdictions may impact our effective tax rate.

Our balance sheet also reflects amounts remeasured from non-U.S. dollar currencies. Because most of the aggregate non-U.S. dollar balance sheet exposure is hedged by forward currency exchange contracts, which are based on year-end 2023 balances and currency exchange rates, a hypothetical 10% plus or minus fluctuation in non-U.S. currency exchange rates relative to the U.S. dollar would result in a pretax currency exchange gain or loss of approximately $4 million.

We use these forward currency exchange contracts to reduce the earnings impact that exchange rate fluctuations may have on our non-U.S. dollar net balance sheet exposures. As of December 31, 2023, we had forward currency exchange contracts outstanding with a notional value of $328 million to hedge net balance sheet exposures (including $102 million to sell Japanese yen, $77 million to sell British pounds and $58 million to buy Chinese yuan). Similar hedging activities existed at year-end 2022.

Interest rate risk

We have the following potential exposure to changes in interest rates: (i) the effect of changes in interest rates on the fair value of our investments in cash equivalents and short-term investments, which could produce a gain or a loss; and (ii) the effect of changes in interest rates on the fair value of our debt.

As of December 31, 2023, a hypothetical 100 basis point increase in interest rates would decrease the fair value of our investments in cash equivalents and short-term investments by about $22 million and decrease the fair value of our long-term debt by $891 million. Because interest rates on our long-term debt are fixed, changes in interest rates would not affect the cash flows associated with long-term debt.

Equity risk

Long-term investments at year-end 2023 include the following:

- *Investments in mutual funds* – includes mutual funds that were selected to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The mutual funds hold a variety of debt and equity investments.

- *Investments in venture capital funds* – includes investments in limited partnerships (accounted for under either the equity method or at cost with adjustments to observable market changes or impairments).

- *Equity investments* – includes nonmarketable (nonpublicly traded) equity securities.

Investments in mutual funds are stated at fair value. Changes in prices of the mutual fund investments are expected to offset related changes in certain deferred compensation liabilities. Nonmarketable equity securities and certain venture capital funds are stated at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. Investments in the remaining venture capital funds are stated using the equity method. See Note 6 to the financial statements for details of equity and other long-term investments.

We also utilize total return swaps to economically hedge exposure to changes in liabilities related to the market risks of certain deferred compensation arrangements with employees. Gains or losses from changes in the fair value of these total return swaps generally offset the related losses or gains on the deferred compensation liabilities.

ITEM 8. Financial statements and supplementary data

List of financial statements:

- Income for each of the three years in the period ended December 31, 2023.

- Comprehensive income for each of the three years in the period ended December 31, 2023.

- Balance sheets as of December 31, 2023 and 2022.

- Cash flows for each of the three years in the period ended December 31, 2023.

- Stockholders' equity for each of the three years in the period ended December 31, 2023.

- Reports of independent registered public accounting firm (PCAOB ID: 42).

Schedules have been omitted because the required information is not present or not present in amounts sufficient to require submission of the schedule or because the information required is included in the consolidated financial statements or the notes thereto.

Consolidated Statements of Income

(In millions, except per-share amounts)	For Years Ended December 31, 2023	2022	2021
Revenue	**$ 17,519**	$ 20,028	$ 18,344
Cost of revenue (COR)	**6,500**	6,257	5,968
Gross profit	**11,019**	13,771	12,376
Research and development (R&D)	**1,863**	1,670	1,554
Selling, general and administrative (SG&A)	**1,825**	1,704	1,666
Acquisition charges	**—**	—	142
Restructuring charges/other	**—**	257	54
Operating profit	**7,331**	10,140	8,960
Other income (expense), net (OI&E)	**440**	106	143
Interest and debt expense	**353**	214	184
Income before income taxes	**7,418**	10,032	8,919
Provision for income taxes	**908**	1,283	1,150
Net income	**$ 6,510**	$ 8,749	$ 7,769
Earnings per common share (EPS):			
Basic	**$ 7.13**	$ 9.51	$ 8.38
Diluted	**$ 7.07**	$ 9.41	$ 8.26
Average shares outstanding:			
Basic	**908**	916	923
Diluted	**916**	926	936

A portion of net income is allocated to unvested restricted stock units (RSUs) on which we pay dividend equivalents. Diluted EPS is calculated using the following:

Net income	**$ 6,510**	$ 8,749	$ 7,769
Income allocated to RSUs	**(33)**	(39)	(33)
Income allocated to common stock for diluted EPS	**$ 6,477**	$ 8,710	$ 7,736

See accompanying notes.

Consolidated Statements of Comprehensive Income

(In millions)	For Years Ended December 31, 2023	2022	2021
Net income	**$ 6,510**	$ 8,749	$ 7,769
Other comprehensive income (loss)			
Net actuarial losses of defined benefit plans:			
Adjustments, net of tax effect of ($9), $48 and ($56)	**27**	(155)	175
Recognized within net income, net of tax effect of ($5), ($17) and ($8)	**15**	61	29
Prior service cost (credit) of defined benefit plans:			
Recognized within net income, net of tax effect of $0, $0 and $0	**1**	(1)	(1)
Derivative instruments:			
Change in fair value, net of tax effect of $0, $0 and $0	**1**	1	—
Available-for-sale investments:			
Unrealized gains (losses), net of tax effect of ($1), $1 and $0	**5**	(3)	—
Other comprehensive income (loss), net of taxes	**49**	(97)	203
Total comprehensive income	**$ 6,559**	$ 8,652	$ 7,972

See accompanying notes.

Consolidated Balance Sheets

(In millions, except par value)	December 31, 2023		December 31, 2022	
Assets				
Current assets:				
Cash and cash equivalents	$	2,964	$	3,050
Short-term investments		5,611		6,017
Accounts receivable, net of allowances of ($16) and ($13)		1,787		1,895
Raw materials		420		353
Work in process		2,109		1,546
Finished goods		1,470		858
Inventories		3,999		2,757
Prepaid expenses and other current assets		761		302
Total current assets		15,122		14,021
Property, plant and equipment at cost		13,268		9,950
Accumulated depreciation		(3,269)		(3,074)
Property, plant and equipment		9,999		6,876
Goodwill		4,362		4,362
Deferred tax assets		757		473
Capitalized software licenses		223		152
Overfunded retirement plans		173		188
Other long-term assets		1,712		1,135
Total assets	$	32,348	$	27,207
Liabilities and stockholders' equity				
Current liabilities:				
Current portion of long-term debt	$	599	$	500
Accounts payable		802		851
Accrued compensation		836		799
Income taxes payable		172		189
Accrued expenses and other liabilities		911		646
Total current liabilities		3,320		2,985
Long-term debt		10,624		8,235
Underfunded retirement plans		108		118
Deferred tax liabilities		63		66
Other long-term liabilities		1,336		1,226
Total liabilities		15,451		12,630
Stockholders' equity:				
Preferred stock, $25 par value. Shares authorized – 10; none issued		—		—
Common stock, $1 par value. Shares authorized – 2,400; shares issued – 1,741		1,741		1,741
Paid-in capital		3,362		2,951
Retained earnings		52,283		50,353
Treasury common stock at cost				
Shares: 2023 – 832; 2022 – 835		(40,284)		(40,214)
Accumulated other comprehensive income (loss), net of taxes (AOCI)		(205)		(254)
Total stockholders' equity		16,897		14,577
Total liabilities and stockholders' equity	$	32,348	$	27,207

See accompanying notes.

Consolidated Statements of Cash Flows

For Years Ended December 31,

(In millions)	2023	2022	2021
Cash flows from operating activities			
Net income	$ 6,510	$ 8,749	$ 7,769
Adjustments to net income:			
Depreciation	1,175	925	755
Amortization of acquisition-related intangibles	—	—	142
Amortization of capitalized software	63	54	57
Stock compensation	362	289	230
Gains on sales of assets	—	(3)	(57)
Deferred taxes	(299)	(191)	15
Increase (decrease) from changes in:			
Accounts receivable	108	(194)	(287)
Inventories	(1,242)	(847)	45
Prepaid expenses and other current assets	46	6	57
Accounts payable and accrued expenses	(33)	106	33
Accrued compensation	29	22	7
Income taxes payable	(7)	94	(20)
Changes in funded status of retirement plans	45	114	62
Other	(337)	(404)	(52)
Cash flows from operating activities	6,420	8,720	8,756
Cash flows from investing activities			
Capital expenditures	(5,071)	(2,797)	(2,462)
Proceeds from asset sales	3	3	75
Purchases of short-term investments	(12,705)	(14,483)	(10,124)
Proceeds from short-term investments	13,387	13,657	8,478
Other	24	37	(62)
Cash flows from investing activities	(4,362)	(3,583)	(4,095)
Cash flows from financing activities			
Proceeds from issuance of long-term debt	3,000	1,494	1,495
Repayment of debt	(500)	(500)	(550)
Dividends paid	(4,557)	(4,297)	(3,886)
Stock repurchases	(293)	(3,615)	(527)
Proceeds from common stock transactions	263	241	377
Other	(57)	(41)	(46)
Cash flows from financing activities	(2,144)	(6,718)	(3,137)
Net change in cash and cash equivalents	(86)	(1,581)	1,524
Cash and cash equivalents at beginning of period	3,050	4,631	3,107
Cash and cash equivalents at end of period	$ 2,964	$ 3,050	$ 4,631

See accompanying notes.

Consolidated Statements of Stockholders' Equity

(In millions, except per-share amounts)

	Common Stock	Paid-in Capital	Retained Earnings	Treasury Common Stock	AOCI
Balance, December 31, 2020	$ 1,741	$ 2,333	$ 42,051	$(36,578)	$ (360)
2021					
Net income	—	—	7,769	—	—
Dividends declared and paid ($4.21 per share)	—	—	(3,886)	—	—
Common stock issued for stock-based awards	—	67	—	310	—
Stock repurchases	—	—	—	(532)	—
Stock compensation	—	230	—	—	—
Other comprehensive income (loss), net of taxes	—	—	—	—	203
Dividend equivalents on RSUs	—	—	(15)	—	—
Balance, December 31, 2021	1,741	2,630	45,919	(36,800)	(157)
2022					
Net income	—	—	8,749	—	—
Dividends declared and paid ($4.69 per share)	—	—	(4,297)	—	—
Common stock issued for stock-based awards	—	35	—	206	—
Stock repurchases	—	—	—	(3,620)	—
Stock compensation	—	289	—	—	—
Other comprehensive income (loss), net of taxes	—	—	—	—	(97)
Dividend equivalents on RSUs	—	—	(18)	—	—
Other	—	(3)	—	—	—
Balance, December 31, 2022	1,741	2,951	50,353	(40,214)	(254)
2023					
Net income	—	—	6,510	—	—
Dividends declared and paid ($5.02 per share)	—	—	(4,557)	—	—
Common stock issued for stock-based awards	—	50	—	213	—
Stock repurchases	—	—	—	(283)	—
Stock compensation	—	362	—	—	—
Other comprehensive income (loss), net of taxes	—	—	—	—	49
Dividend equivalents on RSUs	—	—	(23)	—	—
Other	—	(1)	—	—	—
Balance, December 31, 2023	$ 1,741	$ 3,362	$ 52,283	$(40,284)	$ (205)

See accompanying notes.

Notes to financial statements

1. Description of business, including segment and geographic area information

We design and manufacture semiconductors that we sell to electronics designers and manufacturers all over the world. We have two reportable segments, Analog and Embedded Processing, each of which represents groups of similar products that are combined on the basis of similar design and development requirements, product characteristics, manufacturing processes and distribution channels. Our segments also reflect how management allocates resources and measures results.

- Analog semiconductors change real-world signals, such as sound, temperature, pressure or images, by conditioning them, amplifying them and often converting them to a stream of digital data that can be processed by other semiconductors, such as embedded processors. Analog semiconductors are also used to manage power in all electronic equipment by converting, distributing, storing, discharging, isolating and measuring electrical energy, whether the equipment is plugged into a wall or using a battery. Our Analog segment consists of two major product lines: Power and Signal Chain.

- Embedded Processing products are the digital "brains" of many types of electronic equipment. They are designed to handle specific tasks and can be optimized for various combinations of performance, power and cost, depending on the application.

We report the results of our remaining business activities in Other. Other includes operating segments that do not meet the quantitative thresholds for individually reportable segments and cannot be aggregated with other operating segments. Other includes DLP® products, calculators and custom ASIC products.

In Other, we also include items that are not used in evaluating the results of or in allocating resources to our segments. Examples of these items include acquisition, integration and restructuring charges (see Note 11); and certain corporate-level items, such as litigation expenses, environmental costs, insurance settlements, and gains and losses from other activities, including asset dispositions. We allocate the remainder of our expenses associated with corporate activities to our operating segments based on specific methodologies, such as percentage of operating expenses or headcount.

Our centralized manufacturing and support organizations, such as facilities, procurement and logistics, provide support to our operating segments, including those in Other. Costs incurred by these organizations, including depreciation, are charged to the segments on a per-unit basis. Consequently, depreciation expense is not an independently identifiable component within the segments' results and, therefore, is not provided.

With the exception of goodwill, we do not identify or allocate assets by operating segment, nor does the chief operating decision maker evaluate operating segments using discrete asset information. We have no material intersegment revenue. The accounting policies of the segments are consistent with those described in the summary of significant accounting policies and practices.

Segment information

	For Years Ended December 31,		
	2023	2022	2021
Revenue:			
Analog	$ 13,040	$ 15,359	$ 14,050
Embedded Processing	3,368	3,261	3,049
Other	1,111	1,408	1,245
Total revenue	$ 17,519	$ 20,028	$ 18,344
Operating profit:			
Analog	$ 5,821	$ 8,359	$ 7,393
Embedded Processing	1,008	1,253	1,174
Other	502	528	393
Total operating profit	$ 7,331	$ 10,140	$ 8,960

Geographic area information

Our estimate for revenue based on the geographic location of our end customers' headquarters, which represents where critical decisions are made, is as follows:

| | For Years Ended December 31, | | | | | |
	2023		**2022**		**2021**	
Revenue:						
United States	$ **5,814**	**33%**	$ 6,609	33%	$ 6,237	34%
China	**3,293**	**19**	4,807	24	4,586	25
Rest of Asia	**1,721**	**10**	2,003	10	2,018	11
Europe, Middle East and Africa (a)	**4,642**	**26**	4,807	24	3,852	21
Japan	**1,782**	**10**	1,602	8	1,468	8
Rest of world	**267**	**2**	200	1	183	1
Total revenue	$ **17,519**	**100%**	$ 20,028	100%	$ 18,344	100%

(a)   Revenue from end customers headquartered in Germany was 13%, 11% and 9% of total revenue in 2023, 2022 and 2021, respectively.

Property, plant and equipment by geographic area, based on physical location:

| | December 31, | |
	2023	**2022**
Property, plant and equipment:		
United States	$ **7,548**	$ 5,134
China	**731**	648
Rest of Asia	**1,433**	896
Europe, Middle East and Africa	**68**	44
Japan	**169**	121
Rest of world	**50**	33
Total property, plant and equipment	$ **9,999**	$ 6,876

Major customer

No end customer accounted for 10% or more of revenue in 2023, 2022 or 2021.

2. Basis of presentation and significant accounting policies and practices

Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The basis of these financial statements is comparable for all periods presented herein.

The consolidated financial statements include the accounts of all subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. All dollar and share amounts in the financial statements and tables in these notes, except per-share amounts, are presented in millions unless otherwise indicated. We have reclassified certain amounts in the prior periods' financial statements to conform to the 2023 presentation.

The preparation of financial statements requires the use of estimates from which final results may vary.

Significant accounting policies and practices

Revenue recognition
We generate revenue primarily from the sale of semiconductor products, either directly to a customer or to a distributor, and recognize revenue when control is transferred. Control is considered transferred when title and risk of loss pass, when the customer becomes obligated to pay and, where required, when the customer has accepted the products. This transfer generally occurs at a point in time upon shipment or delivery to the customer or distributor, depending upon the terms of the sales order. Payment for sales to customers and distributors is generally due on our standard commercial terms. For sales to distributors, payment is not contingent upon resale of the products.

Revenue from sales of our products that are subject to inventory consignment agreements is recognized at a point in time, when the customer or distributor pulls product from consignment inventory that we store at designated locations. Delivery and transfer of control occur at that point, when title and risk of loss transfers and the customer or distributor becomes obligated to pay for the products pulled from inventory. Until the products are pulled for use or sale by the customer or distributor, we retain control over the products' disposition, including the right to pull back or relocate the products.

The revenue recognized is adjusted based on allowances, which are prepared on a portfolio basis using a most likely amount methodology based on analysis of historical data and contractual terms. These allowances, which are not material, generally include adjustments for pricing arrangements, product returns and incentives. We recognize shipping fees received from customers, if any, in revenue. We include the related shipping and handling costs in cost of revenue. The majority of our customers pay these fees directly to third parties.

Advertising costs
We expense advertising and other promotional costs as incurred. This expense was $28 million, $27 million and $27 million in 2023, 2022 and 2021, respectively.

Income taxes
We account for income taxes using an asset and liability approach. We record the amount of taxes payable or refundable for the current year and the deferred tax assets and liabilities for future tax consequences related to events that have been recognized in the financial statements or tax returns. We record a valuation allowance when it is more likely than not that some or all of the deferred tax assets will not be realized.

Other assessed taxes
Some transactions require us to collect taxes such as sales, value-added and excise taxes from our customers. These transactions are presented in our Consolidated Statements of Income on a net (excluded from revenue) basis.

Leases
We determine if an arrangement is a lease at inception. Leases are included in other long-term assets, accrued expenses and other liabilities, and other long-term liabilities on our Consolidated Balance Sheets.

Lease assets represent our right to use underlying assets for the lease term, and lease liabilities represent our obligations to make lease payments over the lease term. On the commencement date, leases are evaluated for classification, and assets and liabilities are recognized based on the present value of lease payments over the lease term. We use our incremental borrowing rate based on the information available at commencement in determining the present value of lease payments. Operating lease expense is generally recognized on a straight-line basis over the lease term. Our lease values include options to extend or terminate the lease when it is reasonably certain that we will exercise such options.

We have agreements with lease and non-lease components, which are accounted for as a single lease component. Leases with an initial lease term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term.

Earnings per share (EPS)
We use the two-class method for calculating EPS because the restricted stock units (RSUs) we grant are participating securities containing nonforfeitable rights to receive dividend equivalents. Under the two-class method, a portion of net income is allocated to RSUs and excluded from the calculation of income allocated to common stock.

Computation and reconciliation of earnings per common share are as follows:

	For Years Ended December 31,								
	2023			2022			2021		
	Net Income	Shares	EPS	Net Income	Shares	EPS	Net Income	Shares	EPS
Basic EPS:									
Net income	$6,510			$8,749			$7,769		
Income allocated to RSUs	(34)			(40)			(33)		
Income allocated to common stock	$6,476	908	$ 7.13	$8,709	916	$ 9.51	$7,736	923	$ 8.38
Dilutive effect of stock compensation plans		8			10			13	
Diluted EPS:									
Net income	$6,510			$8,749			$7,769		
Income allocated to RSUs	(33)			(39)			(33)		
Income allocated to common stock	$6,477	916	$ 7.07	$8,710	926	$ 9.41	$7,736	936	$ 8.26

Potentially dilutive securities representing 10 million, 5 million and 3 million shares of common stock that were outstanding in 2023, 2022 and 2021, respectively, were excluded from the computation of diluted earnings per common share during these periods because their effect would have been anti-dilutive.

Investments
We present investments on our Consolidated Balance Sheets as cash equivalents, short-term investments or other long-term assets. See Note 6 for additional information.

- *Cash equivalents and short-term investments* – The primary objectives of our cash equivalent and short-term investment activities are to preserve capital and maintain liquidity while generating appropriate returns. We consider investments in available-for-sale debt securities with maturities of 90 days or less from the date of our investment to be cash equivalents. We consider investments in available-for-sale debt securities with maturities beyond 90 days from the date of our investment as being available for use in current operations and include them in short-term investments.

- *Other long-term assets* – Long-term investments, which are included within other long-term assets on our Consolidated Balance Sheets, consist of mutual funds, venture capital funds and nonmarketable securities.

Inventories
Inventories are stated at the lower of cost or estimated net realizable value. Cost is generally computed on a currently adjusted standard cost basis, which approximates cost on a first-in, first-out basis. Standard cost is based on the normal utilization of installed factory capacity. Cost associated with underutilization of capacity is expensed as incurred. Inventory held at consignment locations is included in our finished goods inventory.

We review inventory quarterly for salability and obsolescence. A statistical allowance is provided for inventory considered unlikely to be sold. The statistical allowance is based on an analysis of historical disposal activity, historical customer shipments, as well as estimated future sales. A specific allowance for each material type will be carried if there is a significant event not captured by the statistical allowance. We write off inventory in the period in which disposal occurs.

Government incentives
Incentives provided by government entities are recognized when we have reasonable assurance that we will comply with the conditions of the incentive, if any, and the incentive will be received. Incentives, which include non-income tax incentives, related to the acquisition or construction of fixed assets are recognized as a reduction in the carrying amounts of the related assets and reduce depreciation expense over the useful lives of the assets. Incentives for specific operating activities are offset against the related expense in the period the expense is incurred.

In August 2022, the U.S. government enacted the U.S. CHIPS and Science Act, which provides funding for manufacturing grants and research investments, and it establishes a 25% investment tax credit for certain investments in U.S. semiconductor manufacturing. As of December 31, 2023, we have recognized $1.36 billion of receivables with a corresponding reduction to the carrying amounts of the qualifying manufacturing assets. The receivables are comprised of $497 million in prepaid expenses and other current assets and $859 million in other long-term assets. See Note 11 for additional information.

In 2023, cost of revenue benefited by $45 million from the investment tax credit, recognized as a reduction of depreciation expense.

Property, plant and equipment; acquisition-related intangibles; and other capitalized costs
Property, plant and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Our cost basis includes certain assets acquired in business combinations that were initially recorded at fair value as of the date of acquisition. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. We amortize acquisition-related intangibles on a straight-line basis over the estimated economic life of the assets. Capitalized software licenses are generally amortized on a straight-line basis over the term of the license. Fully depreciated or amortized assets are written off against accumulated depreciation or amortization.

Impairments of long-lived assets
We regularly review whether facts or circumstances exist that indicate the carrying values of property, plant and equipment or other long-lived assets, including intangible assets, are impaired. We assess the recoverability of assets by comparing the projected undiscounted net cash flows associated with those assets to their respective carrying amounts. Any impairment charge is based on the excess of the carrying amount over the fair value of those assets. Fair value is determined by available market valuations, if applicable, or by discounted cash flows.

Goodwill
Goodwill is reviewed for impairment annually in the fourth quarter or more frequently if certain impairment indicators arise. We perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill. If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, or if we elect not to use a qualitative assessment, then we perform a quantitative goodwill impairment test. See Note 11 for additional information.

Foreign currency
The functional currency for our non-U.S. subsidiaries is the U.S. dollar. Accounts recorded in currencies other than the U.S. dollar are remeasured into the functional currency. Current assets (except inventories), deferred taxes, current liabilities and long-term liabilities are remeasured at exchange rates in effect at the end of each reporting period. Property, plant and equipment with associated depreciation and inventories are valued at historical exchange rates. Revenue and expense accounts other than depreciation for each month are calculated at the appropriate daily rate of exchange. Currency exchange gains and losses from remeasurement are credited or charged to OI&E.

Derivatives and hedging

We use derivative financial instruments to manage exposure to foreign exchange risk. These instruments are primarily forward foreign currency exchange contracts, which are used as economic hedges to reduce the earnings impact that exchange rate fluctuations may have on our non-U.S. dollar net balance sheet exposures. Gains and losses from changes in the fair value of these forward foreign currency exchange contracts are credited or charged to OI&E. We do not apply hedge accounting to our foreign currency derivative instruments.

We are exposed to variability in compensation charges related to certain deferred compensation obligations to employees. We use total return swaps to economically hedge this exposure and offset the related compensation expense, recognizing changes in the value of the swaps and the related deferred compensation liabilities in SG&A.

In connection with the issuance of long-term debt, we may use financial derivatives such as treasury-rate lock agreements that are recognized in AOCI and amortized over the life of the related debt.

The results of these derivative transactions were not material. We do not use derivatives for speculative or trading purposes.

3. Stock compensation

We have stock options outstanding to participants under long-term incentive plans. The option price per share may not be less than the fair market value of our common stock on the date of the grant. The options have a 10-year term, generally vest ratably over four years and continue to vest after the option recipient retires.

We also have RSUs outstanding to participants under long-term incentive plans. Each RSU represents the right to receive one share of TI common stock, issued on the vesting date, which is generally four years after the date of grant. RSUs continue to vest after the recipient retires. Holders of RSUs receive an annual cash payment equivalent to the dividends paid on our common stock. The fair value per share of RSUs is generally determined based on the closing price of our common stock on the date of grant.

We have options and RSUs outstanding to non-employee directors under director compensation plans. The plans generally provide for annual grants of stock options and RSUs, a one-time grant of RSUs to each new non-employee director and the issuance of TI common stock upon the distribution of stock units credited to director deferred compensation accounts.

We also have an employee stock purchase plan (ESPP) under which options are offered to all eligible employees in amounts based on a percentage of the employee's compensation, subject to a cap. Under the plan, the option price per share is 85% of the fair market value on the exercise date. As of December 31, 2023, 31 million shares remain available for future issuance under this plan.

Total stock compensation expense recognized is as follows:

	For Years Ended December 31,		
	2023	**2022**	**2021**
COR	$ **44**	$ 34	$ 21
R&D	**119**	90	67
SG&A	**199**	165	134
Restructuring charges/other	**—**	—	8
Total	$ **362**	$ 289	$ 230

These amounts include expenses related to non-qualified stock options, RSUs and stock options offered under our ESPP and are net of estimated forfeitures.

We recognize compensation expense for non-qualified stock options and RSUs on a straight-line basis over the minimum service period required for vesting of the award, adjusting for estimated forfeitures based on historical activity. Awards issued to employees who are retirement eligible or nearing retirement eligibility are expensed on an accelerated basis. Options issued under our ESPP are expensed over a three-month period.

As of December 31, 2023, total future compensation related to equity awards not yet recognized in our Consolidated Statements of Income was $490 million, which we expect to recognize over a weighted average period of 1.8 years.

Fair value methods and assumptions

We account for all awards granted under our various stock compensation plans at fair value.

We estimate the fair values for non-qualified stock options using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions:

	For Years Ended December 31,		
	2023	2022	2021
Weighted average grant date fair value, per share	$ 46.23	$ 39.94	$ 40.78
Weighted average assumptions used:			
Expected volatility	31%	29%	32%
Expected lives (in years)	6.1	6.4	6.7
Risk-free interest rates	3.60%	1.83%	0.72%
Expected dividend yields	2.86%	2.64%	2.41%

We use market-based measures of implied volatility to determine expected volatility on all options granted. We determine expected lives of options based on the historical option exercise experience of our option holders using a rolling 10-year average.

Expected dividend yields are based on the annualized approved quarterly dividend rate and the current market price of our common stock at the time of grant. No assumption for a future dividend rate change is included unless there is an approved plan to change the dividend in the near term.

Long-term incentive and director compensation plans

Stock option and RSU transactions under our long-term incentive and director compensation plans are as follows:

	Stock Options		RSUs	
	Shares	Weighted Average Exercise Price per Share	Shares	Weighted Average Grant Date Fair Value per Share
Outstanding grants, December 31, 2022	25	$ 105.75	5	$ 147.30
Granted	4	$ 173.90	2	$ 172.59
Stock options exercised/RSUs vested	(3)	$ 71.16	(2)	$ 108.04
Outstanding grants, December 31, 2023 (a)	26	$ 119.60	5	$ 161.40

(a)   Forfeited and expired shares were not material.

	For Years Ended December 31,		
	2023	2022	2021
Weighted average grant date fair value per share for RSUs	$ 172.59	$ 174.39	$ 176.08
Total grant date fair value of shares vested for RSUs	$ 106	$ 121	$ 115
Aggregate intrinsic value of options exercised	$ 319	$ 336	$ 611

As of December 31, 2023, 27 million shares remain available for future issuance under these plans.

Summarized information about stock options outstanding as of December 31, 2023, is as follows:

	Stock Options Outstanding	
Exercise Price Range	Number Outstanding (Shares)	Weighted Average Remaining Contractual Life (Years)
$44.09 to $193.58	26	5.3

	Options Fully Vested and Expected to Vest (a)	Options Exercisable
Options outstanding (shares)	26	17
Weighted average remaining contractual life (in years)	5.3	3.9
Weighted average exercise price per share	$ 119.08	$ 95.21
Intrinsic value (billions)	$ 1.34	$ 1.30

(a) Includes effects of expected forfeitures. Excluding the effects of expected forfeitures, the aggregate intrinsic value of stock options outstanding was $1.34 billion.

Effect on shares outstanding and treasury shares

Treasury shares were acquired in connection with the board-authorized stock repurchase program. As of December 31, 2023, $21.20 billion of stock repurchase authorizations remain, and no expiration date has been specified.

Our practice is to issue shares of common stock from treasury shares upon exercise of stock options, distribution of director deferred compensation and vesting of RSUs. The following table reflects the changes in our treasury shares:

	For Years Ended December 31,		
	2023	2022	2021
Balance, January 1	835	817	821
Repurchases	2	22	3
Shares issued	(5)	(4)	(7)
Balance, December 31	832	835	817

The effects on cash flows are as follows:

	For Years Ended December 31,		
	2023	2022	2021
Proceeds from common stock transactions (a)	$ 263	$ 241	$ 377
Tax benefit realized from stock compensation	104	110	175

(a) Net of taxes paid for employee shares withheld of $46 million, $50 million and $53 million in 2023, 2022 and 2021, respectively.

4. Income taxes

Income before income taxes is comprised of the following components:

	For Years Ended December 31,		
	2023	2022	2021
U.S.	$ 6,445	$ 9,122	$ 7,998
Non-U.S.	973	910	921
Total	$ 7,418	$ 10,032	$ 8,919

Provision for income taxes is comprised of the following components:

| | For Years Ended December 31, | | | | | | | | |
| | **2023** | | | **2022** | | | **2021** | | |
	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
U.S. federal	$ 943	$ (277)	$ 666	$ 1,235	$ (223)	$ 1,012	$ 948	$ (23)	$ 925
Non-U.S.	240	(22)	218	212	32	244	169	38	207
U.S. state	24	—	24	27	—	27	18	—	18
Total	$ 1,207	$ (299)	$ 908	$ 1,474	$ (191)	$ 1,283	$ 1,135	$ 15	$ 1,150

Principal reconciling items from the U.S. statutory income tax rate to the effective tax rate (provision for income taxes as a percentage of income before income taxes) are as follows:

| | For Years Ended December 31, | | |
	2023	2022	2021
U.S. statutory income tax rate	21.0%	21.0%	21.0%
Foreign derived intangible income	(6.8)	(7.0)	(6.1)
R&D tax credit	(1.3)	(0.9)	(0.9)
Stock compensation	(1.0)	(0.7)	(1.5)
Changes in uncertain tax positions	—	0.1	(0.2)
Other	0.3	0.3	0.6
Effective tax rate	12.2%	12.8%	12.9%

The earnings represented by non-cash operating assets, such as fixed assets and inventory, will continue to be permanently reinvested outside the United States. Provisions of the U.S. Tax Cuts and Jobs Act (the Tax Act), such as the one-time tax on indefinitely reinvested earnings and the global intangible low-taxed income (GILTI) tax for years beginning in 2018, eliminate any additional U.S. taxation resulting from repatriation of earnings of non-U.S. subsidiaries to the United States. Consequently, no U.S. tax provision has been made for the future remittance of these earnings. However, withholding or distribution taxes in certain non-U.S. jurisdictions will be incurred upon repatriation of available cash to the United States. A provision has been made for deferred taxes on these undistributed earnings to the extent that repatriation of the available cash to the United States is expected to result in a tax liability. As of December 31, 2023, we have no basis differences that would result in material unrecognized deferred tax liabilities.

We have made an allowable policy election to account for the effects of GILTI as a component of income tax expense in the period in which the tax is incurred.

The primary components of deferred tax assets and liabilities are as follows:

	December 31,	
	2023	2022
Deferred tax assets:		
Capitalized R&D	$ **750**	$ 380
Accrued expenses	**236**	182
Deferred loss and tax credit carryforwards	**205**	201
Stock compensation	**163**	132
Inventories and related reserves	**104**	88
Retirement costs for defined benefit and retiree health care	**37**	43
Other	**47**	36
Total deferred tax assets, before valuation allowance	**1,542**	1,062
Valuation allowance	**(198)**	(189)
Total deferred tax assets, after valuation allowance	**1,344**	873
Deferred tax liabilities:		
Property, plant and equipment	**(592)**	(410)
International earnings	**(33)**	(35)
Acquisition-related intangibles and fair-value adjustments	**(14)**	(13)
Other	**(11)**	(8)
Total deferred tax liabilities	**(650)**	(466)
Net deferred tax asset	$ **694**	$ 407

The deferred tax assets and liabilities based on tax jurisdictions are presented on our Consolidated Balance Sheets as follows:

	December 31,	
	2023	2022
Deferred tax assets	$ **757**	$ 473
Deferred tax liabilities	**(63)**	(66)
Net deferred tax asset	$ **694**	$ 407

We make an ongoing assessment regarding the realization of U.S. and non-U.S. deferred tax assets. This assessment is based on our evaluation of relevant criteria, including the existence of deferred tax liabilities that can be used to absorb deferred tax assets, taxable income in prior carryback years and expectations for future taxable income. Valuation allowances increased $9 million in 2023, increased $1 million in 2022 and increased $9 million in 2021. These changes had no impact to net income in 2023, 2022 or 2021.

We have no material tax loss carryforwards as of December 31, 2023.

Cash payments made for income taxes, net of refunds, were $1.35 billion, $1.48 billion and $1.20 billion in 2023, 2022 and 2021, respectively.

Uncertain tax positions

We operate in a number of tax jurisdictions, and our income tax returns are subject to examination by tax authorities in those jurisdictions who may challenge any item on these tax returns. Because the matters challenged by authorities are typically complex, their ultimate outcome is uncertain. Before any benefit can be recorded in our financial statements, we must determine that it is "more likely than not" that a tax position will be sustained by the appropriate tax authorities. We recognize accrued interest related to uncertain tax positions and penalties as components of OI&E.

The changes in the total amounts of uncertain tax positions are as follows:

	2023		2022		2021
Balance, January 1	$	82	$ 69	$	89
Additions based on tax positions related to the current year		3	3		2
Additions for tax positions of prior years		—	10		7
Reductions for tax positions of prior years		(3)	—		(6)
Settlements with tax authorities		—	—		(23)
Expiration of the statute of limitations for assessing taxes		—	—		—
Balance, December 31	$	82	$ 82	$	69
Interest expense recognized in the year ended December 31	$	(9)	$ (1)	$	(5)
Interest payable as of December 31	$	10	$ 3	$	13

The liability for uncertain tax positions is a component of other long-term liabilities on our Consolidated Balance Sheets.

All of the $82 million liabilities for uncertain tax positions at both December 31, 2023 and 2022 are comprised of positions that, if recognized, would lower the effective tax rate. If these liabilities are ultimately realized, no existing deferred tax assets in 2023 or 2022 would also be realized.

As of December 31, 2023, the statute of limitations remains open for U.S. federal tax returns for 2017 and following years. Certain tax treaty procedures for relief from double taxation remain pending for U.S. federal tax returns for the years 2018 through 2022.

In non-U.S. jurisdictions, the years open to audit represent the years still open under the statute of limitations. With respect to major jurisdictions outside the United States, our subsidiaries are no longer subject to income tax audits for years before 2012.

5. Financial instruments and risk concentration

Financial instruments

We hold derivative financial instruments such as forward foreign currency exchange contracts, the fair value of which was not material as of December 31, 2023. Our forward foreign currency exchange contracts outstanding as of December 31, 2023, had a notional value of $328 million to hedge our non-U.S. dollar net balance sheet exposures, including $102 million to sell Japanese yen, $77 million to sell British pounds and $58 million to buy Chinese yuan.

Our investments in cash equivalents, short-term investments and certain long-term investments, as well as our deferred compensation liabilities, are carried at fair value. Our postretirement plan assets are carried at fair value or net asset value per share. The carrying values for other current financial assets and liabilities, such as accounts receivable and accounts payable, approximate fair value due to the short maturity of such instruments. As of December 31, 2023, the carrying value of long-term debt, including the current portion, was $11.22 billion, and the estimated fair value was $10.68 billion. The estimated fair value is measured using broker-dealer quotes, which are Level 2 inputs. See Note 6 for a description of fair value and the definition of Level 2 inputs.

Risk concentration

We are subject to counterparty risks from financial institutions, customers and issuers of debt securities. Financial instruments that could subject us to concentrations of credit risk are primarily cash deposits, cash equivalents, short-term investments and accounts receivable. To manage our credit risk exposure, we place cash investments in investment-grade debt securities and limit the amount of credit exposure to any one issuer. We also limit counterparties on cash deposits and financial derivative contracts to financial institutions with investment-grade ratings.

Concentrations of credit risk with respect to accounts receivable are limited due to our large number of customers and their dispersion across different industries and geographic areas. We maintain allowances for expected returns, disputes, adjustments, incentives and credit losses. These allowances are deducted from accounts receivable on our Consolidated Balance Sheets.

Accounts receivable allowances changed to reflect amounts charged (credited) to operating results by $3 million, $5 million and ($3) million in 2023, 2022 and 2021, respectively.

6. Valuation of debt and equity investments and certain liabilities

Investments measured at fair value

Money market funds, debt investments and mutual funds are stated at fair value, which is generally based on market prices or broker quotes. We classify all debt investments as available-for-sale. See *Fair-value considerations.* Unrealized gains and losses are recorded as an increase or decrease, net of taxes, in AOCI on our Consolidated Balance Sheets, and any credit losses are recorded as an allowance for credit losses with an offset recognized in OI&E in our Consolidated Statements of Income.

Our mutual funds hold a variety of debt and equity investments intended to generate returns that offset changes in certain deferred compensation liabilities. We record changes in the fair value of these mutual funds and the related deferred compensation liabilities in SG&A.

Other investments

Our other investments include equity-method investments and nonmarketable investments, which are not measured at fair value. These investments consist of interests in venture capital funds and other nonmarketable securities. Gains and losses from equity-method investments are recognized in OI&E based on our ownership share of the investee's financial results. Nonmarketable securities are measured at cost with adjustments for observable changes in price or impairments. Gains and losses on nonmarketable investments are recognized in OI&E.

Details of our investments are as follows:

	December 31, 2023			December 31, 2022		
	Cash and Cash Equivalents	Short-Term Investments	Long-Term Investments	Cash and Cash Equivalents	Short-Term Investments	Long-Term Investments
Measured at fair value:						
Money market funds	$ 1,068	$ —	$ —	$ 1,238	$ —	$ —
Corporate obligations	349	1,605	—	276	1,535	—
U.S. government and agency securities	696	3,808	—	680	4,234	—
Non-U.S. government and agency securities	50	198	—	149	248	—
Mutual funds	—	—	12	—	—	11
Total	2,163	5,611	12	2,343	6,017	11
Other measurement basis:						
Equity-method investments	—	—	17	—	—	18
Nonmarketable investments	—	—	5	—	—	5
Total	—	—	22	—	—	23
Cash on hand	801	—	—	707	—	—
Total	$ 2,964	$ 5,611	$ 34	$ 3,050	$ 6,017	$ 34

As of December 31, 2023 and 2022, unrealized gains and losses associated with our debt investments were not material. We did not recognize any credit losses related to debt investments in 2023, 2022 or 2021.

The following table presents the aggregate maturities of our debt investments as of December 31, 2023:

	Fair Value
One year or less	$ 6,362
One to two years	344

In 2023, 2022 and 2021, the proceeds from sales, redemptions and maturities of short-term debt investments were $13.39 billion, $13.66 billion and $8.48 billion, respectively. Gross realized gains and losses from these sales were not material.

Fair-value considerations

We measure and report certain financial assets and liabilities at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The three-level hierarchy described below indicates the extent and level of judgment used to estimate fair-value measurements.

- *Level 1* – Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date.

- *Level 2* – Uses inputs other than Level 1 that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. We utilize a third-party data service to provide Level 2 valuations. We verify these valuations for reasonableness relative to unadjusted quotes obtained from brokers or dealers based on observable prices for similar assets in active markets.

- *Level 3* – Uses inputs that are unobservable, supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models that utilize management estimates of market participant assumptions. As of December 31, 2023 and 2022, we had no Level 3 assets or liabilities.

The following are our assets and liabilities that were accounted for at fair value on a recurring basis. These tables do not include cash on hand, assets held by our postretirement plans, or assets and liabilities that are measured at historical cost or any basis other than fair value.

	December 31, 2023			December 31, 2022		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets:						
Money market funds	$ 1,068	$ —	$ 1,068	$ 1,238	$ —	$ 1,238
Corporate obligations	—	1,954	1,954	—	1,811	1,811
U.S. government and agency securities	3,618	886	4,504	4,914	—	4,914
Non-U.S. government and agency securities	—	248	248	—	397	397
Mutual funds	12	—	12	11	—	11
Total assets	$ 4,698	$ 3,088	$ 7,786	$ 6,163	$ 2,208	$ 8,371
Liabilities:						
Deferred compensation	$ 393	$ —	$ 393	$ 326	$ —	$ 326
Total liabilities	$ 393	$ —	$ 393	$ 326	$ —	$ 326

7. Postretirement benefit plans

Plan descriptions

We have various employee retirement plans, including defined contribution, defined benefit and retiree health care benefit plans. For qualifying employees, we offer deferred compensation arrangements.

U.S. retirement plans
Our principal retirement plans in the United States are a defined contribution plan, an enhanced defined contribution plan and qualified and non-qualified defined benefit pension plans. The defined benefit plans were closed to new participants in 1997, and then current participants were allowed to make a one-time election to continue accruing a benefit in the plans or to cease accruing a benefit and instead to participate in the enhanced defined contribution plan.

Both defined contribution plans offer an employer-matching savings option that allows employees to make pretax and post-tax contributions to various investment choices. Employees who elected to continue accruing a benefit in the qualified defined benefit pension plans may also participate in the defined contribution plan, where employer-matching contributions are provided for up to 2% of the employee's annual eligible earnings. Employees who elected not to continue accruing a benefit in the defined benefit pension plans and employees hired after November 1997 and through December 31, 2003, may participate in the enhanced defined contribution plan. This plan provides for a fixed employer contribution of 2% of the employee's annual eligible earnings, plus an employer-matching contribution of up to 4% of the employee's annual eligible earnings. Employees hired after December 31, 2003, do not receive the fixed employer contribution of 2% of the employee's annual eligible earnings.

As of December 31, 2023 and 2022, as a result of employees' elections, TI's U.S. defined contribution plans held shares of TI common stock totaling 5 million shares and 6 million shares valued at $873 million and $940 million, respectively. Dividends paid on these shares in 2023 and 2022 were $27 million and $28 million, respectively. Effective April 1, 2016, the TI common stock fund was frozen to new contributions or transfers into the fund.

Our aggregate expense for the U.S. defined contribution plans was $75 million in 2023, $70 million in 2022 and $63 million in 2021.

The defined benefit pension plans include employees still accruing benefits, as well as employees and participants who no longer accrue service-related benefits, but instead, may participate in the enhanced defined contribution plan. Benefits under the qualified defined benefit pension plan are determined using a formula based on years of service and the highest five consecutive years of compensation. We intend to contribute amounts to this plan to meet the minimum funding requirements of applicable local laws and regulations, plus such additional amounts as we deem appropriate. The non-qualified defined benefit plans are unfunded and closed to new participants.

U.S. retiree health care benefit plan
U.S. employees who meet eligibility requirements are offered medical coverage during retirement. We make a contribution toward the cost of those retiree medical benefits for certain retirees and their dependents. The contribution rates are based upon various factors, the most important of which are an employee's date of hire, date of retirement, years of service and eligibility for Medicare benefits. The balance of the cost is borne by the plan's participants. Employees hired after January 1, 2001, are responsible for the full cost of their medical benefits during retirement.

Non-U.S. retirement plans
We provide retirement coverage for non-U.S. employees, as required by local laws or to the extent we deem appropriate, through a number of defined benefit and defined contribution plans. Retirement benefits are generally based on an employee's years of service and compensation. Funding requirements are determined on an individual country and plan basis and are subject to local country practices and market circumstances.

As of December 31, 2023 and 2022, as a result of employees' elections, TI's non-U.S. defined contribution plans held TI common stock valued at $34 million and $33 million, respectively. Dividends paid on these shares of TI common stock in 2023 and 2022 were not material.

Effects on our Consolidated Statements of Income and Balance Sheets

Expenses related to defined benefit and retiree health care benefit plans are as follows:

	U.S. Defined Benefit			U.S. Retiree Health Care			Non-U.S. Defined Benefit		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Service cost	$ 8	$ 15	$ 21	$ 2	$ 3	$ 3	$ 16	$ 25	$ 36
Interest cost	28	29	30	15	11	10	57	33	37
Expected return on plan assets	(23)	(27)	(31)	(19)	(12)	(9)	(63)	(66)	(81)
Amortization of prior service cost (credit)	—	—	—	—	(2)	(2)	1	1	1
Recognized net actuarial losses (gains)	6	3	15	(5)	—	—	12	1	7
Net periodic benefit costs (credits)	19	20	35	(7)	—	2	23	(6)	—
Settlement losses	7	64	13	—	—	—	—	10	2
Total, including other postretirement losses (gains)	$ 26	$ 84	$ 48	$ (7)	$ —	$ 2	$ 23	$ 4	$ 2

All defined benefit and retiree health care benefit plan expense components other than service cost are recognized in OI&E in our Consolidated Statements of Income. Service cost is recognized within operating profit.

For the U.S. qualified pension and retiree health care plans, the expected return on plan assets component of net periodic benefit cost is based upon a market-related value of assets. In accordance with U.S. GAAP, the market-related value of assets is the fair value adjusted by a smoothing technique whereby certain gains and losses are phased in over a period of three years.

Changes in the benefit obligations and plan assets for defined benefit and retiree health care benefit plans are as follows:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit	
	2023	2022	2023	2022	2023	2022
Change in plan benefit obligation						
Benefit obligation at beginning of year:	$ 521	$ 895	$ 274	$ 360	$1,667	$2,574
Service cost	8	15	2	3	16	25
Interest cost	28	29	15	11	57	33
Participant contributions	—	—	14	15	1	5
Benefits paid	(13)	(12)	(41)	(41)	(77)	(86)
Settlements	(40)	(309)	—	—	(6)	(91)
Curtailments	—	—	—	—	—	(4)
Actuarial loss (gain)	1	(97)	(6)	(74)	80	(547)
Effects of exchange rate changes	—	—	—	—	(6)	(242)
Benefit obligation at end of year	$ 505	$ 521	$ 258	$ 274	$1,732	$1,667
Change in plan assets						
Fair value of plan assets at beginning of year:	$ 421	$ 934	$ 280	$ 385	$1,822	$2,813
Actual return on plan assets	47	(205)	29	(80)	137	(557)
Employer contributions (qualified plans)	—	—	1	1	2	9
Employer contributions (non-qualified plans)	3	13	—	—	—	—
Participant contributions	—	—	14	15	1	5
Benefits paid	(13)	(12)	(41)	(41)	(77)	(86)
Settlements	(40)	(309)	—	—	(6)	(91)
Effects of exchange rate changes	—	—	—	—	(13)	(271)
Other	—	—	(19)	—	—	—
Fair value of plan assets at end of year	$ 418	$ 421	$ 264	$ 280	$1,866	$1,822
Funded status at end of year	$ (87)	$ (100)	$ 6	$ 6	$ 134	$ 155

Changes in actuarial gains and losses in the projected benefit obligations are generally driven by discount rate movement.

Amounts recognized on our Consolidated Balance Sheets as of December 31, are as follows:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit	Total
2023				
Overfunded retirement plans	$ —	$ 8	$ 165	$ 173
Accrued expenses and other liabilities & other long-term liabilities	(5)	—	(7)	(12)
Underfunded retirement plans	(82)	(2)	(24)	(108)
Funded status at end of 2023	$ (87)	$ 6	$ 134	$ 53
2022				
Overfunded retirement plans	$ —	$ 8	$ 180	$ 188
Accrued expenses and other liabilities & other long-term liabilities	(3)	—	(6)	(9)
Underfunded retirement plans	(97)	(2)	(19)	(118)
Funded status at end of 2022	$ (100)	$ 6	$ 155	$ 61

Contributions to the plans meet or exceed all minimum funding requirements. We expect to contribute about $10 million to our retirement benefit plans in 2024.

Accumulated benefit obligations, which are generally less than the projected benefit obligations as they exclude the impact of future salary increases, were $480 million and $489 million as of December 31, 2023 and 2022, respectively, for the U.S. defined benefit plans, and $1.67 billion and $1.60 billion as of December 31, 2023 and 2022, respectively, for the non-U.S. defined benefit plans.

The change in AOCI is as follows:

| | U.S. Defined Benefit | U.S. Retiree Health Care | | Non-U.S. Defined Benefit | | Total | |
	Net Actuarial Loss	Net Actuarial Gain	Prior Service Cost	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost
AOCI balance, net of taxes, December 31, 2022	$ 90	$ (15)	$ —	$ 174	$ 1	$ 249	$ 1
Changes in AOCI by category:							
Adjustments	(23)	(17)	—	4	—	(36)	—
Recognized within net income	(13)	5	—	(12)	(1)	(20)	(1)
Tax effect	8	3	—	3	—	14	—
Total change to AOCI	(28)	(9)	—	(5)	(1)	(42)	(1)
AOCI balance, net of taxes, December 31, 2023	$ 62	$ (24)	$ —	$ 169	$ —	$ 207	$ —

Information on plan assets

We report and measure the plan assets of our defined benefit pension and other postretirement plans at fair value. The tables below set forth the fair value of our plan assets using the same three-level hierarchy of fair-value inputs described in Note 6.

| | December 31, 2023 | | | |
	Level 1	Level 2	Other (a)	Total
Assets of U.S. defined benefit plan:				
Fixed income securities and cash equivalents	$ —	$ —	$ 272	$ 272
Equity securities	—	—	146	146
Total	$ —	$ —	$ 418	$ 418
Assets of U.S. retiree health care plan:				
Fixed income securities and cash equivalents	$ 4	$ —	$ 206	$ 210
Equity securities	—	—	54	54
Total	$ 4	$ —	$ 260	$ 264
Assets of non-U.S. defined benefit plans:				
Fixed income securities and cash equivalents	$ 49	$ 52	$ 1,343	$ 1,444
Equity securities	57	1	364	422
Total	$ 106	$ 53	$ 1,707	$ 1,866

(a)   Consists of bond index and equity index funds, measured at net asset value per share, as well as cash equivalents.

| | December 31, 2022 | | | | | | | |
	Level 1		Level 2		Other (a)		Total	
Assets of U.S. defined benefit plan:								
Fixed income securities and cash equivalents	$	—	$	—	$	272	$	272
Equity securities		—		—		149		149
Total	$	—	$	—	$	421	$	421
Assets of U.S. retiree health care plan:								
Fixed income securities and cash equivalents	$	7	$	—	$	175	$	182
Equity securities		—		—		98		98
Total	$	7	$	—	$	273	$	280
Assets of non-U.S. defined benefit plans:								
Fixed income securities and cash equivalents	$	40	$	60	$	1,282	$	1,382
Equity securities		52		1		387		440
Total	$	92	$	61	$	1,669	$	1,822

(a)   Consists of bond index and equity index funds, measured at net asset value per share, as well as cash equivalents.

The investments in our major benefit plans largely consist of low-cost, broad-market index funds to mitigate risks of concentration within market sectors. Our investment policy is designed to better match the interest rate sensitivity of the plan assets and liabilities. The appropriate mix of equity and bond investments is determined primarily through the use of detailed asset-liability modeling studies that look to balance the impact of changes in the discount rate against the need to provide asset growth to cover future service cost. Most of our plans around the world have a greater proportion of fixed income securities with return characteristics that are more closely aligned with changes in the liabilities caused by discount rate volatility.

Assumptions and investment policies

| | U.S. Defined Benefit | | U.S. Retiree Health Care | | Non-U.S. Defined Benefit | |
	2023	2022	2023	2022	2023	2022
Weighted average assumptions used to determine benefit obligations:						
Discount rate	**5.20%**	5.67%	**5.17%**	5.68%	**3.28%**	3.45%
Long-term pay progression	**3.00%**	3.75%	**n/a**	n/a	**3.12%**	3.03%
Weighted average assumptions used to determine net periodic benefit cost:						
Discount rate	**5.67%**	3.82%	**5.68%**	3.05%	**3.45%**	1.57%
Long-term rate of return on plan assets	**5.70%**	3.80%	**5.70%**	3.40%	**3.50%**	2.73%
Long-term pay progression	**3.75%**	3.70%	**n/a**	n/a	**3.03%**	3.15%

We utilize a variety of methods to select an appropriate discount rate depending on the depth of the corporate bond market in the country in which the benefit plan operates. In the United States, we use a settlement approach whereby a portfolio of bonds is selected from the universe of actively traded high-quality U.S. corporate bonds. The selected portfolio is designed to simulate a portfolio that would provide cash flows sufficient to pay the plan's expected benefit payments when due. The resulting discount rate reflects the rate of return of the selected portfolio of bonds. For our non-U.S. locations with a sufficient number of actively traded high-quality bonds, an analysis is performed in which the projected cash flows from the defined benefit plans are discounted against a yield curve constructed with an appropriate universe of high-quality corporate bonds available in each country. In this manner, a present value is developed. The discount rate selected is the single equivalent rate that produces the same present value. For countries that lack a sufficient corporate bond market, a government bond index is used to establish the discount rate.

Assumptions for the expected long-term rate of return on plan assets are based on future expectations for returns for each asset class and the effect of periodic target asset allocation rebalancing. We adjust the results for the payment of reasonable expenses of the plan from plan assets. We believe our assumptions are appropriate based on the investment mix and long-term nature of the plans' investments. Assumptions used for the non-U.S. defined benefit plans reflect the different economic environments within the various countries.

The target allocation ranges for the plans that hold a substantial majority of the defined benefit assets are as follows:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit
Fixed income securities and cash equivalents	65% – 80%	75% – 85%	60% – 100%
Equity securities	20% – 35%	15% – 25%	0% – 40%

We rebalance the plans' investments when they are outside the target allocation ranges.

Weighted average asset allocations as of December 31 are as follows:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit	
	2023	2022	2023	2022	2023	2022
Fixed income securities and cash equivalents	65%	65%	80%	65%	77%	76%
Equity securities	35%	35%	20%	35%	23%	24%

None of the plan assets related to the defined benefit pension plans and retiree health care benefit plan are directly invested in TI common stock.

The following assumed future benefit payments to plan participants in the next 10 years are used to measure our benefit obligations. Almost all of the payments, which may vary significantly from these assumptions, will be made from plan assets and not from company assets.

	2024	2025	2026	2027	2028	2029 – 2033
U.S. Defined Benefit	$ 70	$ 72	$ 64	$ 62	$ 56	$ 207
U.S. Retiree Health Care	27	25	24	23	22	97
Non-U.S. Defined Benefit	88	89	92	92	95	501

Assumed health care cost trend rates for the U.S. retiree health care benefit plan as of December 31 are as follows:

	2023	2022
Assumed health care cost trend rate for next year	7.00%	7.00%
Ultimate trend rate	5.00%	5.00%
Year in which ultimate trend rate is reached	2032	2031

Deferred compensation plans

We have deferred compensation plans that allow U.S. employees whose base salary and management responsibility exceed a certain level to defer receipt of a portion of their cash compensation. Payments under these plans are made based on the participant's distribution election and plan balance. Participants can earn a return on their deferred compensation based on notional investments in the same investment funds that are offered in our defined contribution plans.

As of December 31, 2023, our liability to participants of the deferred compensation plans was $393 million and is recorded in other long-term liabilities on our Consolidated Balance Sheets. This amount reflects the accumulated participant deferrals and earnings thereon as of that date. We utilize total return swaps and investments in mutual funds that serve as economic hedges of our exposure to changes in the fair value of these liabilities. We record changes in the fair value of the liability and the related total return swaps and mutual funds in SG&A, as discussed in Note 6. As of December 31, 2023, we held $12 million in mutual funds related to these plans that are recorded in long-term investments on our Consolidated Balance Sheets.

8. Debt and lines of credit

Short-term borrowings

We maintain a line of credit to provide additional liquidity through bank loans and, if necessary, to support commercial paper borrowings. As of December 31, 2023, the aforementioned line of credit was a variable-rate, revolving credit facility from a consortium of investment-grade banks that allows us to borrow up to $1 billion until March 2024. The interest rate on borrowings under this credit facility, if drawn, is indexed to the applicable Term Secured Overnight Financing Rate (Term SOFR). As of December 31, 2023, our credit facility was undrawn, and we had no commercial paper outstanding.

Long-term debt

In March 2023, we issued two series of senior unsecured notes for an aggregate principal amount of $1.4 billion, consisting of $750 million of 4.90% notes due in 2033 and $650 million of 5.00% notes due in 2053. We incurred $11 million of issuance and other related costs. The proceeds of the offering were $1.4 billion, net of the original issuance discounts, which will be used for general corporate purposes.

In May 2023, we issued three series of senior unsecured notes for an aggregate principal amount of $1.6 billion, consisting of $200 million of 4.60% notes due in 2028, $200 million of 4.90% notes due in 2033 and $1.2 billion of 5.05% notes due in 2063. We incurred $7 million of issuance and other related costs. The proceeds of the offering were $1.6 billion, net of the original issuance discounts and premiums, which will be used for general corporate purposes.

In May 2023, we retired $500 million of maturing debt.

In April 2022, we retired $500 million of maturing debt.

In August 2022, we issued two series of senior unsecured notes for an aggregate principal amount of $700 million, consisting of $400 million of 3.65% notes due in 2032 and $300 million of 4.10% notes due in 2052. We incurred $3 million of issuance and other related costs. The proceeds of the offering were $695 million, net of the original issuance discounts, which will be used for general corporate purposes.

In November 2022, we issued two series of senior unsecured notes for an aggregate principal amount of $800 million, consisting of $300 million of 4.70% notes due in 2024 and $500 million of 4.60% notes due in 2028. We incurred $3 million of issuance and other related costs. The proceeds of the offering were $799 million, net of the original issuance discounts, which will be used for general corporate purposes.

In February 2021, we retired $550 million of maturing debt.

In September 2021, we issued three series of senior unsecured notes for an aggregate principal amount of $1.5 billion, consisting of $500 million of 1.125% notes due in 2026, $500 million of 1.90% notes due in 2031 and $500 million of 2.70% notes due in 2051. We incurred $10 million of issuance costs. The proceeds of the offering were $1.5 billion, net of the original issuance discounts, which will be used for general corporate purposes.

Long-term debt outstanding is as follows:

	December 31,	
	2023	**2022**
Notes due 2023 at 2.25%	$ **—**	$ 500
Notes due 2024 at 2.625%	**300**	300
Notes due 2024 at 4.70%	**300**	300
Notes due 2025 at 1.375%	**750**	750
Notes due 2026 at 1.125%	**500**	500
Notes due 2027 at 2.90%	**500**	500
Notes due 2028 at 4.60%	**700**	500
Notes due 2029 at 2.25%	**750**	750
Notes due 2030 at 1.75%	**750**	750
Notes due 2031 at 1.90%	**500**	500
Notes due 2032 at 3.65%	**400**	400
Notes due 2033 at 4.90%	**950**	—
Notes due 2039 at 3.875%	**750**	750
Notes due 2048 at 4.15%	**1,500**	1,500
Notes due 2051 at 2.70%	**500**	500
Notes due 2052 at 4.10%	**300**	300
Notes due 2053 at 5.00%	**650**	—
Notes due 2063 at 5.05%	**1,200**	—
Total debt	**11,300**	8,800
Net unamortized discounts, premiums and issuance costs	**(77)**	(65)
Total debt, including net unamortized discounts, premiums and issuance costs	**11,223**	8,735
Current portion of long-term debt	**(599)**	(500)
Long-term debt	$ **10,624**	$ 8,235

Interest and debt expense was $353 million, $214 million and $184 million in 2023, 2022 and 2021, respectively. This was net of the amortized discounts, premiums and issuance and other related costs. Cash payments for interest on long-term debt were $321 million, $198 million and $181 million in 2023, 2022 and 2021, respectively. Capitalized interest was $11 million, $6 million and $8 million in 2023, 2022 and 2021, respectively.

9. Leases

We conduct certain operations in leased facilities and also lease a portion of our data processing and other equipment. In addition, certain long-term supply agreements to purchase industrial gases are accounted for as operating leases. Lease agreements frequently include renewal provisions and require us to pay real estate taxes, insurance and maintenance costs.

Our leases are included as a component of the following balance sheet lines:

	December 31,			
		2023		2022
Other long-term assets	$	579	$	431
Accrued expenses and other liabilities	$	88	$	75
Other long-term liabilities		478		344

Details of our operating leases are as follows:

	For Years Ended December 31,					
		2023		2022		2021
Lease cost related to lease liabilities	$	73	$	67	$	69
Variable lease cost		54		46		56
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows for lease cost	$	65	$	61	$	61
Lease assets obtained in exchange for new lease liabilities	$	285	$	37	$	210

As of December 31, 2023, we had committed to make the following minimum payments under our noncancelable operating leases:

	2024		2025		2026		2027		2028		Thereafter		Total
Lease payments	$	94	$	77	$	69	$	60	$	52	$	378	$	730
Imputed lease interest													(164)
Total lease liabilities												$	566

The weighted average remaining lease term was 11.7 years and 8.8 years as of December 31, 2023 and 2022, respectively. The weighted average discount rate was 4.22% and 2.71% as of December 31, 2023 and 2022, respectively.

10. Commitments and contingencies

Purchase commitments

Our purchase commitments include payments for software licenses and contractual arrangements with suppliers when there is a fixed, noncancelable payment schedule or when minimum payments are due with a reduced delivery schedule.

As of December 31, 2023, we had committed to make the following minimum payments under our purchase commitments:

	2024		2025		2026		2027		2028		Thereafter		Total
Purchase commitments	$	626	$	337	$	312	$	247	$	131	$	215	$	1,868

Indemnification guarantees

We routinely sell products with an intellectual property indemnification included in the terms of sale. Historically, we have had only minimal, infrequent losses associated with these indemnities. Consequently, we cannot reasonably estimate any future liabilities that may result.

Warranty costs/product liabilities

Our stated warranties for semiconductor products obligate us to repair, replace or credit the purchase price of a covered product back to the buyer. Product claim consideration may exceed the price of our products. Historically, we have experienced a low rate of payments on product claims. Although we cannot predict the likelihood or amount of any future claims, we do not believe they will have a material adverse effect on our consolidated financial statements. We accrue for known product-related claims if a loss is probable and can be reasonably estimated. During the periods presented, there have been no material accruals or payments regarding product warranty or product liability.

General

We are subject to various legal and administrative proceedings. Although it is not possible to predict the outcome of these matters, we believe that the results of these proceedings will not have a material adverse effect on our consolidated financial statements.

11. Supplemental financial information

Restructuring charges/other

Restructuring charges/other are included in Other for segment reporting purposes and are comprised of the following components:

	For Years Ended December 31,		
	2023	2022	2021
Integration charges (a)	$ —	$ 257	$ 104
Gains on sales of assets (b)	—	—	(50)
Restructuring charges/other	$ —	$ 257	$ 54

(a) Includes costs related to our purchase of the Lehi, Utah, manufacturing facility, as well as preproduction costs before December 2022.

(b) Includes a $50 million gain from the sale of property in October 2021.

Other income (expense), net (OI&E)

	For Years Ended December 31,		
	2023	2022	2021
Other income (a)	$ 483	$ 169	$ 145
Other expense (b)	(43)	(63)	(2)
Total	$ 440	$ 106	$ 143

(a) Other income includes interest, royalty and lease income, as well as investment gains and losses.

(b) Other expense includes a portion of pension and other retiree benefit costs, lease expense, tax interest, currency gains and losses and miscellaneous items.

Prepaid expenses and other current assets

	December 31,	
	2023	**2022**
U.S. CHIPS and Science Act investment tax credit	$ **497**	$ —
Other	**264**	302
Total	$ **761**	$ 302

Property, plant and equipment at cost

	Depreciable Lives (Years)	December 31,	
		2023	**2022**
Land	n/a	$ **150**	$ 132
Buildings and improvements	5 – 40	**5,549**	4,154
Machinery and equipment	5 – 10	**7,569**	5,664
Total		$ **13,268**	$ 9,950

Goodwill

Goodwill by segment as of December 31, 2023 and 2022, is as follows:

	Goodwill
Analog	$ 4,158
Embedded Processing	172
Other	32
Total	$ 4,362

We perform our annual goodwill impairment test in the fourth quarter and determine whether the fair value of each of our reporting units is in excess of its carrying value. In 2023, 2022 and 2021, we determined no impairment was indicated.

Other long-term assets

	December 31,	
	2023	**2022**
U.S. CHIPS and Science Act investment tax credit	$ **859**	$ 395
Other	**853**	740
Total	$ **1,712**	$ 1,135

Accrued expenses and other liabilities

	December 31,	
	2023	**2022**
Accrued capital-related expenditures	$ **341**	$ 191
Other	**570**	455
Total	$ **911**	$ 646

Accumulated other comprehensive income (loss), net of taxes (AOCI)

	December 31,		
	2023		**2022**
Postretirement benefit plans:			
Net actuarial loss	$ **(207)**	$	(249)
Prior service cost	**—**		(1)
Unrealized gains (losses) on available-for-sale investments	**2**		(3)
Cash flow hedge derivative instruments	**—**		(1)
Total	$ **(205)**	$	(254)

Details on amounts reclassified out of accumulated other comprehensive income (loss), net of taxes, to net income

Our Consolidated Statements of Comprehensive Income include items that have been recognized within net income in 2023, 2022 and 2021. The table below details where these transactions are recorded in our Consolidated Statements of Income.

	For Years Ended December 31,			Impact to Related Statement of Income Lines
	2023	**2022**	**2021**	
Net actuarial losses of defined benefit plans:				
Recognized net actuarial loss and settlement losses (a)	$ **20**	$ 78	$ 37	Decrease to OI&E
Tax effect	**(5)**	(17)	(8)	Decrease to provision for income taxes
Recognized within net income, net of taxes	$ **15**	$ 61	$ 29	Decrease to net income
Prior service cost (credit) of defined benefit plans:				
Amortization of prior service cost (credit) (a)	$ **1**	$ (1)	$ (1)	Decrease (increase) to OI&E
Tax effect	**—**	—	—	(Decrease) increase to provision for income taxes
Recognized within net income, net of taxes	$ **1**	$ (1)	$ (1)	Decrease (increase) to net income

(a)   Detailed in Note 7

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of Texas Instruments Incorporated

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Texas Instruments Incorporated (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 2, 2024, expressed an unqualified opinion thereon.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Uncertain tax positions

Description of the matter   As discussed in Note 4 to the consolidated financial statements, the Company operates in the United States and multiple international tax jurisdictions, and its income tax returns are subject to examination by tax authorities in those jurisdictions who may challenge any tax position on these returns. Uncertainty in a tax position may arise because tax laws are subject to interpretation. The Company uses significant judgment to (1) determine whether, based on the technical merits, a tax position is more likely than not to be sustained and (2) measure the amount of tax benefit that qualifies for recognition. Auditing management's estimate of the amount of tax benefit that qualifies for recognition involved auditor judgment because management's estimate is complex, requires a high degree of judgment and is based on interpretations of tax laws and legal rulings.

How we addressed the matter in our audit   We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's accounting process for uncertain tax positions. For example, this included controls over the Company's assessment of the technical merits of tax positions and management's process to measure the benefit of those tax positions. Among other procedures performed, we involved our tax professionals to assess the technical merits of the Company's tax positions. This included assessing the Company's correspondence with the relevant tax authorities and evaluating income tax opinions or other third-party advice obtained by the Company. We also evaluated the appropriateness of the Company's accounting for its tax positions taking into consideration relevant international and local income tax laws and legal rulings. We analyzed the Company's assumptions and data used to determine the amount of tax benefit to recognize and tested the accuracy of the calculations. We also evaluated the adequacy of the Company's financial statement disclosures in Note 4 to the consolidated financial statements related to these tax matters.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1952.

Dallas, Texas
February 2, 2024

ITEM 9. Changes in and disagreements with accountants on accounting and financial disclosure

Not applicable.

ITEM 9A. Controls and procedures

Disclosure controls and procedures

An evaluation as of the end of the period covered by this report was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that those disclosure controls and procedures were effective.

Internal control over financial reporting

Report by management on internal control over financial reporting

The management of TI is responsible for establishing and maintaining effective internal control over financial reporting. TI's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles. There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) that occurred during the fourth quarter of 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

TI management assessed the effectiveness of internal control over financial reporting as of December 31, 2023. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria) in Internal Control − Integrated Framework. Based on our assessment, we believe that, as of December 31, 2023, our internal control over financial reporting is effective based on the COSO criteria.

TI's independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which immediately follows this report.

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of Texas Instruments Incorporated

Opinion on internal control over financial reporting

We have audited Texas Instruments Incorporated's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Texas Instruments Incorporated (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes, and our report dated February 2, 2024, expressed an unqualified opinion thereon.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying report by management on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Dallas, Texas
February 2, 2024

ITEM 9B. Other information

Not applicable.

ITEM 9C. Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

PART III

ITEM 10. Directors, executive officers and corporate governance

The information with respect to directors' names, ages, positions, term of office, periods of service and business experience, which is contained under the caption "Election of directors" in our proxy statement for the 2024 annual meeting of stockholders, is incorporated herein by reference to such proxy statement.

A list of our executive officers and their biographical information appears in Part I, Item 1 of this report.

Code of ethics

We have adopted the Code of Ethics for TI Chief Executive Officer and Senior Finance Officers. A copy of the Code can be found on our website at www.ti.com/corporategovernance. We intend to satisfy the disclosure requirements of the SEC regarding amendments to, or waivers from, the Code by posting such information on the same website.

Audit committee

The information contained under the caption "Committees of the board" with respect to the audit committee and the audit committee financial expert in our proxy statement for the 2024 annual meeting of stockholders is incorporated herein by reference to such proxy statement.

ITEM 11. Executive compensation

The information contained under the captions "Director compensation" and "Executive compensation" in our proxy statement for the 2024 annual meeting of stockholders is incorporated herein by reference to such proxy statement, provided that the Compensation Committee report shall not be deemed filed with this Form 10-K.

The information contained under the caption "Compensation committee interlocks and insider participation" in our proxy statement for the 2024 annual meeting of stockholders is incorporated herein by reference to such proxy statement.

ITEM 12. Security ownership of certain beneficial owners and management and related stockholder matters

Equity compensation plan information

The following table sets forth information about the company's equity compensation plans as of December 31, 2023.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (1)		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (2)		Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (1)) (3)	
Equity compensation plans approved by security holders	31,257,621	(a)	$ 119.76	(b)	58,452,628	(c)
Equity compensation plans not approved by security holders	—		—		—	
Total	31,257,621	(d)	$ 119.76		58,452,628	

(a)   Includes shares of TI common stock to be issued under the Texas Instruments 2003 Director Compensation Plan, the Texas Instruments 2009 Long-Term Incentive Plan (the "2009 LTIP") and its predecessor stockholder-approved plans, the Texas Instruments 2009 Director Compensation Plan, the TI Employees 2014 Stock Purchase Plan (the "2014 ESPP") and the Texas Instruments 2018 Director Compensation Plan (the "2018 Director Plan").

(b)   Restricted stock units and stock units credited to directors' deferred compensation accounts are settled in shares of TI common stock on a one-for-one basis. Accordingly, such units have been excluded for purposes of computing the weighted average exercise price.

(c)   Shares of TI common stock available for future issuance under the 2009 LTIP, the 2014 ESPP and the 2018 Director Plan. 25,296,767 shares remain available for future issuance under the 2009 LTIP and 1,786,785 shares remain available for future issuance under the 2018 Director Plan. Under the 2009 LTIP and the 2018 Director Plan, awards may be granted in the form of restricted stock units, options or other stock-based awards such as restricted stock.

(d)   Includes 25,771,272 shares for issuance upon exercise of outstanding grants of options, 5,220,883 shares for issuance upon vesting of outstanding grants of restricted stock units, 166,526 shares for issuance under the 2014 ESPP and 98,940 shares for issuance in settlement of directors' deferred compensation accounts.

Security ownership of certain beneficial owners and management

The information that is contained under the captions "Security ownership of certain beneficial owners" and "Security ownership of directors and management" in our proxy statement for the 2024 annual meeting of stockholders is incorporated herein by reference to such proxy statement.

ITEM 13. Certain relationships and related transactions, and director independence

The information contained under the captions "Related person transactions" and "Director independence" in our proxy statement for the 2024 annual meeting of stockholders is incorporated herein by reference to such proxy statement.

ITEM 14. Principal accountant fees and services

The information with respect to principal accountant fees and services contained under the caption "Proposal to ratify appointment of independent registered public accounting firm" in our proxy statement for the 2024 annual meeting of stockholders is incorporated herein by reference to such proxy statement.

ITEM 15. Exhibits, financial statement schedules

The financial statements are listed in the index included in Item 8, "Financial statements and supplementary data."

Designation of Exhibit	Description of Exhibit	Incorporated by Reference				Filed or Furnished Herewith
		Form	File Number	Date of Filing	Exhibit Number	
3(a)	Restated Certificate of Incorporation of the Registrant, dated April 18, 1985, as amended	10-K	001-3761	February 24, 2015	3(a)	
3(b)	By-Laws of the Registrant	8-K	001-3761	January 26, 2022	3	
4(a)	Indenture	8-K	001-3761	May 23, 2011	4.2	
4(b)	Officers' Certificate	8-K	001-3761	May 4, 2017	4.1	
4(c)	Officers' Certificate	8-K	001-3761	November 3, 2017	4.1	
4(d)	Officers' Certificate	8-K	001-3761	May 7, 2018	4.1	
4(e)	Officers' Certificate	8-K	001-3761	June 8, 2018	4.1	
4(f)	Officers' Certificate	8-K	001-3761	March 11, 2019	4.1	
4(g)	Officers' Certificate	8-K	001-3761	September 4, 2019	4.1	
4(h)	Officers' Certificate	8-K	001-3761	March 12, 2020	4.1	
4(i)	Officers' Certificate	8-K	001-3761	May 4, 2020	4.1	
4(j)	Officers' Certificate	8-K	001-3761	September 15, 2021	4.1	
4(k)	Officers' Certificate	8-K	001-3761	August 16, 2022	4.1	
4(l)	Officers' Certificate	8-K	001-3761	November 18, 2022	4.1	
4(m)	Officers' Certificate	8-K	001-3761	March 14, 2023	4.1	
4(n)	Officers' Certificate	8-K	001-3761	May 18, 2023	4.1	
4(o)	Description of Securities	10-K	001-3761	February 20, 2020	4(l)	
10(a)	TI Deferred Compensation Plan, as amended *	10-K	001-3761	February 24, 2016	10(a)	
10(b)	TI Employees Non-Qualified Pension Plan, effective January 1, 2009, as amended *	10-K	001-3761	February 24, 2016	10(b)	
10(c)	TI Employees Non-Qualified Pension Plan II *	10-K	001-3761	February 24, 2016	10(c)	
10(d)	Texas Instruments Long-Term Incentive Plan, adopted April 15, 1993 *	10-K	001-3761	February 24, 2012	10(c)	
10(e)	Texas Instruments 2003 Director Compensation Plan as amended January 19, 2012	10-K	001-3761	February 24, 2015	10(j)	
10(f)	Form of Non-Qualified Stock Option Agreement for Executive Officers under the Texas Instruments 2009 Long-Term Incentive Plan *	10-K	001-3761	February 23, 2017	10(k)	
10(g)	Form of Restricted Stock Unit Award Agreement for Executive Officers under the Texas Instruments 2009 Long-Term Incentive Plan *	10-K	001-3761	February 23, 2017	10(l)	
10(h)	Texas Instruments 2009 Long-Term Incentive Plan as amended April 21, 2016 *	DEF 14A	001-3761	March 9, 2016	Appendix B	

Designation of Exhibit	Description of Exhibit	Incorporated by Reference				Filed or Furnished Herewith
		Form	File Number	Date of Filing	Exhibit Number	
10(i)	Texas Instruments 2009 Director Compensation Plan as amended January 19, 2012	10-K	001-3761	February 23, 2017	10(n)	
10(j)	Texas Instruments 2018 Director Compensation Plan as amended December 5, 2019	10-K	001-3761	February 20, 2020	10(k)	
10(k)	Form of Non-Qualified Stock Option Award Agreement for Executive Officers effective as of January 18, 2024 *					X
10(l)	Form of Restricted Stock Unit Award Agreement for Executive Officers effective as of January 18, 2024 *					X
21	List of Subsidiaries of the Registrant					X
23	Consent of Independent Registered Public Accounting Firm					X
31(a)	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer					X
31(b)	Rule 13a-14(a)/15(d)-14(a) Certification of Chief Financial Officer					X
32(a)	Section 1350 Certification of Chief Executive Officer					X
32(b)	Section 1350 Certification of Chief Financial Officer					X
97	Texas Instruments Incorporated Recoupment Policy					X
101.ins	Instance Document					X
101.sch	XBRL Taxonomy Schema					X
101.cal	XBRL Taxonomy Calculation Linkbase					X
101.def	XBRL Taxonomy Definitions Document					X
101.lab	XBRL Taxonomy Labels Linkbase					X
101.pre	XBRL Taxonomy Presentation Linkbase					X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					X

*   Management compensation plans and arrangements

Notice regarding forward-looking statements

This report includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as TI or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe TI's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements.

We urge you to carefully consider the following important factors that could cause actual results to differ materially from the expectations of TI or our management:

- Economic, social and political conditions, and natural events in the countries in which we, our customers or our suppliers operate, including global trade policies;

- Market demand for semiconductors, particularly in the industrial and automotive markets, and customer demand that differs from forecasts;

- Our ability to compete in products and prices in an intensely competitive industry;

- Evolving cybersecurity and other threats relating to our information technology systems or those of our customers, suppliers and other third parties;

- Our ability to successfully implement and realize opportunities from strategic, business and organizational changes, or our ability to realize our expectations regarding the amount and timing of associated restructuring charges and cost savings;

- Our ability to develop, manufacture and market innovative products in a rapidly changing technological environment, our timely implementation of new manufacturing technologies and installation of manufacturing equipment, and our ability to realize expected returns on significant investments in manufacturing capacity;

- Availability and cost of key materials, utilities, manufacturing equipment, third-party manufacturing services and manufacturing technology;

- Our ability to recruit and retain skilled personnel and effectively manage key employee succession;

- Product liability, warranty or other claims relating to our products, software, manufacturing, delivery, services, design or communications, or recalls by our customers for a product containing one of our parts;

- Compliance with or changes in the complex laws, rules and regulations to which we are or may become subject, or actions of enforcement authorities, that restrict our ability to operate our business or subject us to fines, penalties or other legal liability;

- Changes in tax law and accounting standards that impact the tax rate applicable to us, the jurisdictions in which profits are determined to be earned and taxed, adverse resolution of tax audits, increases in tariff rates, and the ability to realize deferred tax assets;

- Financial difficulties of our distributors or semiconductor distributors' promotion of competing product lines to our detriment; or disputes with current or former distributors;

- Losses or curtailments of purchases from key customers or the timing and amount of customer inventory adjustments;

- Our ability to maintain or improve profit margins, including our ability to utilize our manufacturing facilities at sufficient levels to cover our fixed operating costs, in an intensely competitive and cyclical industry and changing regulatory environment;

- Our ability to maintain and enforce a strong intellectual property portfolio and maintain freedom of operation in all jurisdictions where we conduct business; or our exposure to infringement claims;

- Instability in the global credit and financial markets; and

- Impairments of our non-financial assets.

For a more detailed discussion of these factors, see the Risk factors discussion in Item 1A of this report. The forward-looking statements included in this report are made only as of the date of this report, and we undertake no obligation to update the forward-looking statements to reflect subsequent events or circumstances. If we do update any forward-looking statement, you should not infer that we will make additional updates with respect to that statement or any other forward-looking statement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEXAS INSTRUMENTS INCORPORATED

By: _____/s/ Rafael R. Lizardi_____

Rafael R. Lizardi, Senior Vice President
and Chief Financial Officer

Date: February 2, 2024

Each person whose signature appears below constitutes and appoints each of Haviv Ilan, Rafael R. Lizardi, Julie C. Knecht and Cynthia Hoff Trochu, or any of them, each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities in connection with the annual report on Form 10-K of Texas Instruments Incorporated for the year ended December 31, 2023, to sign any and all amendments to the Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of the 2nd day of February 2024.

/s/ Mark A. Blinn	/s/ Todd M. Bluedorn
Mark A. Blinn, Director	**Todd M. Bluedorn,** Director
/s/ Janet F. Clark	/s/ Carrie S. Cox
Janet F. Clark, Director	**Carrie S. Cox,** Director
/s/ Martin S. Craighead	/s/ Curtis C. Farmer
Martin S. Craighead, Director	**Curtis C. Farmer**, Director
/s/ Jean M. Hobby	/s/ Ronald Kirk
Jean M. Hobby, Director	**Ronald Kirk,** Director
/s/ Pamela H. Patsley	/s/ Robert E. Sanchez
Pamela H. Patsley, Director	**Robert E. Sanchez,** Director
/s/ Richard K. Templeton	/s/ Haviv Ilan
Richard K. Templeton, Director and Chairman of the Board	**Haviv Ilan,** Director, President and Chief Executive Officer
/s/ Rafael R. Lizardi	/s/ Julie C. Knecht
Rafael R. Lizardi, Senior Vice President and Chief Financial Officer	**Julie C. Knecht,** Vice President and Chief Accounting Officer

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

April 25, 2024



Dear Stockholder:

You are cordially invited to attend the 2024 annual meeting of stockholders on Thursday, April 25, 2024, in the auditorium on our property at 12500 TI Boulevard, Dallas, Texas, at 8:30 a.m. (Central time). If you plan to attend the annual meeting, please see "Attendance and instructions for the annual meeting." At the meeting we will consider and act upon the following matters:

- the election of directors for the next year,

- approval of the Texas Instruments 2024 Long-Term Incentive Plan,

- advisory approval of the company's executive compensation,

- ratification of the appointment of Ernst & Young LLP as the company's independent registered public accounting firm for 2024,

- two stockholder proposals, if properly presented, and

- such other matters as may properly come before the meeting.

Stockholders of record at the close of business on February 28, 2024, are entitled to vote at the annual meeting.

We urge you to vote your shares as promptly as possible by (i) accessing the voting website, (ii) calling the toll-free number or (iii) signing, dating and mailing the enclosed proxy.

Sincerely,

Cynthia Hoff Trochu
Senior Vice President, Secretary and General Counsel

Dallas, Texas
March 12, 2024

TABLE OF CONTENTS

Notice of 2024 annual meeting of stockholders	1
Voting procedures, quorum and attendance requirements	3
Corporate governance and board of directors	5
Election of directors	5
Director nominees, qualifications and experience	5
Director nomination process	12
Communications with the board	12
Corporate governance	12
Annual meeting attendance	13
Director independence	13
Board organization	15
Board and committee meetings	15
Committees of the board	15
Board evaluation process	18
Board leadership structure	18
Risk oversight by the board	19
Board oversight of environmental, social and governance (ESG) matters	19
Proposal to approve the Texas Instruments 2024 Long-Term Incentive Plan	20
Director compensation	25
Executive compensation	28
Proposal regarding advisory approval of the company's executive compensation	29
Compensation discussion and analysis	29
Executive summary	29
Compensation philosophy and elements	30
Analysis of compensation determinations	34
Recoupment policy	42
Stock ownership guidelines and policy against hedging	44

Compensation committee report	44
2023 compensation tables	45
2023 summary compensation table	45
Grants of plan-based awards in 2023	47
Outstanding equity awards at fiscal year-end 2023	48
2023 option exercises and stock vested	50
2023 pension benefits	51
2023 non-qualified deferred compensation	53
Potential payments upon termination or change in control	54
Pay ratio	58
Pay versus performance	59
Audit committee matters	61
Audit committee report	61
Proposal to ratify appointment of independent registered public accounting firm	61
Stockholder proposals	63
Additional information	68
Security ownership of certain beneficial owners	68
Security ownership of directors and management	69
Stockholder proposals and nominations for 2025	73
Benefit plan voting	73
Delinquent Section 16(a) reports	73
Telephone and internet voting	74
Stockholders sharing the same address	74
Internet availability of proxy materials	74
Notice regarding forward-looking statements	75
Appendix A (Texas Instruments 2024 Long-Term Incentive Plan)	76

EXECUTIVE OFFICES
12500 TI BOULEVARD, DALLAS, TX 75243
MAILING ADDRESS: P.O. BOX 660199, MS 8658, DALLAS, TX 75266-0199

Voting procedures, quorum and attendance requirements

TI's board of directors requests your proxy for the annual meeting of stockholders on April 25, 2024. If you sign and return the enclosed proxy or vote by telephone or on the internet, you authorize the persons named in the proxy to represent you and vote your shares for the purposes mentioned in the notice of annual meeting. This proxy statement and related proxy are being distributed on or about March 12, 2024. If you come to the meeting, you can vote in person. If you do not come to the meeting, your shares can be voted only if you have returned a properly signed proxy or followed the telephone or internet voting instructions, which can be found on the enclosed proxy. If you sign and return your proxy but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the board of directors. You can revoke your authorization at any time before the shares are voted at the meeting.

A quorum of stockholders is necessary to hold a valid meeting. If at least a majority of the shares of TI common stock issued and outstanding and entitled to vote are present in person or by proxy, a quorum will exist. Abstentions and broker non-votes are counted as present for purposes of establishing a quorum. Broker non-votes occur when a beneficial owner who holds company stock through a broker does not provide the broker with voting instructions as to any matter on which the broker is not permitted to exercise its discretion and vote without specific instruction.

Shown below is a list of the matters to be considered at the meeting (each of which is discussed elsewhere in this proxy statement) and the vote required for election or approval, as the case may be.

Matter	Required Vote for Election or Approval	Impact of Abstentions or Broker Non-Votes
Election of directors.	Majority of votes present in person or by proxy at the meeting and entitled to be cast in the election with respect to a nominee must be cast for that nominee.	Abstentions have the same effect as votes against. Broker non-votes are not counted as votes for or against.
Proposal to approve the Texas Instruments 2024 Long-Term Incentive Plan.	Majority of votes present in person or by proxy at the meeting must be cast for the proposal.	Abstentions and broker non-votes have the same effect as votes against.
Advisory vote to approve named executive officer compensation.	Majority of votes present in person or by proxy at the meeting must be cast for the proposal.	Abstentions and broker non-votes have the same effect as votes against.
Proposal to ratify appointment of independent registered public accounting firm.	Majority of votes present in person or by proxy at the meeting must be cast for the proposal.	Abstentions have the same effect as votes against. (Brokers are permitted to exercise their discretion and vote without specific instruction on this matter. Accordingly, there are no broker non-votes.)
Stockholder proposal to permit a combined 15% of stockholders to call a special meeting.	Majority of votes present in person or by proxy at the meeting must be cast for the proposal.	Abstentions and broker non-votes have the same effect as votes against.
Stockholder proposal to report on due diligence efforts to identify risks associated with product misuse.	Majority of votes present in person or by proxy at the meeting must be cast for the proposal.	Abstentions and broker non-votes have the same effect as votes against.
Any other matter that may properly be submitted at the meeting.	Majority of votes present in person or by proxy at the meeting must be cast for the proposal.	Abstentions and broker non-votes have the same effect as votes against.

Attendance and instructions for the annual meeting

Attendance at the annual meeting is limited to stockholders or their legal proxy holders. Attendees should park at the South Lobby, where reserved parking will be available. Each attendee must present a government-issued photo ID, such as a driver's license or passport, and an advance registration form to gain access. You may be denied entrance if the required identification and registration form are not presented. All attendees will be required to comply with TI's then-current site visitor policy, which will be posted on our Investor Relations website on or before April 22, 2024. Be advised that TI's security policy forbids weapons, cameras and audio/visual recording devices inside TI buildings. All bags will be subject to search upon entry into the building.

If you plan to attend the annual meeting in person, you must print your own advance registration form and bring it to the meeting. Advance registration forms can be printed by clicking on the "Register for Meeting" button found at www.proxyvote.com and following the instructions provided. You will need the 16-digit control number included in your notice, proxy card or voting instruction form. You must request your advance registration form by April 24, 2024, at 11:59 p.m. (Eastern time). If you are unable to print your advance registration form, please call Stockholder Meeting Registration Phone Support (toll-free) at 1-844-318-0137 or 1-925-331-6070 (international toll) for assistance.

Guest advance registration forms are not available. Exceptions may be granted to stockholders who require a companion in order to facilitate their own attendance (for example, due to a physical disability) by contacting Investor Relations.

Additionally, if you plan to attend as proxy for a stockholder of record, you must present a valid legal proxy from the stockholder of record to you. If you plan to attend as proxy for a street name stockholder, you must present a valid legal proxy from the stockholder of record (i.e., the bank, broker or other holder of record) to the street name stockholder that is assignable and a valid legal proxy from the street name stockholder to you. Stockholders may appoint only one proxy holder to attend on their behalf.

Corporate governance and board of directors

Election of directors

Directors are elected at the annual meeting to hold office until the next annual meeting and until their successors are elected and qualified. The board of directors has designated the following persons as nominees: Mark A. Blinn, Todd M. Bluedorn, Janet F. Clark, Carrie S. Cox, Martin S. Craighead, Reginald DesRoches, Curtis C. Farmer, Jean M. Hobby, Haviv Ilan, Ronald Kirk, Pamela H. Patsley, Robert E. Sanchez and Richard K. Templeton.

If you return a proxy that is not otherwise marked, your shares will be voted FOR each of the nominees.

Director nominees, qualifications and experience

All of the nominees for directorship will be directors of the company at the time of the annual meeting. If any nominee becomes unable to serve before the meeting, the persons named as proxies may vote for a substitute, or the number of directors will be reduced accordingly.

Summary

This table provides a summary view of the qualifications, experience and demographics of each director nominee as of the proxy statement filing date.

Qualifications and Experience	Mark A. Blinn	Todd M. Bluedorn	Janet F. Clark	Carrie S. Cox	Martin S. Craighead	Reginald DesRoches	Curtis C. Farmer	Jean M. Hobby	Haviv Ilan	Ronald Kirk	Pamela H. Patsley	Robert E. Sanchez	Richard K. Templeton
Independence	•	•	•	•	•	•	•	•		•	•	•	
Multinational experience	•	•	•	•	•		•	•	•	•	•	•	•
Executive leadership (public or private)	•	•	•	•	•	•	•	•	•	•	•	•	•
Technology, research and development	•	•	•	•	•	•	•	•	•		•	•	•
Manufacturing	•	•		•	•				•				•
End-market knowledge	•	•	•	•	•			•	•	•		•	•
Regulatory, public policy or legal	•		•				•	•		•	•		
Other public board service	•	•	•	•	•	•	•	•		•	•	•	
Financial acumen	•	•	•	•	•	•	•	•	•	•	•	•	•
Auditing/Accounting	•		•					•			•	•	
Sustainability	•	•	•	•	•	•	•		•	•		•	•
Demographic Background													
Tenure (years)	11	7	9	20	6	*	1	8	2	11	20	13	21
Age (years)	62	60	69	66	64	56	61	63	55	69	67	58	65
Gender	M	M	F	F	M	M	M	F	M	M	F	M	M
Race/Ethnicity **	W	W	W	W	W	B	W	W	W	B	W	H	W

*   Elected to the board effective March 1, 2024

**   B = Black/African American; W = White; H = Hispanic/Latino

The board prefers a mix of background and experience among its members. The board does not follow any ratio or formula to determine the appropriate mix. Rather, it uses its judgment to identify nominees whose backgrounds, attributes and experiences, taken as a whole, will contribute to the high standards of board service at the company. The board actively seeks women and minority candidates for the pool from which board candidates are chosen. Maintaining a balance of tenure among the directors is also part of the board's consideration. Longer-serving directors bring valuable experience with the company and familiarity with the strategic and operational challenges it has faced over the years, while newer directors bring fresh perspectives and ideas. To help maintain this balance, the company has a mandatory retirement policy, pursuant to which directors cannot stand for election after reaching age 75. The effectiveness of the board's approach to board composition decisions is evidenced by the directors' participation in the insightful and robust, yet respectful, deliberation that occurs at board and committee meetings, and in shaping the agendas for those meetings.

Nominee criteria

In evaluating prospective nominees and as stated in our corporate governance guidelines, the Governance and Stockholder Relations (GSR) committee considers the following criteria:

- Outstanding achievement in the individual's personal career.
- Relevant commercial expertise.
- International operations experience.
- Financial acumen.
- Government experience.

- Standards of integrity and soundness of judgment.
- Ability to make independent, analytical inquiries.
- Ability to represent the total corporate interests of TI (a director will not be selected to, nor be expected to, represent the interests of any particular group).
- Board diversity (viewpoints, gender, ethnicity).
- Willingness and ability to devote the time required to perform board activities adequately. Directors should not serve on the boards of more than four other public companies.

Nominee assessment

As it considered director nominees for the 2024 annual meeting, the board kept in mind that the most important issues it considers typically relate to the company's strategic direction; succession planning for senior executive positions; the company's financial performance; the challenges of running a large, complex enterprise, including the management of its risks; major acquisitions and divestitures; and significant research and development (R&D) and capital investment decisions. These issues arise in the context of the company's operations, which primarily involve the manufacture and sale of semiconductors all over the world into industrial, automotive, personal electronics, communications equipment and enterprise systems markets.

As described below, each of our director nominees has achieved an extremely high level of success in his or her career, whether at multibillion dollar, multinational corporate enterprises, large academic institutions or significant governmental organizations. In these positions, each has been directly involved in the challenges relating to setting the strategic direction and managing the financial performance, personnel and processes of large, complex organizations, which includes key sustainability matters. Each has had exposure to effective leaders and has developed the ability to judge leadership qualities. Ten of the director nominees have experience in serving on the board of directors of at least one other major corporation, and one has served in high political office, all of which provides additional relevant experience on which each nominee can draw.

In concluding that each nominee should serve as a director, the board relied on the specific experiences and attributes listed below and on the direct personal knowledge (except as to Dr. DesRoches who joined the board on March 1, 2024), born of previous service on the board, that each of the nominees brings insight to board deliberations as well as a willingness to ask challenging questions.

All nominees for directorship are currently directors of the company, including Dr. DesRoches, who was elected to the board effective March 1, 2024. He is the only director nominee at the 2024 annual meeting of stockholders who is standing for election by the stockholders for the first time. A search firm retained by the company to assist the GSR Committee in identifying and evaluating potential nominees initially identified Dr. DesRoches as a potential director candidate. The search firm conducted research to identify a number of potential candidates, based on qualifications and skills the GSR Committee determined that candidates should possess. It then conducted further research on the candidates in whom the GSR Committee had the most interest. Following this process, Dr. DesRoches was unanimously elected to the company's board of directors.

The board believes its current size is within the desired range as stated in the board's corporate governance guidelines.

Director nominees

Mark Blinn

Former chief executive officer of Flowserve Corporation



Career highlights

Mr. Blinn served in various positions at Flowserve, including as chief executive officer and president from 2009 to 2017 and chief financial officer from 2004 to 2009. Prior to Flowserve, Mr. Blinn held senior finance positions at several companies, including FedEx Kinko's Office and Print Services, Inc. and Centex Corporation. As an attorney, he represented financial institutions, foreign corporations and insurance companies.

Key skills and experience

- Management responsibility of a large, multinational manufacturer operating in industrial markets
- Responsibility for significant capital and R&D investments
- Keen appreciation for audit and financial control matters

Other current public company directorships

- Emerson Electric Co.
- Globe Life Inc.
- Leggett & Platt, Incorporated

Other public company directorships in the last five years

- Kraton Corporation

Todd Bluedorn

Former chairman and chief executive officer of Lennox International Inc.



Career highlights

Mr. Bluedorn served as vice chair of Madison Industries from 2022 to 2023. Prior to Madison Industries, he served as chief executive officer of Lennox International from 2007 to 2022 and chairman of the board from 2012 to 2022. Prior to that, Mr. Bluedorn held several senior management positions at United Technologies Corporation, including leading Otis Elevator — North & South America.

Key skills and experience

- Management responsibility of a large, multinational manufacturer operating in industrial markets
- Responsibility for significant capital and R&D investments

Other current public company directorships

- Samsara Inc.

Other public company directorships in the last five years

- Eaton Corporation plc
- Lennox International Inc.

Janet Clark

Former chief financial officer of Marathon Oil Corporation



Career highlights

Ms. Clark was chief financial officer and executive vice president of Marathon Oil Corporation from 2007 to 2013 and senior vice president and chief financial officer from 2004 to 2007. Prior to Marathon, she served as chief financial officer of Nuevo Energy Company and Santa Fe Snyder Corporation. Ms. Clark has served as a director of Dell Inc. and Exterran Holdings, Inc. She also serves as a director of environmental nonprofit Resources for the Future.

Key skills and experience

- Keen appreciation for audit and financial control matters
- Oversight of large multinational companies, including one in the technology industry

Other current public company directorships

- EOG Resources, Inc.

Other public company directorships in the last five years

- None

Carrie Cox

Former chairman and chief executive officer of Humacyte, Inc.



Career highlights

Ms. Cox was the executive chair of Humacyte, Inc. from 2018 to 2019, where she was also chairman and chief executive officer from 2010 to 2018. Prior to Humacyte, Ms. Cox held several senior management positions in the medical industry, including leading the global pharmaceuticals business at Schering-Plough Corporation and the global prescription business at Pharmacia Corporation.

Key skills and experience

- Management responsibility of a large multinational company operating in a regulated industry
- Responsibility for significant capital and R&D investments

Other current public company directorships

- Organon & Co.
- Cartesian Therapeutics, Inc. (f/k/a Selecta Biosciences, Inc.)

Other public company directorships in the last five years

- Array BioPharma Inc.
- Cardinal Health, Inc.
- Celgene Corporation
- electroCore, Inc.

Martin Craighead

Former chairman and chief executive officer of Baker Hughes Inc.



Career highlights

At Baker Hughes Inc., Mr. Craighead served as chief executive officer from 2012 to 2017 and chairman of the board from 2013 until the company merged with GE in 2017. He then served as vice chair of Baker Hughes, a GE company, until 2019. Prior to leading the company, Mr. Craighead held several senior management roles at Baker Hughes, including as chief operating officer.

Key skills and experience

- Management responsibility of a large, multinational company operating in industrial markets
- Responsibility for significant capital and R&D investments

Other current public company directorships

- Emerson Electric Co.

Other public company directorships in the last five years

- Ecovyst Inc.

Reginald DesRoches

President of Rice University



Career highlights

Dr. DesRoches has been the president of Rice University since 2022 and a professor of engineering since 2017. Prior to his role as president, he served as Rice's Howard Hughes Provost from 2020 to 2022 and the William and Stephanie Sick Dean of Engineering from 2017 to 2020. Dr. DesRoches previously served as the chair of the School of Civil and Environmental Engineering at Georgia Tech.

Key skills and experience

- Management responsibility of a large, internationally recognized research university
- Responsibility for significant capital and R&D investments
- Keen appreciation for technology matters

Other current public company directorships

- Brandywine Realty Trust

Other public company directorships in the last five years

- None

Curtis Farmer

Chairman, president and chief executive officer of Comerica Incorporated



Career highlights

At Comerica, Mr. Farmer has served as chief executive officer since 2019, chairman since 2020 and president since 2015. Prior to those roles, he was executive vice president from 2008 to 2011, then vice chairman from 2011 to 2015. Mr. Farmer has also held senior leadership positions at Wachovia Corporation.

Key skills and experience

- Management responsibility of a large financial institution
- Responsibility for significant capital and R&D investment

Other current public company directorships

- Comerica Incorporated

Other public company directorships in the last five years

- None

Jean Hobby

Retired partner of PricewaterhouseCoopers LLP



Career highlights

Ms. Hobby was global strategy officer of PricewaterhouseCoopers from 2013 to 2015. Prior to that, she held several senior management positions at the firm, including as technology, media and telecom sector leader and chief financial officer.

Key skills and experience

- Extensive audit knowledge and keen appreciation for audit, financial control and technology matters
- Management responsibility at a large, multinational company
- Strategic planning expertise

Other current public company directorships

- Hewlett Packard Enterprise Company
- Integer Holdings Corporation

Other public company directorships in the last five years

- None

Haviv Ilan

President and chief executive officer of Texas Instruments Incorporated



Career highlights

Mr. Ilan has been an employee of the company for over 20 years, serving since 2014 at a senior level at the company, including as director since 2021. From 2020 to 2023, Mr. Ilan served as executive vice president and chief operating officer, responsible for leading TI's business and sales organizations, technology and manufacturing operations and information technology services. In 2023, Mr. Ilan assumed the role of president and chief executive officer.

Key skills and experience

- Management responsibility for the company's operations
- Knowledge of the company and the semiconductor industry
- Responsibility for significant capital investments

Other current public company directorships

- None

Other public company directorships in the last five years

- None

Ronald Kirk

Senior of counsel at Gibson, Dunn & Crutcher LLP



Career highlights

Mr. Kirk has been senior of counsel at Gibson, Dunn & Crutcher since 2013 and co-chairs the international trade and ESG practice groups. He served as the U.S. Trade Representative from 2009 to 2013, where he focused on the development and enforcement of U.S. intellectual property law. Mr. Kirk has been a director of Brinker International, Inc. and Dean Foods Company.

Key skills and experience

- Management responsibility of a large, complex organization operating internationally
- Keen insight into issues bearing on global economic activity and international trade policies

Other current public company directorships

- Mister Car Wash, Inc.

Other public company directorships in the last five years

- AMF Hawaii Investments, LLC (f/k/a Macquarie Infrastructure Holdings, LLC)

Pamela Patsley

Former chairman and chief executive officer of MoneyGram International, Inc.



Career highlights

At MoneyGram, Ms. Patsley was chair and chief executive officer from 2009 to 2015, then executive chair until 2018. Prior to that, she was senior executive vice president at First Data Corporation and chief executive officer of Paymentech, Inc. She also served as chief financial officer of First USA, Inc. and began her career as an auditor.

Key skills and experience

- Management responsibility of a large, multinational company
- Keen appreciation for audit, financial control and technology matters

Other current public company directorships

- Hilton Grand Vacations Inc.
- Keurig Dr Pepper Inc.
- Payoneer Global Inc.

Other public company directorships in the last five years

- ACI Worldwide, Inc.

Robert Sanchez

Chairman and chief executive officer of Ryder System, Inc.



Career highlights

Mr. Sanchez has been chairman and executive officer of Ryder since 2013. During his career at Ryder, Mr. Sanchez has served as president, chief operating officer, chief information officer and chief financial officer. He has also had a broad range of leadership roles in Ryder's business segments, including as president of its Global Fleet Management Solutions business.

Key skills and experience

- Management responsibility of a large, multinational transportation and logistics company
- Responsibility for significant capital investments
- Keen appreciation for technology matters

Other current public company directorships

- Ryder System, Inc.

Other public company directorships in the last five years

- None

Rich Templeton

Chairman of Texas Instruments Incorporated



Career highlights

Mr. Templeton is a 40-year veteran of the semiconductor industry, serving 29 years at a senior level at the company. He has been the company's chairman since 2008, and served as chief executive officer and president from 2004 to June 2018 and July 2018 to March 2023.

Key skills and experience

• Deep knowledge of all aspects of the company and the semiconductor industry
• Management responsibility of the company
• Responsibility for significant capital and R&D investments

Other current public company directorships

• None

Other public company directorships in the last five years

• None

Director nomination process

The board is responsible for approving nominees for election as directors. To assist in this task, the board has designated a standing committee, the GSR committee, that is responsible for reviewing and recommending nominees to the board. The GSR committee is comprised solely of independent directors as defined by the rules of The Nasdaq Stock Market LLC (Nasdaq) and the board's corporate governance guidelines. Our board of directors has adopted a written charter for the GSR committee. It can be found on our website at www.ti.com/corporategovernance.

It is a long-standing policy of the board to consider prospective board nominees recommended by stockholders. A stockholder who wishes to recommend a prospective board nominee for the GSR committee's consideration must write to the Secretary of the GSR committee, Texas Instruments Incorporated, P.O. Box 655936, MS 8658, Dallas, TX 75265-5936. The GSR committee will evaluate the stockholder's prospective board nominee in the same manner as it evaluates other nominees.

Under the company's by-laws, a stockholder, or a group of up to 20 stockholders, owning at least 3% of the company's outstanding common stock continuously for at least three years, may nominate and include in the company's proxy materials director nominees constituting up to the greater of two individuals or 20% of the board of directors, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the by-laws, which can be found on our website at www.ti.com/corporategovernance.

The company's by-laws also allow stockholders to nominate directors without involving the GSR committee or including the nominee in the company's proxy materials. To do so, stockholders must comply with the requirements set forth in the by-laws.

Communications with the board

Stockholders and others who wish to communicate with the board, a board committee or an individual director may write to them at P.O. Box 655936, MS 8658, Dallas, TX 75265-5936. All communications addressed to the board, a board committee or an individual director that are sent to this address will be shared with the addressee.

Corporate governance

The board has a long-standing commitment to responsible and effective corporate governance. We annually conduct extensive governance reviews and engage in investor outreach specific to governance, executive compensation and environmental and social matters.

The board's corporate governance guidelines (which include the director independence standards), the charters of each of the board's committees, TI's "Living our Values: TI's ambitions, values and code of conduct," our code of ethics for our chief executive officer (CEO) and senior financial officers and our by-laws are available on our website at www.ti.com/corporategovernance. Stockholders may request copies of these documents free of charge by writing to Texas Instruments Incorporated, P.O. Box 660199, MS 8657, Dallas, TX 75266-0199, Attn: Investor Relations.

Annual meeting attendance

It is a policy of the board to encourage directors to attend the annual meeting of stockholders. Attendance allows for interaction between stockholders and board members. In 2023, all directors then in office and standing for re-election attended TI's annual meeting of stockholders.

Director independence

The board has determined that each of our directors is independent, with the exception of Messrs. Templeton and Ilan. In connection with this determination, information was reviewed regarding directors' business and charitable affiliations, directors' immediate family members and their employers, and any transactions or arrangements between the company and such persons or entities. The board has adopted the following standards for determining independence.

A. In no event will a director be considered independent if:

1. He or she is a current partner of or is employed by the company's independent auditors;

2. A family member of the director is (i) a current partner of the company's independent auditors or (ii) currently employed by the company's independent auditors and personally works on the company's audit;

3. Within the current or preceding three fiscal years he or she was, and remains at the time of the determination, a partner in or a controlling shareholder, an executive officer or an employee of an organization that in the current year or any of the past three fiscal years (i) made payments to, or received payments from, the company for property or services, (ii) extended loans to or received loans from, the company, or (iii) received charitable contributions from the company in an amount or amounts which, in the aggregate in such fiscal year, exceeded the greater of $200,000 or 2% of the recipient's consolidated gross revenues for that year (for purposes of this standard, "payments" excludes payments arising solely from investments in the company's securities and payments under non-discretionary charitable contribution matching programs); or

4. Within the current or preceding three fiscal years a family member of the director was, and remains at the time of the determination, a partner in or a controlling shareholder or an executive officer of an organization that in the current year or any of the past three fiscal years (i) made payments to, or received payments from, the company for property or services, (ii) extended loans to or received loans from the company, or (iii) received charitable contributions from the company in an amount or amounts which, in the aggregate in such fiscal year, exceeded the greater of $200,000 or 2% of the recipient's consolidated gross revenues for that year (for purposes of this standard, "payments" excludes payments arising solely from investments in the company's securities and payments under non-discretionary charitable contribution matching programs).

B. In no event will a director be considered independent if, within the preceding three years:

1. He or she was employed by the company (except in the capacity of interim chairman of the board, chief executive officer or other executive officer, provided the interim employment did not last longer than one year);

2. He or she received more than $120,000 during any twelve-month period in compensation from the company (other than (i) compensation for board or board committee service, (ii) compensation received for former service lasting no longer than one year as an interim chairman of the board, chief executive officer or other executive officer and (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation);

3. A family member of the director was employed as an executive officer by the company;

4. A family member of the director received more than $120,000 during any twelve-month period in compensation from the company (excluding compensation as a non-executive officer employee of the company);

5. He or she was (but is no longer) a partner or employee of the company's independent auditors and worked on the company's audit within that time;

6. A family member of the director was (but is no longer) a partner or employee of the company's independent auditors and worked on the company's audit within that time;

7. He or she was an executive officer of another entity at which any of the company's current executive officers at any time during the past three years served on that entity's compensation committee; or

8. A family member of the director was an executive officer of another entity at which any of the company's current executive officers at any time during the past three years served on that entity's compensation committee.

C. No member of the audit committee may accept directly or indirectly any consulting, advisory or other compensatory fee from the company, other than in his or her capacity as a member of the board or any board committee. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the company (provided that such compensation is not contingent in any way on continued service). In addition, no member of the audit committee may be an affiliated person of the company except in his or her capacity as a director.

D. With respect to service on the compensation committee, the board will consider all factors that it deems relevant to determining whether a director has a relationship to the company that is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including but not limited to:

1. The source of compensation of the director, including any consulting, advisory or compensatory fee paid by the company to the director; and

2. Whether the director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

E. For any other relationship, the determination of whether it would interfere with the director's exercise of independent judgment in carrying out his or her responsibilities, and consequently whether the director involved is independent, will be made by directors who satisfy the independence criteria set forth in this section.

For purposes of these independence determinations, "company" and "family member" will have the same meaning as under Nasdaq rules.

Board organization

Board and committee meetings

During 2023, the board held six meetings. The board has three standing committees described below. The standing committees of the board collectively held 18 meetings in 2023. Each director attended at least 90% of the board and relevant committee meetings combined. Overall attendance at board and committee meetings was approximately 99%.

Director	Audit Committee	Compensation Committee	Governance and Stockholder Relations Committee
Mark A. Blinn		•	
Todd M. Bluedorn			Chair
Janet F. Clark	Chair		
Carrie S. Cox		•	
Martin S. Craighead		Chair	
Reginald DesRoches *	•		
Curtis C. Farmer	•		
Jean M. Hobby	•		
Haviv Ilan			
Ronald Kirk		•	
Pamela H. Patsley **			•
Robert E. Sanchez			•
Richard K. Templeton			

*   Effective March 1, 2024

**   Lead director

Committees of the board

Audit committee

The audit committee is a separately designated standing committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. All members of the audit committee are independent under Nasdaq rules and the board's corporate governance guidelines. From April 22, 2021 to April 26, 2023, the committee members were Ms. Clark (chair), Ms. Hobby and Mr. Hsu, with Mr. Farmer joining the audit committee effective April 1, 2023. From April 27, 2023 to February 29, 2024, the committee members were Ms. Clark (chair), Mr. Farmer and Ms. Hobby. Since March 1, 2024, the committee members have been Ms. Clark (chair), Dr. DesRoches, Mr. Farmer and Ms. Hobby. The audit committee is generally responsible for:

- Reviewing:
  - The annual report of TI's independent registered public accounting firm related to quality control.
  - TI's annual and quarterly reports to the SEC, including the financial statements and the "Management's Discussion and Analysis" portion of those reports, and recommending appropriate action to the board.
  - TI's audit plans.
  - Before issuance, TI's news releases regarding annual and interim financial results and discussing with management any related earnings guidance that may be provided to analysts and rating agencies.
  - Relationships between the independent registered public accounting firm and TI.
  - The adequacy of TI's internal accounting controls and other factors affecting the integrity of TI's financial reports, and discussing with management and with the independent registered public accounting firm.
  - TI's risk assessment and risk management practices, including cybersecurity and environmental-related risks.
  - TI's compliance and ethics program.

- ◦ A report of compliance of management and operating personnel with TI's code of conduct, including TI's conflict of interest policy.
  - ◦ TI's non-employee-related insurance programs.
  - ◦ Changes, if any, in major accounting policies of the company.
  - ◦ Trends in accounting policy changes that are relevant to the company.
  - ◦ The company's policy regarding investments and financial derivative products.
- Discussing TI's audited financial statements with management and the independent registered public accounting firm, including a discussion with the firm regarding the matters required to be reviewed under applicable legal or regulatory requirements.
- Creating and periodically reviewing TI's whistleblower policy.
- Appointing, compensating, retaining and overseeing TI's independent registered public accounting firm.

The board has determined that all members of the audit committee are sufficiently proficient in reading and understanding fundamental financial statements, and three members meet the Nasdaq listing standard of financial sophistication. In addition, the board has designated Ms. Clark as the audit committee financial expert, as defined under the Securities and Exchange Commission's rules.

The audit committee met seven times in 2023. The audit committee holds regularly scheduled meetings and reports its activities to the board. The audit committee also continued its long-standing practice of meeting directly with our internal audit staff to discuss the audit plan and to allow for direct interaction between audit committee members and our internal auditors.

Compensation committee

All members of the compensation committee are independent. From April 22, 2021 to April 26, 2023, the committee members were Ms. Patsley (chair), Mr. Blinn, Ms. Cox and Mr. Craighead. Since April 27, 2023, the committee members have been Mr. Craighead (chair), Mr. Blinn, Ms. Cox and Mr. Kirk. The compensation committee is generally responsible for:

- Reviewing the performance of the CEO and determining his compensation.
- Setting the compensation of the company's other executive officers.
- Overseeing administration of employee benefit plans.
- Making recommendations to the board regarding:
  - ◦ Institution and termination of, revisions in and actions under employee benefit plans that (i) increase benefits only for officers of the company or disproportionately increase benefits for officers of the company more than other employees of the company, (ii) require or permit the issuance of the company's stock or (iii) require board approval.
  - ◦ Reservation of company stock for use as awards of grants under plans or as contributions or sales to any trustee of any employee benefit plan.
- Taking action as appropriate regarding the institution and termination of, revisions in and actions under employee benefit plans that are not required to be approved by the board.
- Appointing, setting the compensation of, overseeing and considering the independence of any compensation consultant or other advisor.

The compensation committee met five times in 2023. The compensation committee holds regularly scheduled meetings, reports its activities to the board, and consults with the board before setting annual executive compensation.

In performing its functions, the committee is supported by the company's Human Resources organization. The committee has the authority to retain any advisors it deems appropriate to carry out its responsibilities. The committee retained Pearl Meyer as its compensation consultant for the 2023 compensation cycle. The committee instructed the consultant to advise it directly on executive compensation philosophy, strategies, pay levels, decision-making processes and other matters within the scope of the committee's charter. Additionally, the committee instructed the consultant to assist the company's Human Resources organization in its support of the committee in these matters with such items as peer-group assessment, analysis of the executive compensation market and compensation recommendations.

The compensation committee considers it important that its compensation consultant's objectivity not be compromised by other engagements with the company or its management. In support of this belief, the committee has a policy on compensation consultants, a copy of which may be found on www.ti.com/corporategovernance. During 2023, the committee determined that its compensation consultant was independent of the company and had no conflict of interest.

The compensation committee considers executive compensation in a multistep process that involves the review of market information, performance data and possible compensation levels over several meetings leading to the annual determinations in January. Before setting executive compensation, the committee reviews the total compensation and benefits of the executive officers and considers the impact that their retirement, or termination under various other scenarios, would have on their compensation and benefits.

The CEO and the senior vice president responsible for Human Resources, who is an executive officer, are regularly invited to attend meetings of the committee. The CEO is excused from the meeting during any deliberations or vote on his compensation. No executive officer determines his or her own compensation or the compensation of any other executive officer. As members of the board, the members of the committee receive information concerning the performance of the company during the year and interact with our management. The CEO gives the committee and the board an assessment of his own performance during the year just ended. He also reviews the performance of the other executive officers with the committee and makes recommendations regarding their compensation. The senior vice president responsible for Human Resources assists in the preparation of and reviews the compensation recommendations made to the committee other than for his compensation.

The compensation committee's charter provides that it may delegate its power, authority and rights with respect to TI's long-term incentive plans, employee stock purchase plan and employee benefit plans to (i) one or more committees of the board established or delegated authority for that purpose or (ii) employees or committees of employees except that no such delegation may be made with respect to compensation of the company's executive officers.

Pursuant to that authority, the compensation committee has delegated to a special committee established by the board the authority to, among other things, grant a limited number of stock options and restricted stock units (RSUs) under the company's long-term incentive plans. The sole member of the special committee is Mr. Ilan. The special committee has no authority to grant, amend or terminate any form of compensation for TI's executive officers. The compensation committee reviews all activity of the special committee.

Governance and Stockholder Relations committee

All members of the GSR committee are independent. From April 23, 2020 to April 26, 2023, the committee members were Mr. Kirk (chair), Mr. Bluedorn and Mr. Sanchez. Since April 27, 2023, the committee members have been Mr. Bluedorn (chair), Ms. Patsley and Mr. Sanchez. The GSR committee is generally responsible for:

- Making recommendations to the board regarding:
  - The development and revision of our corporate governance principles.
  - The size, composition and functioning of the board and board committees.
  - Candidates to fill board positions.
  - Nominees to be designated for election as directors.
  - Compensation of board members.
  - Organization and responsibilities of board committees.
  - Succession planning by the company.
  - Issues of potential conflicts of interest involving a board member raised under TI's conflict of interest policy.
  - Election of executive officers of the company.
  - Topics affecting the relationship between the company and stockholders.
  - Public issues likely to affect the company.

- ◦ Responses to proposals submitted by stockholders.
- • Reviewing:
  - ◦ Contribution policies of the company and the TI Foundation.
  - ◦ Scope of activities of the company's political action committee.
  - ◦ Revisions to TI's code of conduct.
- • Electing officers of the company other than the executive officers.
- • Overseeing an annual evaluation of the board and the committee.

The GSR committee met six times in 2023. The GSR committee holds regularly scheduled meetings and reports its activities to the board.

Board evaluation process

The board recognizes that a robust and constructive evaluation process is an essential part of good corporate governance and board effectiveness. The board and committee annual evaluation processes are designed to assess board and committee effectiveness, as well as individual director performance and contribution levels. The results of the evaluations are part of the GSR committee's and the board's consideration in connection with their review of director nominees to ensure the board continues to operate effectively.

Annually, each of our directors completes comprehensive board and committee questionnaires. Each committee oversees its own evaluation process, and the GSR committee also oversees the board evaluation process. The questionnaires and ongoing feedback from individual directors facilitate a candid assessment of (i) the board and committees' oversight of risk, strategy and operations; (ii) the board's culture, leadership structure and mix of director skills, qualifications and experiences; and (iii) board and committee meeting mechanics. Our directors are willing to have honest and difficult conversations as needed during the evaluation and nomination process.

Board leadership structure

The board's current leadership entails an executive chairman (former CEO) and a lead director who presides at executive sessions and performs the duties listed below. The board believes that this structure, combined with its other practices (such as (i) including on each board agenda an opportunity for the independent directors to comment on and influence the proposed strategic agenda for future meetings and (ii) holding an executive session of the independent directors at each board meeting), allows it to maintain the active engagement of independent directors and appropriate oversight of management.

The lead director is elected by the independent directors annually. The independent directors have elected Ms. Patsley to serve as lead director. The duties of the lead director are to:

- • Preside at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors;
- • Serve as liaison between the chairman and the independent directors;
- • Approve information sent to the board;
- • Approve meeting agendas for the board;
- • Approve meeting schedules to assure that there is sufficient time for discussion of all agenda items; and
- • If requested by major shareholders, ensure that he or she is available for consultation and direct communication.

In addition, the lead director has authority to call meetings of the independent directors.

The board, led by its GSR committee, regularly reviews the board's leadership structure. The board's consideration is guided by two questions: Would stockholders be better served, and would the board be more effective with a different structure? The board's views are informed by a review of the practices of other companies and insight into the preferences of top stockholders, as gathered from face-to-face dialogue and review of published guidelines. The board also considers how board roles and interactions would change if its leadership structure changed. The board's goal is for each director to have an equal stake in the board's actions and equal accountability to the company and its stockholders.

The board continues to believe that there is no uniform solution for a board leadership structure. Indeed, the company has had varying board leadership models over its history, at times separating the positions of chairman and CEO and at times combining the two and utilizing a lead director.

Risk oversight by the board

It is management's responsibility to assess and manage the various risks TI faces. It is the board's responsibility to oversee management in this effort. In exercising its oversight, the board has allocated some areas of focus to its committees and has retained areas of focus for itself, as more fully described below.

Management generally views the risks TI faces as falling into the following categories: strategic, operational, financial and compliance. The board as a whole has oversight responsibility for the company's strategic and operational risks (e.g., major initiatives, competitive markets and products, sales and marketing, R&D and cybersecurity). Throughout the year the CEO discusses these risks with the board. Additionally, at least once each year, the company's chief information officer provides information on the cybersecurity risks and the company's approach to protecting the company's data and systems infrastructure to the board or audit committee. In the event of a material cybersecurity event, management would notify the board and, in compliance with our procedures, determine the timing and extent of the response and public disclosure and whether any future vulnerabilities are expected.

TI's audit committee has oversight responsibility for financial risk (such as accounting, finance, internal controls and tax strategy). Oversight responsibility for compliance risk is shared by the board committees. For example, the audit committee oversees compliance with the company's code of conduct and finance- and accounting-related laws and policies, as well as the company's compliance program itself; the compensation committee oversees compliance with the company's executive compensation plans and related laws and policies; and the GSR committee oversees compliance with governance-related laws and policies, including the company's corporate governance guidelines.

The audit committee oversees the company's approach to risk management as a whole, including cybersecurity and environmental-related risks. The company's chief financial officer (CFO) reviews the company's risk management process with the audit committee at least annually. In addition, the company's chief information officer reviews the company's information technology systems with the audit committee periodically and includes a discussion of key cybersecurity risks as appropriate.

The board's leadership structure is consistent with the board and committees' roles in risk oversight. As discussed above, the board has found that its current structure and practices are effective in fully engaging the independent directors. Allocating various aspects of risk oversight among the committees provides for similar engagement. Having the CEO review strategic and operational risks with the board ensures that the director most knowledgeable about the company, the industry in which it operates and the competition and other challenges it faces shares those insights with the board, providing for a thorough and efficient process.

Board oversight of environmental, social and governance (ESG) matters

Management implements ESG-related policies and practices under the board's oversight, including by (i) establishing broad policies for guidance of the organization, such as those contained in the document "Living our Values: TI's ambitions, values and code of conduct," which was approved by the board; (ii) implementing those policies by delegation of authority and assigning responsibility to board committees, the chief executive officer, and other officers or employees as appropriate; and (iii) monitoring and evaluating performance to assure that the stated policies are being followed.

Where ESG-related issues may have significance for TI, these matters are reviewed in the relevant committee. We believe this approach ensures that ESG issues are overseen by the committee with the appropriate focus. For example, climate-related issues are reviewed with the audit committee by the vice president of worldwide environmental, safety and health. The GSR committee also oversees ESG matters in connection with its responsibility to review public issues of interest to company stakeholders. Management also provides updates to the GSR committee at least annually on shareholder policies and proposals regarding ESG matters that are relevant to the company.

Proposal to approve the Texas Instruments 2024 Long-Term Incentive Plan

The board asks stockholders to approve the Texas Instruments 2024 Long-Term Incentive Plan (the "2024 Plan"). Upon recommendation of the compensation committee, the board of directors adopted the 2024 Plan on January 18, 2024, subject to stockholder approval, to replace the Texas Instruments 2009 Long-Term Incentive Plan, as amended effective April 21, 2016 (the "2009 Plan"), which expires by its terms in April 2026. If approved by stockholders, the 2024 Plan will become effective on the date of the annual meeting (the "Effective Date") and replace the 2009 Plan for all future equity grants. As of February 5, 2024, there were 19,397,411 shares available for grant under the 2009 Plan. No further awards would be granted pursuant to the 2009 Plan on or after the Effective Date. Awards previously granted under the 2009 Plan would be unaffected by the adoption of the 2024 Plan, and they would remain outstanding under the terms pursuant to which they were previously granted. If stockholders do not approve the 2024 Plan, the 2024 Plan will not be implemented and the 2009 Plan will remain in effect until its expiration date, and we may continue to grant awards under the 2009 Plan until then, to the extent shares remain available for grant thereunder.

We consider our long-term incentive plan a vital element of our employee compensation program and we believe that the continued ability to grant awards at competitive levels is in the best interest of the company and stockholders. The 2024 Plan is intended to enhance the company's ability to attract and retain qualified individuals as employees and encourage them to acquire a proprietary interest in the growth and performance of the company, thereby aligning the interests of our employees with those of our stockholders. The 2024 Plan will be the only active plan under which we may grant equity awards to employees.

The 2024 Plan reflects responsible equity compensation practices that are consistent with the interests of our stockholders, including the following:

- *No "evergreen" provision* – The 2024 Plan provides a specific maximum share limitation and does not provide for an annual or automatic increase in the 2024 Plan's share. Stockholder approval is required to increase the share reserve.
- *No liberal share counting provision* – Shares tendered by grantees to pay the exercise price of a stock option or stock appreciation right ("SAR") or satisfy tax obligations are not added back into the share reserve.
- *No liberal change in control definition* – The 2024 Plan's definition of "change in control" is not considered "liberal." As an example, mergers or consolidations are required to be consummated (with existing stockholders owning less than 50% of voting power after the transaction), rather than merely approved by stockholders. Likewise, the definition does not include the mere commencement or announcement of a tender or exchange offer for company common stock or a change in less than half of the board.
- *No automatic grants* – The 2024 Plan does not provide for automatic grants to any individual.
- *No discounted stock options or SARs* – The exercise price of stock options and SARs shall be no lower than the fair market value of shares on the date of grant (other than substitute awards if we assume or replace outstanding awards granted by a company that we acquire).
- *No repricing of stock options or SARs* – No repricing of stock options or SARs is permitted, except to adjust the exercise price due to a stock split, corporate restructuring or similar event.
- *Double-trigger change-in-control terms* – Awards are generally subject to double-trigger change-in-control terms, under which full vesting of the award would be triggered not by a change in control of the company, but rather by employment termination if it occurred within 24 months after such event.
- *No tax gross-ups* – The 2024 Plan does not provide for tax gross-ups to any individual, whether in connection with a change in control or otherwise.
- *Administration* – The 2024 Plan is administered by the board or, to the extent designated by the board, the compensation committee, which is comprised solely of independent, non-employee directors.
- *Certain awards are subject to clawback policy* – The 2024 Plan provides that the board has the authority upon the occurrence of specified events to cancel certain awards and require reimbursement of any payments and benefits with respect to previous awards granted to any current or former executive officer.

Dilution and historical share usage

The company issued approximately 15,000,000 shares under its employee equity incentive plans over the last three fiscal years. The only active plan for granting equity awards to employees during this period was the 2009 Plan. In setting the proposed number of shares reserved and issuable under the 2024 Plan, the board and compensation committee considered several factors, including the company's net annual dilution, burn rate and overhang.

The table below summarizes the company's equity grant practices during the three most recent fiscal years.

Metric	2023	2022	2021	Three-Year Average
Dilution (1)	0.5%	0.6%	0.3%	0.5%
Burn rate (2)	0.6%	0.6%	0.4%	0.5%
Overhang (3)	6.4%	6.9%	7.2%	6.8%

(1) Calculated by dividing (a) the number of share underlying awards granted to all grantees during the year, minus award cancellations and forfeitures during the year, by (b) the number of shares outstanding at year-end.

(2) Calculated by dividing (a) the number of shares underlying awards granted to all grantees during the year, by (b) the number of shares outstanding at year-end.

(3) Calculated by dividing the sum of (a) the number of shares underlying outstanding awards and (b) shares available for future awards, by (c) the number of shares outstanding, in each case at year-end.

Outstanding awards

The table below summarizes information concerning outstanding awards under the below plans as of December 31, 2023.

Metric	2009 Plan (3)	Director Plan (4)	All Other Plans (5)	Total
Shares underlying outstanding stock options (1)	25,510,887	139,472	120,913	25,771,272
Shares underlying outstanding restricted stock units (2)	5,021,967	46,013	251,843	5,319,823
Total shares underlying outstanding awards	30,532,854	185,485	372,756	31,091,095

Weighted average exercise price of all outstanding stock options: $119.60

Weighted average remaining contractual life of all outstanding stock options: 5.3

(1) The company has granted no SARs.

(2) The company has no restricted stock awards outstanding. All outstanding full-value awards are restricted stock units.

(3) As of December 31, 2023, 25,296,767 shares remained available for issuance under the 2009 Plan.

(4) As of December 31, 2023, 1,786,785 shares remained available for issuance under the Director Plan.

(5) Consists of the Texas Instruments Long-Term Incentive Plan, the Texas Instruments 2003 Director Compensation Plan and the Texas Instruments 2009 Director Compensation Plan. Each of these plans is closed to future granting activity. This does not include the TI Employees 2014 Stock Purchase Plan.

The table below summarizes information concerning outstanding awards under the below plans as of February 5, 2024.

Metric	2009 Plan (3)	Director Plan (4)	All Other Plans (5)	Total
Shares underlying outstanding stock options (1)	29,298,731	169,154	120,913	29,588,798
Shares underlying outstanding restricted stock units (2)	5,424,522	47,511	251,843	5,723,876
Total shares underlying outstanding awards	34,723,253	216,665	372,756	35,312,674

Weighted average exercise price of all outstanding stock options: $119.60

Weighted average remaining contractual life of all outstanding stock options: 5.3

(1)   The company has granted no SARs.

(2)   The company has no restricted stock awards outstanding. All outstanding full-value awards are restricted stock units.

(3)   As of February 5, 2024, 19,397,411 shares remain available for issuance under the 2009 Plan.

(4)   As of February 5, 2024, 1,749,265 shares remain available for issuance under the Director Plan.

(5)   Consists of the Texas Instruments Long-Term Incentive Plan, the Texas Instruments 2003 Director Compensation Plan and the Texas Instruments 2009 Director Compensation Plan. Each of these plans is closed to future granting activity. This does not include the TI Employees 2014 Stock Purchase Plan.

Key features of the 2024 Plan

The full text of the proposed 2024 Plan is set forth in Appendix A to this proxy statement. The principal features of the 2024 Plan are summarized below. The description below is qualified in its entirety by reference to the text of the 2024 Plan.

Administration

The 2024 Plan will be administered by a committee of the board designated by the board (the "Committee"). As of the Effective Date, the board intends to designate the compensation committee to administer the 2024 Plan. The Committee will determine grantees, the types of awards to be granted and the applicable terms, provisions and restrictions of such awards. The Committee will also have, among other powers, the power to interpret and construe any provision of the 2024 Plan, adopt rules and regulations for administering the 2024 Plan and perform other acts relating to the 2024 Plan, including, at the Committee's discretion, the delegation of any administrative responsibilities. Decisions of the Committee will be final and binding on all parties.

Types of awards

The 2024 Plan provides for the grant of the same types of awards as the 2009 Plan (i) stock options, (ii) SARs, (iii) restricted stock and restricted stock units, (iv) performance units and (iv) other stock-based awards.

- *Stock options* – Stock options are rights to purchase shares of common stock at a price and during a period determined by the Committee. The exercise price of an option will not be less than the fair market value of the common stock on the date of the option grant. Options generally expire no later than 10 years after the date of grant except that the Committee may provide for a longer term to comply with local law.
- *Stock appreciation rights* – A SAR entitled a participant to receive, upon exercise, an amount equal to the excess of (i) the fair market value of one share of common stock on the date of exercise (or any date or dates during a specified period before the date of exercise) over (ii) the grant price of the SAR on the date

of grant. SARs generally expire no later than 10 years after the date of grant except that the Committee may provide for a longer term to comply with local law.

- *Restricted stock and restricted stock units* – Restricted stock is any share of common stock issued with the restrictions that the Committee, in its sole discretion, may impose. Restricted Stock Units ("RSUs") represent the right to receive shares of common stock in the future, with the right to future delivery of the shares also subject to restrictions that the Committee, in its sole discretion, may impose. Restrictions on restricted stock and RSUs may lapse separately or in combination at such times, in installments or otherwise, as the Committee deems appropriate.

- *Performance units* – The 2024 Plan authorizes the grant of awards in the form of performance units, denominated or payable in cash, shares, or other awards provided under the 2024 Plan, which are payable or exercisable by the holder of such performance unit, in whole or in part, upon the achievement of such performance goals during such performance period as determined by the Committee in its sole discretion.

- *Other stock-based awards* – The 2024 Plan authorizes the grant of awards in the form of stock-based awards, as valued in whole or in part by reference to or otherwise based on common stock of the company, and as deemed to be consistent with the purposes of the 2024 Plan. The Committee will determine the terms and conditions of such awards.

Any awards under the 2024 Plan may, but need not, be subject to the satisfaction of one or more performance goals. Awards will be made subject to one or more performance goals if the Committee determines that such awards are in the best interest of the company and its stockholders.

Share reserve

Under the 2024 Plan, the number of shares of common stock available for issuance will be 33,000,000 shares, subject to adjustment by the Committee for stock splits, recapitalization, dividend or other distribution, reorganization and other corporate events or transactions as set forth in the 2024 Plan, plus any shares under awards granted under the 2009 Plan that expire or are forfeited or cancelled. For any awards granted under 2009 Plan after February 5, 2024 and prior to the Effective Date, we will reduce the initial share reserve under the 2024 Plan on a share per share basis. Shares underlying awards that the company makes in assumption of, or in substitution for, awards previously granted by a company that the company acquires ("Substitute Awards") will not count against the shares authorized for issuance under the 2024 Plan.

If our stockholders approve the 2024 Plan, we will file with the U.S. Securities Exchange Commission a registration statement on Form S-8, as soon as reasonably practicable after the approval, to register the shares available for issuance under the 2024 Plan.

Exercise price

Except in the case of Substitute Awards and except as a result of a corporate adjustment event described above, stock options, SARs and similar stock-based awards under the 2024 Plan with an exercise or purchase price will not have an exercise or a purchase price (or equivalent) of less than 100% of the fair market value of the stock on the date the Committee grants the stock option or award. Determinations of fair market value under the 2024 Plan are made in accordance with methods or procedures established by the Committee.

Eligibility and participation

Any employee of the company and its subsidiaries and affiliates, including any officer or employee-director, and any individual who provides services to the company or its subsidiaries and affiliates as an independent contractor will be eligible to receive awards under the 2024 Plan. Non-employee directors will not be eligible for awards under the 2024 Plan. As of February 5, 2024, the company had approximately 34,000 employees who are eligible to be considered for awards under the 2024 Plan, including officers and employee-directors. The company may also grant awards to any individual who provides services to the company as an independent contractor. The basis for participation in the 2024 Plan is the Committee's decision, in its sole discretion, that an award to an eligible participant will further the 2024 Plan's purposes of enhancing the ability of the company to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of the company.

Term, amendment and termination

The 2024 Plan will become effective on the Effective Date and will terminate on the 10th anniversary of the Effective Date, subject to any extension that may be approved by the board and the stockholders prior to or on such date. No award may be made under the 2024 Plan after its termination date. The board may amend or terminate the 2024 Plan at any time and for any reason, provided that any such amendment or termination will be subject to stockholder approval to the extent required by applicable laws, regulations or rules. No action by the board regarding amendment or termination of the 2024 Plan may materially adversely affect the rights of any participants under any outstanding awards under the 2024 Plan without the consent of the affected participant, unless the board determines that such action is necessary or desirable to facilitate compliance with applicable laws, rules or regulations.

Change in control

If a grantee is involuntarily terminated from employment with the company within 24 months after a change in control of the company, then unless specifically provided to the contrary in the award agreement or otherwise determined by the Committee, (i) awards held by the grantee will become fully vested and exercisable and any restrictions applicable to the awards will lapse and (ii) to the extent permitted without additional tax or penalty by Section 409A of the Code (defined below), the shares underlying restricted stock units will be issued as soon as practicable after the grantee's involuntary termination (or if additional tax or penalty would apply to accelerated issuance, the shares will not be issued until the issuance date specified in the award agreement).

Recoupment/Clawback

Awards granted under the 2024 Plan will be subject to any provisions of applicable law providing for the recoupment or clawback of incentive compensation, such as provisions imposed pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, the terms of any company recoupment, clawback or similar policy in effect at the time of grant of the award and any recoupment, clawback or similar provisions that may be included in the applicable award agreement. The company's clawback policy requires that any incentive compensation paid to any current or former executive officer is subject to clawback if the incentive compensation was calculated based on financial statements that were required to be restated due to material noncompliance with financial reporting requirements and that such noncompliance resulted in overpayment of the incentive compensation within the three fiscal years preceding the date the restatement was required. Any incentive compensation that the executive should not have received if the financial statements that were required to be restated due to material noncompliance with financial reporting requirements had been reported properly is subject to clawback. In addition, the company may determine whether and to what extent additional recoupment of any executive compensation is appropriate, including with respect to fraud or willful misconduct. The company's clawback policy does not limit the ability of the company to pursue forfeiture or reclaim payments under other legal rights.

New plan benefits

A new plan benefits table for the 2024 Plan and the benefits or amounts that would have been received by or allocated to participants for the last completed year under the 2024 Plan if the 2024 Plan was then in effect, as described in the federal proxy rules, are not provided because all awards under the 2024 Plan may be made at the discretion of the Committee, and any awards that may be made and any benefits and amounts that may be received or allocated under the 2024 Plan in the future are not determinable at this time. As of the date of this proxy statement, no awards have been granted under the 2024 Plan. Please refer to the Summary Compensation Table for the preceding fiscal year in this proxy statement which sets forth certain information regarding awards granted to our named executive officers during the preceding fiscal year.

Tax matters

The following summary is limited to the U.S. federal tax laws. It does not include the tax laws of any municipality, state or foreign country in which the participant resides.

Stock options

Counsel for the company has advised that a participant will recognize no income under the Internal Revenue Code, as amended (the "Code") upon the receipt of any stock option award. In the case of an incentive stock option, if a participant exercises the stock option during or within three months of employment and does not dispose of the shares within two years of the date of grant or one year after the transfer of the shares to the participant, the participant will be entitled for federal income tax purposes to treat any profit which may be recognized upon the disposition of the shares as a long-term capital gain. In contrast, a participant who receives a stock option under the 2024 Plan that is not an incentive stock option or who does not comply with the conditions noted above will generally recognize ordinary income at the time of exercise in the amount of the excess, if any, of the fair market value of the stock on the date of exercise over the stock option price. Such ordinary income generally is subject to withholding of income and employment taxes. The company should be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income, if any, recognized by a participant who (i) exercises a stock option that is not an incentive stock option, or (ii) disposes of stock that was acquired pursuant to the exercise of an incentive stock option prior to the end of the required holding period described above, except to the extent such tax deduction is limited by applicable provisions of the Code. In the case of incentive stock options, any excess of the fair market value of the stock at the time of exercise over the stock option price would be an item of income for purposes of the participant's alternative minimum tax.

Stock appreciation rights

Counsel for the company has advised that a participant will recognize no income under the Code upon the receipt of a stock appreciation right. Upon receipt of shares pursuant to the exercise of a stock appreciation right, participants will recognize ordinary income in the year of receipt in an amount equal to the fair market value of any shares received. Such ordinary income generally is subject to withholding of income and employment taxes. The company should be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Restricted stock units and stock-based awards

Counsel for the company has advised that a participant will recognize no income under the Code upon the receipt of an unvested restricted stock unit award or stock-based award. Upon the settlement of a restricted stock unit or stock-based award, participants will recognize ordinary income in the year of receipt in an amount equal to the fair market value of any shares received. Such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the date of settlement, will be taxed as capital gain or loss. The company should be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

The board of directors recommends a vote For the Texas Instruments 2024 Long-Term Incentive Plan.

Director compensation

The GSR committee has responsibility for reviewing and making recommendations to the board on compensation for non-employee directors, with the board making the final determination. The committee has no authority to delegate its responsibility regarding director compensation. In carrying out this responsibility, it is supported by TI's Human Resources organization. The CEO, the senior vice president responsible for Human Resources and the Secretary review the recommendations made to the committee. The CEO also votes, as a member of the board, on the compensation of non-employee directors.

The compensation arrangements in 2023 for the non-employee directors were:

- Annual retainer of $110,000 for board and committee service.
- Additional annual retainer of $40,000 for service as the lead director.

- Additional annual retainer of $35,000 for service as chair of the audit committee; $25,000 for service as chair of the compensation committee; and $20,000 for service as chair of the GSR committee.

- Annual grant of a 10-year option to purchase TI common stock pursuant to the terms of the Texas Instruments 2018 Director Compensation Plan (Director Plan), which was approved by stockholders in April 2018. The grant date value is approximately $100,000, determined using a Black-Scholes option-pricing model (subject to the board's ability to adjust the grant downward). These non-qualified options become exercisable in four equal annual installments beginning on the first anniversary of the grant and also will become fully exercisable in the event of termination of service following a change in control (as defined in the Director Plan) of TI. If a director's service terminates due to death, disability or ineligibility to stand for re-election under the company's by-laws, or after the director has completed eight years of service, then all outstanding options held by the director shall continue to become exercisable in accordance with their terms. If a director's service terminates for any other reason, all outstanding options held by the director shall be exercisable for 30 days after the date of termination, but only to the extent such options were exercisable on the date of termination.

- Annual grant of restricted stock units pursuant to the Director Plan with a grant date value of $100,000 (subject to the board's ability to adjust the grant downward). The restricted stock units vest on the fourth anniversary of their date of grant and upon a change in control as defined in the Director Plan. If a director is not a member of the board on the fourth anniversary of the grant, restricted stock units will nonetheless settle (i.e., the shares will issue) on such anniversary date if the director has completed eight years of service prior to termination or the director's termination was due to death, disability or ineligibility to stand for re-election under the company's by-laws. The director may defer settlement of the restricted stock units at his or her election. Upon settlement, the director will receive one share of TI common stock for each restricted stock unit. Dividend equivalents are paid on the restricted stock units at the same rate as dividends on TI common stock. The director may defer receipt of dividend equivalents.

- $1,000 per day compensation for other activities designated by the chairman.

- A one-time grant of restricted stock units with a grant date value of approximately $200,000 upon a director's initial election to the board.

The board has determined that annual grants of equity compensation to non-employee directors will be timed to occur in January when grants are made to our U.S. employees in connection with the annual compensation review process. See "Process for equity grants" for a discussion regarding the timing of equity compensation grants.

It is against TI policy for any employee, including an executive officer, or director to engage in trading in "puts" (options to sell at a fixed price), "calls" (similar options to buy) or other options or hedging techniques on TI stock specifically designed to limit losses on TI stock or equity compensation held by the employee or director. It is also against TI policy for directors and executive officers to pledge TI stock.

Directors are not paid a fee for meeting attendance, but we reimburse non-employee directors for their travel, lodging and related expenses incurred in connection with attending board, committee and stockholders meetings and other designated events. In addition, non-employee directors may travel on company aircraft to and from these meetings and other designated events.

Under the Director Plan, some directors have chosen to defer all or part of their cash compensation. These deferred amounts are credited to either a cash account or stock unit account. Cash accounts earn interest from TI at a rate currently based on Moody's Seasoned Aaa Corporate Bonds. For 2023, that rate was 4.91%. Stock unit accounts fluctuate in value with the underlying shares of TI common stock, which will be issued after the deferral period. Dividend equivalents are paid on these stock units. Directors may also defer settlement of the restricted stock units they receive.

We have arrangements with certain customers whereby our employees may purchase consumer products containing TI components at discounted pricing. In addition, the TI Foundation has a matching gift program. In both cases, directors are entitled to participate on the same terms and conditions available to employees.

Non-employee directors are not eligible to participate in any TI-sponsored pension plan.

2023 director compensation

The following table shows the compensation of all persons who were non-employee members of the board during 2023 for services in all capacities to TI in 2023.

Name (1)	Fees Earned or Paid in Cash (4)	Stock Awards (5)	Option Awards (6)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-qualified Deferred Compensation Earnings (7)	All Other Compensation (8)	Total
Mark A. Blinn	$110,000	$ 99,933	$ 99,985	—	—	$ 3,040	$ 312,958
Todd M. Bluedorn	$123,333	$ 99,933	$ 99,985	—	—	$ 20,040	$ 343,291
Janet F. Clark	$145,000	$ 99,933	$ 99,985	—	—	$ 30,040	$ 374,958
Carrie S. Cox	$110,000	$ 99,933	$ 99,985	—	$ 12,311	$ 25,040	$ 347,269
Martin S. Craighead	$126,667	$ 99,933	$ 99,985	—	—	$ 25,040	$ 351,625
Curtis C. Farmer (2)	$ 82,500	$199,998	—	—	—	$ 40	$ 282,538
Jean M. Hobby	$110,000	$ 99,933	$ 99,985	—	—	$ 40	$ 309,958
Michael D. Hsu (3)	$ 36,667	$ 99,933	$ 99,985	—	—	$ 40	$ 236,625
Ronald Kirk	$116,667	$ 99,933	$ 99,985	—	—	$ 40	$ 316,625
Pamela H. Patsley	$158,333	$ 99,933	$ 99,985	—	—	$ 30,040	$ 388,291
Robert E. Sanchez	$110,000	$ 99,933	$ 99,985	—	—	$ 30,040	$ 339,958

(1) Dr. DesRoches was elected to the board effective March 1, 2024, and accordingly received no compensation for services as a TI director in 2023.

(2) Mr. Farmer was elected to the board effective April 1, 2023.

(3) Mr. Hsu served on the board until April 27, 2023. Upon his departure, the equity awards granted in 2023 were forfeited.

(4) Includes amounts deferred at the director's election.

(5) Shown is the aggregate grant date fair value of restricted stock units granted in 2023 calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification™ Topic 718, Compensation-Stock Compensation (ASC 718). The assumptions used for purposes of calculating the grant date fair value are described in Note 3 to the financial statements contained in Item 8 ("Note 3 to the 2023 financial statements") in TI's annual report on Form 10-K for the year ended December 31, 2023. Each restricted stock unit represents the right to receive one share of TI common stock. For restricted stock units granted prior to 2007, shares are issued at the time of mandatory retirement from the board (age 75) or upon the earlier of termination of service from the board after completing eight years of service or death or disability. For information regarding share issuances under restricted stock units granted after 2006, see the discussion on page 50.

The table below shows the aggregate number of shares underlying outstanding restricted stock units held by the named individuals as of December 31, 2023.

Name	RSUs (Shares)
Mark A. Blinn	11,773
Todd M. Bluedorn	2,502
Janet F. Clark	9,516
Carrie S. Cox	32,662
Martin S. Craighead	2,502
Curtis C. Farmer	1,086
Jean M. Hobby	2,502
Michael D. Hsu	—
Ronald Kirk	2,502
Pamela H. Patsley	4,502
Robert E. Sanchez	9,369

(6)   Shown is the aggregate grant date fair value of options granted in 2023 calculated in accordance with ASC 718. The discussion of the assumptions used for purposes of calculating the grant date fair value appears in Note 3 to the 2023 financial statements. The terms of these options are as set forth on page 25. The table below shows the aggregate number of shares underlying outstanding stock options held by the named individuals as of December 31, 2023.

Name	Options (Shares)
Mark A. Blinn	8,106
Todd M. Bluedorn	19,877
Janet F. Clark	25,942
Carrie. S. Cox	19,877
Martin S. Craighead	15,571
Curtis C. Farmer	—
Jean M. Hobby	25,942
Michael D. Hsu	—
Ronald Kirk	46,471
Pamela H. Patsley	35,932
Robert E. Sanchez	46,471

(7)   SEC rules require the disclosure of earnings on deferred compensation to the extent that the interest rate exceeds a specified rate (Federal Rate), which is 120% of the applicable federal long-term interest rate with compounding. Under the terms of the Director Plan, deferred compensation cash amounts earn interest at a rate based on Moody's Seasoned Aaa Corporate Bonds. For 2023, this interest rate exceeded the Federal Rate by 1.20 percentage points. Shown is the amount of interest earned on the directors' deferred compensation accounts that was in excess of the Federal Rate.

(8)   Consists of (i) the annual cost ($40 per director) of premiums for travel and accident insurance policies and (ii) contributions under the TI Foundation matching gift program of $3,000 for Mr. Blinn, $20,000 for Mr. Bluedorn, $30,000 for Ms. Clark, $25,000 for Ms. Cox, $25,000 for Mr. Craighead, $30,000 for Ms. Patsley and $30,000 for Mr. Sanchez.

Executive compensation

We are providing shareholders the opportunity to cast advisory votes on named executive officer compensation as required by Section 14A of the Securities Exchange Act.

Proposal regarding advisory approval of the company's executive compensation

The "named executive officers" are the chief executive officer, the chief financial officer and the three other most highly compensated executive officers, as named in the compensation tables on pages 45-58.

We ask shareholders to approve the following resolution:

> RESOLVED, that the compensation paid to the company's named executive officers, as disclosed in this proxy statement pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, compensation tables and narrative discussion on pages 29-58 of this proxy statement, is hereby approved.

We encourage shareholders to review the Compensation Discussion and Analysis section of the proxy statement, which follows. It discusses our executive compensation policies and programs and explains the compensation decisions relating to the named executive officers for 2023. We believe that the policies and programs serve the interests of our shareholders and that the compensation received by the named executive officers is commensurate with the performance and strategic position of the company.

Although the outcome of this annual vote is not binding on the company or the board, the compensation committee of the board will consider it when setting future compensation for the executive officers.

The board of directors recommends a vote For the annual resolution approving the named executive officer compensation for 2023, as disclosed in this proxy statement.

Compensation discussion and analysis

This section describes TI's compensation program for executive officers. It will provide insight into the following:

- The elements of the 2023 compensation program, why we selected them and how they relate to one another; and
- How we determined the amount of compensation for 2023.

The executive officers of the company have the broadest job responsibilities and policy-making authority in the company. We hold them accountable for the company's performance and for maintaining a culture of strong ethics and compliance. Details of compensation for both individuals who served as CEO during 2023, our CFO and the three other highest paid individuals who were executive officers in 2023 (collectively called the "named executive officers" (NEOs)) can be found in the tables following the compensation committee report.

Executive summary

- **TI's compensation program is structured to pay for performance and deliver rewards that encourage executives to think and act in both the short- and long-term interests of our shareholders. The majority of total compensation for our executives each year comes in the form of variable cash and equity compensation. Variable cash is tied to the short-term performance of the company, and the value of equity is tied to the long-term performance of the company. We believe our compensation program holds our executive officers accountable for the financial and competitive performance of TI.**
- Haviv Ilan was elected president and chief executive officer, effective April 1, 2023, succeeding Rich Templeton, who continued in his role as chairman of the board.
- The compensation committee assesses TI's results using quantitative and qualitative measures on an absolute and relative basis, as well as TI's strategic progress. For 2023, TI's operating profit margin remained positive and above median relative to Semiconductor Peers (as defined below in "Analysis of compensation determinations – Bonus"). Revenue declined, and relative performance was below median. TSR was positive on an absolute basis, but below median relative to Semiconductor Peers. In addition to these year-on-year results, the committee determined that the company continued to strengthen its strategic position, which will benefit the company and drive value for shareholders for the long term. This strategic progress includes continued investments to extend the company's manufacturing advantage to support

future revenue growth and provide customers with geopolitically dependable, low-cost 300mm capacity at scale.

• Based on this year's performance assessment, the compensation committee determined executive bonuses payable in February 2024 should be down 10% year-on-year.

	2023 Absolute Performance	2023 Relative Performance *
Revenue Growth: Total TI	-12.5%	Below median
Profit from Operations as a % of Revenue (Operating Profit Margin)	41.8%	Above median
Total Shareholder Return (TSR)	6.4%	Below median
Assessment of Strategic Progress	Strengthened strategic position in 2023	

* Relative to Semiconductor Peers; includes estimates and projections of certain peer companies' financial results. See "Analysis of compensation determinations – Bonus – Assessment of 2023 performance" for details of the compensation committee's assessment of TI's performance. (It is important to note that the median growth rate of Semiconductor Peers includes the benefit of acquisitions, whereas TI's growth rate is entirely organic.)

• TI targets annual equity grants to executives at market median. Recognizing an increase in equity values among the Comparator Group in 2022, the compensation committee approved an increase in the equity values granted to TI executives in January 2023, reflecting an effort to align with the projected market range for similarly situated executives in our Comparator Group.

• 2023 compensation decisions for Mr. Ilan, the current CEO:

  ◦ Base salary was increased by 5.5%, effective February 1, 2023, for Mr. Ilan's role as chief operating officer (COO). His annual base salary was then revised to $1,150,000, effective April 1, 2023, with his appointment as CEO.

  ◦ For the 2023 performance year, the committee awarded Mr. Ilan a $2.5 million performance bonus paid in February 2024. The committee determined Mr. Ilan's bonus by assessing the competitive market range of bonuses for similarly situated CEOs in the Comparator Group, pro-rated for time served as CEO and reduced by 10% to reflect the company's 2023 relative performance result.

  ◦ In January 2023, Mr. Ilan was awarded an equity award with a grant date fair value of $12 million commensurate with his role as COO during the 2022 performance year.

• Our executive compensation program is designed to encourage executive officers to pursue strategies that serve the long-term interests of the company and shareholders, and not to promote excessive risk-taking by our executives. It is built on a foundation of sound corporate governance and includes:

  ◦ Executive officers do not have employment contracts and are not guaranteed salary increases, bonus amounts or awards of equity compensation.

  ◦ We have never repriced stock options. We do not grant reload options. We grant equity compensation with double-trigger change in control terms, which accelerate the vesting of grants only if the grantee has been terminated involuntarily within a limited time after a change in control of the company.

  ◦ Bonus and equity compensation awards are subject to clawback as described under "Recoupment policy" below.

  ◦ We do not provide excessive perquisites. We provide no tax gross-ups for perquisites.

  ◦ We do not guarantee a return or provide above-market returns on compensation that has been deferred.

  ◦ Pension benefits are calculated on salary and bonus only; the proceeds earned on equity or other performance awards are not part of the pension calculation.

Detailed discussion

Compensation philosophy and elements

For years, we have run our business and invested in our people and communities with three overarching ambitions in mind. First, we will act like owners who will own the company for decades. Second, we will adapt and succeed in a world that is ever changing. And third, we will be a company that we are personally proud to be a part of and that we would want as our neighbor. When we are successful in achieving these ambitions, our employees, customers, communities and shareholders all win. Central to our ambitions, which are the foundation of our approach to environmental, social and governance (ESG) and sustainability, is a belief that in order for all stakeholders to benefit, the company must grow stronger over the long term. Our compensation program is structured with these ambitions in mind.

The compensation committee of TI's board of directors is responsible for setting the compensation of all TI executive officers. The committee consults with the other independent directors and its compensation consultant, Pearl Meyer, before setting annual compensation for the executives. The committee chair regularly reports on committee actions at board meetings.

In assessing performance and compensation decisions, the committee does not use formulas, thresholds or multiples. Because market conditions can quickly change in our industry, thresholds established at the beginning of a year could prove irrelevant by year-end. The committee believes its holistic approach, which assesses the company's absolute and relative performance in hindsight after year-end (for the most recent one- and three-year periods), gives it the insight to most effectively and critically judge results and encourages executives to pursue strategies that serve the long-term interests of the company and its shareholders. It also promotes accuracy in our assessment and comparison to competition and eliminates the need for adjustments to formulas, targets or thresholds during times of uncertain market conditions.

The primary elements of our executive compensation program are as follows:

Near-term compensation, paid in cash

Base Salary

Purpose	Basic, least variable form of compensation, designed to provide a stable source of income.
Strategy	Generally, target market median, giving appropriate consideration to job scope and tenure, to attract and retain highly qualified executives.
Terms	Paid twice monthly.

Performance Bonus

Purpose	To motivate executives and reward them according to the company's relative and absolute performance and the executive's individual performance.
Strategy	Determined primarily on the basis of one-year and three-year company performance on certain measures (revenue growth percent, operating profit margin and total shareholder return[1]) as compared with peer companies and on our strategic progress. These factors have been chosen to reflect our near-term financial performance as well as our progress in building long-term shareholder value.
	The committee aims to pay total cash compensation (base salary, profit sharing and bonus) appropriately above median if company performance is above that of peer companies, and pay total cash compensation appropriately below the median if company performance is below peer companies.
	The committee does not rely on formulas or performance targets or thresholds. Instead, it uses its judgment based on its assessment of the factors described above.
Terms	Determined by the committee and paid in a single payment after the performance year.

---

[1] Total shareholder return refers to the percentage change in the value of a shareholder's investment in a company over the relevant time period, as determined by dividends paid and the change in the company's share price during the period. See notes to the performance summary table under "Analysis of compensation determinations – Bonus."

Profit Sharing

Purpose	Broad-based program designed to emphasize that each employee contributes to the company's profitability and can share in it.
Strategy	Pay according to a formula that is the same for all employees to focus them on a company goal, and set pay-out potential at a level that will affect behavior. Profit sharing is paid in addition to any performance bonus awarded for the year.
	The formula is based on company-level annual operating profit margin. The formula was set by the TI board. The committee's practice has been not to adjust amounts earned under the formula.
Terms	Payable in a single cash payment shortly after the end of the performance year. As in recent years, profit sharing for 2023 was calculated as follows:

If operating profit margin was:

- Below 10%: no profit sharing
- At 10%: profit sharing = 2% of base salary
- Above 10%: profit sharing increases by 0.5% of base salary for each percentage point between 10% and 24%, and by 1% of base salary for each percentage point above 24%. The maximum profit sharing is 20% of base salary.

In 2023, TI delivered operating profit margin of 41.8%. As a result, all eligible employees, including executive officers, received profit sharing of 20% of base salary.

Long-term compensation, awarded in equity

Stock Options and Restricted Stock Units

Purpose	Alignment with shareholders; long-term focus; balance retention, particularly with respect to restricted stock units, and performance, particularly with respect to stock options which only have value when the value of the company increases (as measured by stock price).
Strategy	We grant a combination of non-qualified stock options and restricted stock units, generally targeted at the median level of equity compensation awarded to executives in similar positions within the Comparator Group. The committee does not rely on formulas or performance targets or thresholds. Restricted stock units have a four-year cliff vest schedule in order to support retention of our executives. Stock options, which only have value when the value of the company increases (as measured by stock price), enhance the performance-orientation of our executive compensation program. Both of these equity awards align with shareholder interests to drive the long-term performance of the company.
Terms	The terms and conditions of stock options and restricted stock units are summarized under "Outstanding equity awards at fiscal year-end 2023." The committee's grant procedures are described under "Process for equity grants."

Comparator group

The compensation committee considers the market level of compensation when setting the salary, bonuses and equity compensation of the executive officers. To estimate the market level of pay, the committee uses information provided by its compensation consultant and TI's Compensation and Benefits organization about compensation paid to executives in similar positions at a peer group of companies (the "Comparator Group").

The committee sets the Comparator Group and reviews it annually. In general, the Comparator Group companies (i) are U.S.-based, (ii) engage in the semiconductor business, other electronics or information technology activities or use sophisticated manufacturing processes, (iii) have executive positions comparable in complexity to those of TI and (iv) use forms of executive compensation comparable to TI's.

Shown in the table below is the Comparator Group used for the compensation decisions for 2023.

3M Company	Intel Corporation
Accenture plc	Medtronic plc
Analog Devices, Inc.	Micron Technology, Inc.
Applied Materials, Inc.	Motorola Solutions, Inc.
Broadcom Inc.	NVIDIA Corporation
Cisco Systems, Inc.	QUALCOMM Incorporated
Corning Incorporated	TE Connectivity Ltd.
Emerson Electric Co.	Thermo Fisher Scientific Inc.
Honeywell International Inc.	Western Digital Corporation

The committee set the Comparator Group in July 2022 for the base salary and equity compensation decisions it made in 2023. For a discussion of the factors considered by the committee in setting the Comparator Group in July 2022, please see "Comparator group" on page 29 of the company's 2023 proxy statement.

In July 2023, the committee conducted its regular review of the Comparator Group in terms of industry, revenue and market capitalization. With the advice of its compensation consultant, the committee decided to make no changes to the group. Accordingly, the committee used the same Comparator Group for the bonus decisions in January 2024 relating to 2023 performance. The table below compares the Comparator Group to TI in terms of revenue and market capitalization.

Company	Revenue ($ Billion) *	Market Cap ($ Billion) *
Accenture plc	64.6	224.4
Cisco Systems, Inc.	58.0	203.5
Intel Corporation	52.9	197.7
NVIDIA Corporation	44.9	1,212.7
Thermo Fisher Scientific Inc.	43.4	205.3
Honeywell International Inc.	36.4	134.2
QUALCOMM Incorporated	35.8	152.2
Broadcom Inc.	35.8	491.2
3M Company	32.7	60.0
Medtronic plc	32.0	112.4
Applied Materials, Inc.	26.5	123.8
Micron Technology, Inc.	16.2	92.1
TE Connectivity Ltd.	16.0	41.1
Emerson Electric Co.	15.2	54.6
Corning Incorporated	13.0	26.1
Analog Devices, Inc.	12.3	92.6
Western Digital Corporation	11.3	16.2
Motorola Solutions, Inc.	9.8	51.3
Median	32.4	118.1
Texas Instruments Incorporated	18.1	149.9

*   Trailing four-quarter revenue and market capitalization is as reported by Thomson Reuters on January 5, 2024.

Analysis of compensation determinations

Total compensation
Before finalizing the compensation of the executive officers, the committee reviewed all elements of compensation. The information included total cash compensation (salary, profit sharing and projected bonus), the grant date fair value of equity compensation, the impact (if any) that proposed compensation would have on other compensation elements, and a summary of benefits that the executives would receive under various termination scenarios. The review enabled the committee to see how various compensation elements relate to one another and what impact its decisions would have on the total earnings opportunity of the executives. In assessing the information, the committee did not target a specific level of total compensation or use a formula to allocate compensation among the various elements. Instead, it used its judgment in assessing whether the total was consistent with the objectives of the program. Based on this review, the committee determined that the level of compensation was appropriate.

Base salary
The committee set the 2023 rate of base salary for the following named executive officers as follows:

Officer	2023 Annual Rate	Change from 2022 Annual Rate
Haviv Ilan	$1,150,000	25.7% (1)
Richard K. Templeton	$ 600,000	-58.0% (2)
Rafael R. Lizardi	$ 810,000	5.2%
Hagop H. Kozanian	$ 770,000	5.5%
Kyle M. Flessner	$ 770,000	5.5%
Amichai Ron	$ 740,000	5.7%

(1) Mr. Ilan received a base salary adjustment of 5.5%, effective February 1, 2023, for his role as COO for the 2022 performance year. His annual base salary was then revised to $1,150,000, effective April 1, 2023, with his appointment as CEO.

(2) In transitioning from CEO to chairman of the board, Mr. Templeton's base salary was set at $600,000, effective April 1, 2023.

For each of these executive officers, except Messrs. Ilan and Templeton, the committee set the 2023 base-salary rate listed above in January 2023. In keeping with its strategy, the committee targeted the annual base-salary rates to be at the estimated median level of salaries expected to be paid to similarly situated executives (considering job scope and tenure) of companies within the Comparator Group in January 2023.

The salary differences between the named executive officers were driven primarily by the market rate of pay (considering job scope and tenure) for each officer and not the application of a formula designed to maintain a differential between the officers.

Equity compensation

In January 2023, the committee awarded equity compensation to each of the named executive officers listed below. The grants are shown in the table under "Grants of plan-based awards in 2023." The grant date fair value of the awards is reflected in that table and in the "Stock Awards" and "Option Awards" columns of the 2023 summary compensation table. The table below is provided to assist the reader in comparing the grant date fair values and number of shares for each of the years shown in the summary compensation table.

Officer	Year	Grant Date Fair Value *	Stock Options (Shares)	Restricted Stock Units (Shares)
Haviv Ilan	2023	$ 12,000,009	129,560	34,463
	2022	$ 9,000,162	113,054	25,743
	2021	$ 7,000,036	85,996	20,682
Richard K. Templeton	2023	$ 17,500,109	188,942	50,259
	2022	$ 15,000,082	188,423	42,904
	2021	$ 13,000,129	159,706	38,410
Rafael R. Lizardi	2023	$ 4,800,144	51,824	13,786
	2022	$ 3,800,025	47,734	10,869
	2021	$ 3,300,173	40,541	9,751
Hagop H. Kozanian	2023	$ 5,100,044	55,063	14,647
	2022	$ 4,400,179	55,271	12,586
	2021	$ 3,800,144	46,684	11,228
Kyle M. Flessner	2023	$ 4,900,125	52,904	14,073
	2022	$ 4,200,199	52,759	12,014
	2021	$ 3,600,131	44,227	10,637
Amichai Ron	2023	$ 4,800,144	51,824	13,786

*   See Notes 2 and 3 to the summary compensation table for information on how grant date fair value was calculated.

In January 2023, the committee awarded equity compensation to each of the named executive officers listed above. The committee's general objective was to award to those officers equity compensation that had a grant date fair value at approximately the median market level of the most recently disclosed equity compensation granted by the Comparator Group.

In assessing the market level, the committee considered information presented by TI's Compensation and Benefits organization (prepared using data provided by the committee's compensation consultant) on the estimated value of the awards expected to be granted to similarly situated executives (considering job scope and tenure) of companies within the Comparator Group. Recognizing an increase in equity values among the Comparator Group in 2022, the compensation committee approved an increase in the equity values granted to TI executives in January 2023. The award value was estimated using the same methodology used for financial accounting.

For each officer, the committee set the desired grant value. The committee decided to allocate the value equally between restricted stock units and options for each officer, to give equal emphasis to promoting retention and performance, motivating the executive and aligning long-term interests with those of shareholders. Restricted stock units have a four-year cliff vest schedule in order to support retention of our executives. Stock options, which only have value when the value of the company increases (as measured by stock price), enhance the performance-orientation of our executive compensation program. Both of these equity awards align with shareholder interests to drive the long-term performance of the company.

Before approving the grants, the committee reviewed the amount of unvested equity compensation held by the officers to assess its retention value. In making this assessment, the committee used its judgment and did not apply any formula, threshold or maximum. This review did not result in an increase or decrease of the awards.

The exercise price of the options was the closing price of TI stock on January 26, 2023, the second trading day after TI released its annual and fourth-quarter financial results for 2022. All grants were made under the Texas Instruments 2009 Long-Term Incentive Plan, which shareholders approved in April 2009 and amended in 2016.

All grants have the terms described under "Outstanding equity awards at fiscal year-end 2023." The differences in the equity awards between the named executive officers were primarily the result of differences in the applicable estimated market level of equity compensation for their positions, and not the application of any formula designed to maintain differentials between the officers.

Bonus

In January 2024, the committee set the 2023 bonus compensation for executive officers based on its assessment of 2023 performance. In setting the bonuses, the committee used the following performance measures to assess the company:

- The relative one-year and three-year performance of TI as compared with Semiconductor Peers, as measured by
  ◦ revenue growth,
  ◦ operating profit margin,
  ◦ total shareholder return, and
- The absolute one-year and three-year performance of TI on the above measures.
- In addition, the committee considered strategic progress by reviewing company and strategic positioning (including ESG), operating performance, and revenue growth, including TI competitiveness in key markets with core products and technologies, and the strength of relationships with customers.

The committee has consistently utilized these measures and believes its holistic approach to evaluation gives it the insight to most effectively and critically judge results and encourages executives to pursue strategies that serve the long-term interests of the company and its shareholders.

In the comparison of relative performance, the committee used the following companies (the "Semiconductor Peers"):

Advanced Micro Devices, Inc.	NXP Semiconductors N.V.
Analog Devices, Inc.	ON Semiconductor Corporation
Broadcom Inc.	Qorvo, Inc.
Infineon Technologies AG	QUALCOMM Incorporated
Intel Corporation	Renesas Electronics Corporation
Marvell Technology Group Ltd.	Skyworks Solutions, Inc.
Microchip Technology Incorporated	STMicroelectronics N.V.
NVIDIA Corporation	

To the extent the companies had not released financial results for the year or the most recent quarter, the committee based its evaluation on estimates and projections of the companies' financial results for 2023.

This list includes both broad-based and niche suppliers that operate in our key markets or offer technology that competes with our products. The committee considers annually whether the list is still appropriate in terms of revenue, market capitalization and changes in business activities of the companies. The committee made no changes to the list of Semiconductor Peers in 2023.

Assessment of 2023 performance

The committee spent extensive time in November and January assessing TI's results and strategic progress for 2023. In setting bonuses, the committee considered quantitative and qualitative measures on both an absolute and relative basis, and the company's strategic focus on long-term growth of free cash flow per share, and made certain that resulting decisions were founded on both solid data and sound judgment. Operating profit margin was positive and above median relative to Semiconductor Peers. Revenue declined and relative performance was below median. TSR was up year-on-year, but below median relative to Semiconductor Peers. In aggregate, the committee determined that the company continued to strengthen its strategic position, which will benefit the company and drive value for shareholders for the long term. This strategic progress includes continued investments to extend the company's manufacturing advantage to support future revenue growth and provide customers with geopolitically dependable, low-cost 300mm capacity at scale. Considering these results holistically, the committee determined bonuses for executive officers should be down 10% year-on-year. Details on the committee's assessment are below.

	2023 Absolute Performance	2023 Relative Performance *
Revenue Growth: Total TI	-12.5%	Below median
Profit from Operations as a % of Revenue (Operating Profit Margin)	41.8%	Above median
Total Shareholder Return (TSR)	6.4%	Below median
Assessment of Strategic Progress	Strengthened strategic position in 2023	
Year-on-Year Change in Bonus for NEOs (2023 Bonus Compared with 2022)	10% decrease	

*   Relative to Semiconductor Peers; includes estimates and projections of certain peer companies' financial results. (It is important to note that the median growth rate of Semiconductor Peers includes the benefit of acquisitions, whereas TI's growth rate is entirely organic.)

Strategic progress

- Our primary objective is the long-term growth of free cash flow per share. To achieve this objective, the company's strategy is comprised of having a great business model, a disciplined approach to capital allocation and a focus on efficiency.

- The company's business model is designed around four sustainable competitive advantages that, in combination, provide tangible benefits and are difficult to replicate. These advantages include (i) a strong foundation of manufacturing and technology, (ii) a broad portfolio of analog and embedded processing products, (iii) the reach of our market channels, and (iv) diversity and longevity of our products, markets and customer positions. In 2023, the company continued investing to strengthen and leverage these advantages for the long term. The company's strategic focus is on analog and embedded processing products sold into six end markets: industrial, automotive, personal electronics, communications equipment, enterprise systems and other. In 2023, the company continued the disciplined allocation of R&D spending to strengthen its product portfolio, building on the existing foundation for near- and long-term results.

- TI's broad analog and embedded processing product portfolio includes tens of thousands of products, with more products added each year, offering strong differentiation and longevity. In 2023, greater than 90% of TI's revenue came from analog and embedded processing semiconductors.
  - The company places additional strategic emphasis on designing and selling products into the industrial and automotive markets, which it believes represent the best growth opportunity because of the increasing semiconductor content in these markets. In 2023, approximately 75% of TI's revenue came from industrial and automotive markets.

- TI's revenue continues to come from a diverse base of thousands of applications. This is an intentional strategy that prevents dependence on a single market, customer or product.

- TI's internal capability to manufacture semiconductors remains a competitive advantage by providing lower costs and greater control of the supply chain. In 2023, the company continued to invest to strengthen its competitive advantage in manufacturing and technology as part of the company's long-term capacity planning to meet demand over time. The company is ramping production in its new 300mm wafer fabrication facilities in Richardson, Texas (RFAB2) and Lehi, Utah (LFAB1), continuing construction on its next 300mm wafer fabrication facilities in Sherman, Texas (SM1 and SM2), and started construction on its next 300mm wafer fabrication facility in Lehi, Utah (LFAB2).

- In 2023, the company continued to make progress in building closer direct relationships with its customers to further strengthen and extend its reach of market channels. The company continues to build on prior multiyear investments in its sales and marketing team, TI.com, business processes and logistics to build closer direct relationships with its customers. In 2023, about 75% of the company's revenue was direct, which includes TI.com, as customers valued the convenience of purchasing online. In addition, the company continues to invest in new and improved capabilities to directly support our customers, including website and e-commerce enhancements, as well as inventory consignment programs and order fulfillment services. TI's reach of market channels provides access to more customers and more of their design projects, leading to the opportunity to sell more TI products into each design, and also provides better insight and knowledge of customers' needs.

- In total, the committee determined that TI's strategic position was strengthened by management's decisions and actions in 2023.

Revenue and operating profit margin

- *Annual performance*
  - TI's revenue declined in 2023 by 12.5% and relative performance was below median. It is important to note that the median growth rate of Semiconductor Peers includes the benefit of acquisitions, whereas TI's growth rate is entirely organic.
  - Revenues for the company's core businesses of analog and embedded processing decreased 15.1% and increased 3.3%, respectively.
  - Operating profit margin was 41.8%, which was below the prior year's margin while remaining above the median comparison with Semiconductor Peers.
- *Three-year performance*
  - Compound annual revenue growth for 2021-2023 was 6.6%, which was below the median competitor comparison. It is important to note that the median growth rate of Semiconductor Peers includes the benefit of acquisitions, whereas TI's growth rate is entirely organic.
  - Average operating profit margin for 2021-2023 was 47.3%, which was above the median competitor comparison.

Total shareholder return (TSR)

- One-year TSR was 6.4%, below the median TSR as compared with Semiconductor Peers.
- The company returned $4.85 billion to shareholders in 2023 through dividends and share repurchases. The quarterly dividend rate increased 5%, marking 20 consecutive years of dividend increases. The company used $293 million to repurchase 1.8 million shares of stock. Dividend increases and share repurchases are important elements of TI's capital management.
- The balance sheet remained robust, ending the year with total cash (cash and cash equivalents plus short-term investments) of $8.58 billion.
- The three-year compound annual growth rate for TSR was 4.1%, below the median competitor comparison.

Performance summary

	One-Year	Three-Year
Revenue growth: total TI	-12.5%	6.6% CAGR *
Operating profit margin	41.8%	47.3% average
Total shareholder return (TSR) **	6.4%	4.1 %

* CAGR (compound annual growth rate) is calculated using the formula (Ending Value/ Beginning Value)$^{1/\text{number of years}}$ minus 1.

** One-year and three-year TSR percentages are obtained from a report generated using a subscription service to Equilar, an executive compensation and corporate governance data firm.

Before setting the bonuses for the named executive officers, the committee considered the officers' individual performance. The performance of both individuals serving as CEO in 2023 was judged according to the performance of the company. For the other officers, the committee considered the factors described below in assessing individual performance. In making this assessment, the committee did not apply any formula or performance targets.

Mr. Ilan served as COO until transitioning to CEO, effective April 1, 2023. The committee determined Mr. Ilan's bonus by assessing the competitive market range of bonuses for similarly situated CEOs in the Comparator Group, pro-rated for time served as CEO and reduced by 10% to reflect the company's 2023 relative performance result.

Mr. Templeton served as CEO until transitioning to chairman of the board, effective April 1, 2023. The committee noted Mr. Templeton's contributions in first quarter 2023 as CEO, followed by his continuing contributions to the company's strategic progress in his role as chairman of the board.

Mr. Lizardi is the chief financial officer. The committee noted the financial management of the company.

Mr. Kozanian is responsible for our analog signal chain product line within our analog business. The committee noted the financial performance and strategic position of this product line.

Mr. Flessner was responsible for our semiconductor technology and manufacturing operations. The committee noted the performance of those operations, including their cost-competitiveness and inventory management.

Mr. Ron is responsible for the company's embedded processing business. The committee noted the financial performance and strategic position of the operations and product lines for which he was responsible.

The bonuses awarded for 2023 performance are shown in the table below. The differences in the amounts awarded to the named executive officers were primarily the result of differences in the officers' level of responsibility and related performance and the applicable market level of total cash compensation expected to be paid to similarly situated officers at companies within the Comparator Group.

Officer	2023 Bonus	2022 Bonus
Haviv Ilan	$ 2,500,000	$ 2,070,000
Richard K. Templeton	$ 2,000,000	$ 4,550,000
Rafael R. Lizardi	$ 1,090,000	$ 1,210,000
Hagop H. Kozanian	$ 1,315,000	$ 1,460,000
Kyle M. Flessner	$ 1,315,000	$ 1,460,000
Amichai Ron	$ 1,210,000	n/a (1)

(1) Mr. Ron was not a named executive officer in 2022.

Results of the compensation decisions

Results of the compensation decisions made by the committee relating to the named executive officers are summarized in the following table. This table is provided as a supplement to the summary compensation table for investors who may find it useful to see the data presented in this form. Although the committee does not target a specific level of total compensation, it considers information similar to that in the table to ensure that the sum of these elements is, in its judgment, in a reasonable range based on market level of pay and consistent with the objectives of the program.

Officer	Year	Salary (Annual Rate)	Profit Sharing	Bonus	Equity Compensation (Grant Date Fair Value)	Total
Haviv Ilan	2023	$ 1,150,000	$ 219,917	$ 2,500,000	$ 12,000,009	$ 15,869,926
	2022	$ 915,000	$ 182,417	$ 2,070,000	$ 9,000,162	$ 12,167,579
	2021	$ 880,000	$ 175,500	$ 1,875,000	$ 7,000,036	$ 9,930,536
Richard K. Templeton	2023	$ 600,000	$ 161,750	$ 2,000,000	$ 17,500,109	$ 20,261,859
	2022	$ 1,435,000	$ 286,083	$ 4,550,000	$ 15,000,082	$ 21,271,165
	2021	$ 1,380,000	$ 275,333	$ 4,125,000	$ 13,000,129	$ 18,780,462
Rafael R. Lizardi	2023	$ 810,000	$ 161,333	$ 1,090,000	$ 4,800,144	$ 6,861,477
	2022	$ 770,000	$ 153,500	$ 1,210,000	$ 3,800,025	$ 5,933,525
	2021	$ 740,000	$ 147,333	$ 1,100,000	$ 3,300,173	$ 5,287,506
Hagop H. Kozanian	2023	$ 770,000	$ 153,333	$ 1,315,000	$ 5,100,044	$ 7,338,377
	2022	$ 730,000	$ 145,167	$ 1,460,000	$ 4,400,179	$ 6,735,346
	2021	$ 680,000	$ 134,667	$ 1,393,000 *	$ 3,800,144	$ 6,007,811
Kyle M. Flessner	2023	$ 770,000	$ 153,333	$ 1,315,000	$ 4,900,125	$ 7,138,458
	2022	$ 730,000	$ 145,500	$ 1,460,000	$ 4,200,199	$ 6,535,699
	2021	$ 700,000	$ 139,333	$ 1,395,000 *	$ 3,600,131	$ 5,834,464
Amichai Ron	2023	$ 740,000	$ 147,333	$ 1,210,000	$ 4,800,144	$ 6,897,477

* Consists of performance bonus awarded for 2021 in the amount of $1,325,000 for Mr. Kozanian and $1,325,000 for Mr. Flessner, and a one-time cash bonus of $68,000 for Mr. Kozanian and $70,000 for Mr. Flessner for extraordinary effort managing issues related to the semiconductor supply shortage.

This table shows the annual rate of base salary for each named executive officer. In the summary compensation table, the "Salary" column shows the actual salary paid in the year. Please see Notes 2 and 3 to the summary compensation table for information about how grant date fair value was calculated.

The "Total" for all named executive officers for 2023 was higher than 2022 primarily due to higher equity awards in January 2023, reflecting an effort to align with the projected market range for similarly situated executives in our Comparator Group.

The compensation decisions shown above resulted in the following 2023 compensation mix for the named executive officers:



CEO *

- 1%
- 12%
- 5%
- 82%

Other NEOs **

- 2%
- 18%
- 11%
- 69%

○ Base Salary   ○ Equity Compensation   ● Profit Sharing   ● Bonus

*   Average data for Messrs. Ilan and Templeton

**   Average data for the named executive officers other than Messrs. Ilan and Templeton

Equity dilution

The compensation committee's goal is to keep net annual dilution from equity compensation under 2%. "Net annual dilution" means the number of shares under equity awards granted by the committee each year to all employees (net of award forfeitures) as a percentage of the shares of the company's outstanding common stock. Equity awards granted in 2023 resulted in 0.5% net annual dilution.

Process for equity grants

The compensation committee makes grant decisions for equity compensation at its January meeting each year. The dates on which these meetings occur are generally set three years in advance. The January meetings of the board and the committee generally occur in the week or two before we announce our financial results for the previous quarter and year.

On occasion, the committee may grant stock options or restricted stock units to executives at times other than January. For example, it has done so in connection with job promotions and for purposes of retention.

We do not backdate stock options or restricted stock units. We do not accelerate or delay the release of information due to plans for making equity grants.

If the committee meeting falls in the same month as the release of the company's financial results, the committee's general practice is to make grants effective on the later to occur of (i) the second trading day after the results have been released or other information has been publicly disclosed or (ii) the meeting day. In other months, its practice is to make them effective on the day of committee action. The exercise price of stock options is the closing price of TI stock on the effective date of the grant.

Recoupment policy

The company has a policy concerning recoupment ("clawback") of executive compensation in accordance with the regulations mandated under the Dodd-Frank Wall Street Reform and Consumer Protection Act. Under the policy, in the event the company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under securities laws, the committee shall seek to recover incentive-based compensation received by any executive officer during the three fiscal years immediately preceding the date that such a restatement is required in excess of the amount of incentive-based compensation that otherwise would have been received by the executive officer had such compensation been determined based on the restated financial results. In addition, the committee may determine whether and to what extent additional recoupment of any executive compensation is appropriate, including with respect to fraud or willful misconduct.

Most recent stockholder advisory vote on executive compensation

In April 2023, our shareholders cast an advisory vote on the company's executive compensation decisions and policies as disclosed in the proxy statement issued by the company in March 2023. Approximately 84% of the shares voted on the matter were cast in support of the compensation decisions and policies as disclosed. The committee considered this result and determined that it was not necessary at this time to make any material changes to the company's compensation policies and practices in response to the advisory vote.

Benefits

Retirement plans
The executive officers participate in our retirement plans under the same rules that apply to other U.S. employees. We maintain these plans to have a competitive benefits program and for retention.

We have a U.S. qualified defined benefit pension plan that was closed to new participants in 1997. Then-current participants were given the choice to continue participating in the plan, or to have their plan benefits frozen (i.e., no benefit increase attributable to years of service or change in eligible earnings) and begin participating in an enhanced defined contribution plan. Messrs. Templeton and Flessner chose to have their benefits frozen. The other named executive officers joined the company after 1997 and are not eligible to participate in the defined benefit plan.

The Internal Revenue Code (IRC) imposes certain limits on the retirement benefits that may be provided under a qualified plan. To maintain the desired level of benefits, we have non-qualified defined benefit pension plans for participants in the qualified pension plan. Under the non-qualified plans, participants receive benefits that would ordinarily be paid under the qualified pension plan but for the limitations under the IRC. For additional information about the defined benefit plans, please see "2023 pension benefits."

In general, if an employee who participates in the pension plan (including an employee whose benefits are frozen as described above) dies after having met the requirements for normal or early retirement, his or her beneficiary will receive a benefit equal to the lump-sum amount that the participant would have received if he or she had retired before death. Having already reached the age of 55 and at least 20 years of employment, Mr. Templeton is eligible for early retirement under the pension plans.

All employees who are not accruing benefits in the qualified pension plan are eligible to participate in a defined contribution plan that provides employer matching contributions. All named executive officers participate. This plan provides for (i) a fixed employer contribution plus an employer matching contribution for employees hired on or before December 31, 2003, or (ii) an employer matching contribution for employees hired after December 31, 2003.

The committee considers the potential effect on the executives' retirement benefits when it sets salary and performance bonus levels.

Deferred compensation

Any U.S. employee whose base salary and management responsibility exceed a certain level may defer the receipt of a portion of his or her salary, bonus and profit sharing. Rules of the U.S. Department of Labor require that this plan be limited to a select group of management or highly compensated employees. The plan allows employees to defer the receipt of their compensation in a tax-efficient manner. Eligible employees include, but are not limited to, the executive officers. We have the plan to be competitive with the benefits packages offered by other companies.

The executive officers' deferred compensation account balances are unsecured, and all amounts remain part of the company's operating assets. The value of the deferred amounts tracks the performance of investment alternatives selected by the participant. These alternatives are identical to those offered to participants in the defined contribution plans described above. The company does not guarantee any minimum return on the amounts deferred. In accordance with SEC rules, no earnings on deferred compensation are shown in the summary compensation table for 2023 because no "above market" rates were earned on deferred amounts in that year.

Employee stock purchase plan

We have an employee stock purchase plan. Under the plan, which our shareholders approved, all employees in the U.S. and certain other countries may purchase a limited number of shares of the company's common stock at a 15% discount. The plan is designed to offer the broad-based employee population an opportunity to acquire an equity interest in the company and thereby align their interests with those of shareholders. Consistent with our general approach to benefit programs, executive officers are also eligible to participate.

Health-related benefits

Executive officers are eligible under the same plans as all other U.S. employees for medical, dental, vision, disability and life insurance. These benefits are intended to be competitive with benefits offered in the semiconductor industry.

Other benefits

Executive officers receive only a few benefits that are not available to all other U.S. employees. They are eligible for a company-paid physical and financial counseling. In addition, the board of directors has determined that for security reasons, it is in the company's interest to allow Mr. Ilan, at his option, to use company aircraft for personal air travel. Please see Note 6 to the summary compensation table for 2023 and "Potential payments upon termination or change in control – Termination – Perquisites" for further details. The company provides no tax gross-ups for perquisites to any of the executive officers.

Compensation following employment termination or change in control

None of the executive officers has an employment contract. Executive officers are eligible for benefits on the same terms as other U.S. employees upon termination of employment or a change in control of the company. The current programs are described under "Potential payments upon termination or change in control." None of the few additional benefits that the executive officers receive continue after termination of employment, except that financial counseling is provided for a transition period following retirement. The committee reviews the potential impact of these programs before finalizing the annual compensation for the named executive officers. The committee did not raise or lower compensation for 2023 based on this review.

The Texas Instruments 2009 Long-Term Incentive Plan generally establishes double-trigger change in control terms. Under those terms, options become fully exercisable and shares are issued under restricted stock unit awards (to the extent permitted by Section 409A of the IRC) if the grantee is involuntarily terminated within 24 months after a change in control of TI. These terms are intended to encourage employees to remain with the company through a transaction while reducing employee uncertainty and distraction in the period leading up to any such event.

Stock ownership guidelines and policy against hedging

Our board of directors has established stock ownership guidelines for executive officers. The guideline for the CEO is six times base salary, and the guideline for other executive officers is three times base salary. Executive officers have five years from their election as executive officers to reach these targets. Directly owned shares and restricted stock units count toward satisfying the guidelines.

Short sales of TI stock by our executive officers are prohibited. It is against TI policy for any employee, including an executive officer, to engage in trading in "puts" (options to sell at a fixed price), "calls" (similar options to buy), or other options or hedging techniques on TI stock.

Consideration of tax and accounting treatment of compensation

Current tax law limits the tax deductibility of annual compensation paid to any publicly held corporation's "covered employees," which includes all of our named executive officers. The compensation committee considers the impact of this deductibility limit as one factor in its determination of compensation.

When setting equity compensation, the committee considers the cost for financial reporting purposes of equity compensation it intends to grant. Its consideration of the cost of grants made in 2023 is discussed under "Analysis of compensation determinations – Equity compensation."

Compensation committee report

The compensation committee of the board of directors has furnished the following report:

The committee has reviewed and discussed the Compensation Discussion and Analysis with the company's management. Based on that review and discussion, the committee has recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K for 2023 and the company's proxy statement for the 2024 annual meeting of stockholders.

| Martin S. Craighead, Chair | Mark A. Blinn | Carrie S. Cox | Ronald Kirk |

2023 compensation tables

2023 summary compensation table

The table below shows the compensation of the named executive officers for services in all capacities to the company in 2023.

Name and Principal Position (1)	Year	Salary	Bonus	Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compen- sation (4)	Change in Pension Value and Non-qualified Deferred Compen- sation Earnings (5)	All Other Compen- sation (6)	Total
Haviv Ilan	2023	$1,099,583	$2,500,000	$6,000,008	$6,000,001	$ 219,917	—	$379,528	$16,199,037
Director, President &	2022	$ 912,083	$2,070,000	$4,500,134	$4,500,028	$ 182,417	—	$127,334	$12,291,996
Chief Executive Officer	2021	$ 877,500	$1,875,000	$3,500,015	$3,500,021	$ 175,500	—	$100,282	$10,028,318
Richard K. Templeton	2023	$ 808,750	$2,000,000	$8,750,092	$8,750,017	$ 161,750	—	$421,709	$20,892,318
Chairman and Former	2022	$1,430,417	$4,550,000	$7,500,048	$7,500,034	$ 286,083	—	$363,004	$21,629,586
Chief Executive Officer	2021	$1,376,667	$4,125,000	$6,500,124	$6,500,005	$ 275,333	—	$418,282	$19,195,411
Rafael R. Lizardi	2023	$ 806,667	$1,090,000	$2,400,143	$2,400,001	$ 161,333	—	$136,074	$ 6,994,218
Senior Vice President &	2022	$ 767,500	$1,210,000	$1,900,010	$1,900,015	$ 153,500	—	$124,280	$ 6,055,305
Chief Financial Officer	2021	$ 736,667	$1,100,000	$1,650,162	$1,650,011	$ 147,333	—	$112,797	$ 5,396,970
Hagop H. Kozanian	2023	$ 766,667	$1,315,000	$2,550,043	$2,550,001	$ 153,333	—	$ 89,216	$ 7,424,260
Senior Vice President	2022	$ 725,833	$1,460,000	$2,200,159	$2,200,020	$ 145,167	—	$ 86,047	$ 6,817,226
	2021	$ 673,333	$1,393,000	$1,900,114	$1,900,030	$ 134,667	—	$216,790	$ 6,217,934
Kyle M. Flessner	2023	$ 766,667	$1,315,000	$2,450,109	$2,450,016	$ 153,333	$ 1,223	$127,903	$ 7,264,251
Senior Vice President	2022	$ 727,500	$1,460,000	$2,100,167	$2,100,032	$ 145,500	—	$139,176	$ 6,672,375
	2021	$ 696,667	$1,395,000	$1,800,100	$1,800,031	$ 139,333	—	$138,892	$ 5,970,023
Amichai Ron	2023	$ 736,667	$1,210,000	$2,400,143	$2,400,001	$ 147,333	—	$ 82,075	$ 6,976,219
Senior Vice President									

(1)   Mr. Templeton was the company's president and chief executive officer through March 31, 2023, and chairman for all of 2023. Mr. Ilan became the company's president and chief executive officer on April 1, 2023.

(2)   Shown is the aggregate grant date fair value of restricted stock unit (RSU) awards calculated in accordance with ASC 718. The discussion of the assumptions used for purposes of the valuation of the awards granted in 2023 appears in Note 3 to the 2023 financial statements. For a description of the grant terms, see the discussion following the outstanding equity awards at fiscal year-end 2023 table. The discussion of the assumptions used for purposes of the valuation of the awards granted in 2022 and 2021 appears in Note 3 to the financial statements in TI's annual report on Form 10-K for the year ended December 31, 2022 (2022 financial statements), and the financial statements in TI's annual report on Form 10-K for the year ended December 31, 2021 (2021 financial statements).

(3)   Shown is the aggregate grant date fair value of options calculated in accordance with ASC 718. The discussion of the assumptions used for purposes of the valuation of options granted in 2023 appears in Note 3 to the 2023 financial statements. For a description of the grant terms, see the discussion following the outstanding equity awards at fiscal year-end 2023 table. The discussion of the assumptions used for purposes of the valuation of the awards granted in 2022 and 2021 appears in Note 3 to the 2022 and 2021 financial statements.

(4) Consists of the profit sharing amount paid to each of the named executive officers for 2023.

(5) The company does not pay above-market earnings on deferred compensation. Therefore, no amounts are reported in this column for deferred compensation. The amounts in this column represent the change in the actuarial value of the named executive officers' benefits under the qualified defined benefit pension plan (TI Employees Pension Plan) and the non-qualified defined benefit pension plans (TI Employees Non-Qualified Pension Plan and TI Employees Non-Qualified Pension Plan II) from December 31, 2022, through December 31, 2023. This "change in the actuarial value" is the difference between the 2022 and 2023 present value of the pension benefit accumulated as of year-end by the named executive officer, assuming that benefit is not paid until age 65. Mr. Templeton's and Mr. Flessner's benefits under the company's pension plans were frozen as of December 31, 1997. Messrs. Lizardi, Ilan, Kozanian and Ron do not participate in any of the company's defined benefit pension plans.

(6) Consists of (i) the amounts in the table below, which result from programs available to all eligible U.S. employees, and (ii) perquisites and personal benefits that meet the disclosure thresholds established by the SEC and are detailed in the paragraph below.

Name	401(k) Contribution	Defined Contribution Retirement Plan (a)
Haviv Ilan	$ 13,200	$ 100,828
Richard K. Templeton	$ 13,200	$ 316,155
Rafael R. Lizardi	$ 13,200	$ 102,959
Hagop H. Kozanian	$ 13,200	$ 59,180
Kyle M. Flessner	$ 13,200	$ 114,703
Amichai Ron	$ 13,200	$ 68,875

(a) Consists of (i) contributions under the company's enhanced defined contribution retirement plan of $6,600 for Messrs. Templeton, Lizardi and Flessner and (ii) an additional amount of $309,555 for Mr. Templeton, $96,359 for Mr. Lizardi, $100,828 for Mr. Ilan, $59,180 for Mr. Kozanian, $108,103 for Mr. Flessner and $68,875 for Mr. Ron, applied by TI to offset IRC limitations on amounts that could be contributed to the enhanced defined contribution retirement plan, which amount is also shown in the 2023 non-qualified deferred compensation table.

The perquisites and personal benefits for 2023 are $92,354 for Mr. Templeton, consisting of financial counseling, an executive physical, payment of a regulatory filing fee ($30,000), the taxable value of a gift from the company and personal use of company aircraft ($39,638), $19,915 for Mr. Lizardi, consisting of financial counseling and an executive physical, $265,500 for Mr. Ilan, consisting of financial counseling, the taxable value of a gift from the company, an executive physical and personal use of company aircraft ($246,380), and $16,836 for Mr. Kozanian, consisting of financial counseling and an executive physical. Financial counseling and an executive physical were made available to the other named executive officers, but the amounts attributable to those officers were below the disclosure thresholds. The aggregate incremental cost to the company for personal use of the company aircraft is calculated using a method that takes into account the cost of fuel, trip-related maintenance and crew travel expenses, as well as other variable costs. Because the aircraft is used primarily for business travel, the calculation does not include fixed costs.

Grants of plan-based awards in 2023

The following table shows the grants of plan-based awards to the named executive officers in 2023.

Name	Grant Date	Date of Committee Action	All Other Stock Awards: Number of Shares of Stock or Units (2)	All Other Option Awards: Number of Securities Underlying Options (3)	Exercise or Base Price of Option Awards ($/Sh) (4)	Grant Date Fair Value of Stock and Option Awards (5)
Haviv Ilan	1/26/2023 (1)	1/19/2023		129,560	$ 174.10	$ 6,000,001
	1/26/2023 (1)	1/19/2023	34,463			$ 6,000,008
Richard K. Templeton	1/26/2023 (1)	1/19/2023		188,942	$ 174.10	$ 8,750,017
	1/26/2023 (1)	1/19/2023	50,259			$ 8,750,092
Rafael R. Lizardi	1/26/2023 (1)	1/19/2023		51,824	$ 174.10	$ 2,400,001
	1/26/2023 (1)	1/19/2023	13,786			$ 2,400,143
Hagop H. Kozanian	1/26/2023 (1)	1/19/2023		55,063	$ 174.10	$ 2,550,001
	1/26/2023 (1)	1/19/2023	14,647			$ 2,550,043
Kyle M. Flessner	1/26/2023 (1)	1/19/2023		52,904	$ 174.10	$ 2,450,016
	1/26/2023 (1)	1/19/2023	14,073			$ 2,450,109
Amichai Ron	1/26/2023 (1)	1/19/2023		51,824	$ 174.10	$ 2,400,001
	1/26/2023 (1)	1/19/2023	13,786			$ 2,400,143

(1) In accordance with the grant policy of the compensation committee of the board (described under "Process for equity grants"), the grants became effective on the second trading day after the company released its financial results for the fourth quarter and year 2022. The company released these results on January 24, 2023.

(2) The stock awards granted to the named executive officers in 2023 were RSU awards. These awards were made under the company's 2009 Long-Term Incentive Plan. For information on the terms and conditions of these RSU awards, see the discussion following the outstanding equity awards at fiscal year-end 2023 table.

(3) The options were granted under the company's 2009 Long-Term Incentive Plan. For information on the terms and conditions of these options, see the discussion following the outstanding equity awards at fiscal year-end 2023 table.

(4) The exercise price of the options is the closing price of TI common stock on January 26, 2023.

(5) Shown is the aggregate grant date fair value computed in accordance with ASC 718 for stock and option awards in 2023. The discussion of the assumptions used for purposes of the valuation appears in Note 3 to the 2023 financial statements.

None of the options or other equity awards granted to the named executive officers was repriced or modified by the company.

For additional information regarding TI's equity compensation grant practices, see the Compensation Discussion and Analysis.

Outstanding equity awards at fiscal year-end 2023

The following table shows the outstanding equity awards for each of the named executive officers as of December 31, 2023.

| Name | Option Awards | | | | Stock Awards | |
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (1)
Haviv Ilan	—	129,560 (2)	$ 174.10	1/26/2033	34,463 (6)	$ 5,874,563
	28,263	84,791 (3)	$ 174.81	1/27/2032	25,743 (7)	$ 4,388,152
	42,998	42,998 (4)	$ 169.23	1/28/2031	20,682 (8)	$ 3,525,454
	65,998	22,000 (5)	$ 130.52	1/24/2030	17,239 (9)	$ 2,938,560
	86,122	—	$ 104.41	1/25/2029	—	—
	81,828	—	$ 110.15	1/25/2028	—	—
	58,151	—	$ 79.26	1/26/2027	—	—
Richard K. Templeton	—	188,942 (2)	$ 174.10	1/26/2033	50,259 (6)	$ 8,567,149
	47,105	141,318 (3)	$ 174.81	1/27/2032	42,904 (7)	$ 7,313,416
	79,853	79,853 (4)	$ 169.23	1/28/2031	38,410 (8)	$ 6,547,369
	190,662	63,554 (5)	$ 130.52	1/24/2030	49,801 (9)	$ 8,489,078
	294,627	—	$ 104.41	1/25/2029	—	—
	258,403	—	$ 110.15	1/25/2028	—	—
	333,615	—	$ 79.26	1/26/2027	—	—
	489,557	—	$ 52.93	1/29/2026	—	—
	516,440	—	$ 53.94	1/28/2025	—	—
Rafael R. Lizardi	—	51,824 (2)	$ 174.10	1/26/2033	13,786 (6)	$ 2,349,962
	11,933	35,801 (3)	$ 174.81	1/27/2032	10,869 (7)	$ 1,852,730
	20,270	20,271 (4)	$ 169.23	1/28/2031	9,751 (8)	$ 1,662,155
	48,399	16,133 (5)	$ 130.52	1/24/2030	12,642 (9)	$ 2,154,955
	33,996	—	$ 104.41	1/25/2029	—	—
	12,921	—	$ 110.15	1/25/2028	—	—
Hagop H. Kozanian	—	55,063 (2)	$ 174.10	1/26/2033	14,647 (6)	$ 2,496,728
	13,817	41,454 (3)	$ 174.81	1/27/2032	12,586 (7)	$ 2,145,410
	23,342	23,342 (4)	$ 169.23	1/28/2031	11,228 (8)	$ 1,913,925
	14,666	14,667 (5)	$ 130.52	1/24/2030	11,493 (9)	$ 1,959,097
	11,332	—	$ 104.41	1/25/2029	—	—
Kyle M. Flessner	—	52,904 (2)	$ 174.10	1/26/2033	14,073 (6)	$ 2,398,884
	13,189	39,570 (3)	$ 174.81	1/27/2032	12,014 (7)	$ 2,047,906
	22,113	22,114 (4)	$ 169.23	1/28/2031	10,637 (8)	$ 1,813,183
	52,799	17,600 (5)	$ 130.52	1/24/2030	13,791 (9)	$ 2,350,814
	67,991	—	$ 104.41	1/25/2029	—	—
Amichai Ron	—	51,824 (2)	$ 174.10	1/26/2033	13,786 (6)	$ 2,349,962
	12,561	37,685 (3)	$ 174.81	1/27/2032	11,441 (7)	$ 1,950,233
	18,428	18,428 (4)	$ 169.23	1/28/2031	8,864 (8)	$ 1,510,957
	29,333	9,778 (5)	$ 130.52	1/24/2030	7,662 (9)	$ 1,306,065
	15,865	—	$ 104.41	1/25/2029	—	—
	12,921	—	$ 110.15	1/25/2028	—	—

(1)   Calculated by multiplying the number of RSUs by the closing price of TI common stock on December 29, 2023 ($170.46).

(2)   One-quarter of the shares became exercisable on January 26, 2024, and one-third of the remaining shares become exercisable on each of January 26, 2025 and January 26, 2026 and January 26, 2027.

(3)   One-third of the shares became exercisable on January 27, 2024, and one-half of the remaining shares become exercisable on each of January 27, 2025 and January 27, 2026 .

(4)   One-half of the shares became exercisable on January 28, 2024, and the remaining one-half become exercisable on January 28, 2025.

(5)   Became fully exercisable on January 24, 2024.

(6)   Vesting date is January 29, 2027.

(7)   Vesting date is January 30, 2026.

(8)   Vesting date is January 31, 2025.

(9)   Vested on January 31, 2024.

Option awards

The "Option Awards" shown in the table above are non-qualified stock options, each of which represents the right to purchase shares of TI common stock at the stated exercise price. The exercise price is the closing price of TI common stock on the grant date. The term of each option is 10 years unless the option is terminated earlier pursuant to provisions summarized in the chart below and in the paragraph following the chart. Options become exercisable in increments of 25% per year beginning on the first anniversary of the date of the grant. The chart below shows the termination provisions relating to stock options outstanding as of December 31, 2023. The compensation committee of the board of directors established these termination provisions to promote employee retention while offering competitive terms.

	Employment Termination due to Death or Permanent Disability or at Least 6 Months after Grant When Retirement Eligible *	Employment Termination for Cause	Other Circumstances of Employment Termination
Unexercisable portion of option	Continues	Stops	Stops
Exercisable portion of option	Remains exercisable to end of term	Terminates	Remains exercisable for 30 days

*   Retirement eligibility is defined for purposes of equity awards as at least age 55 with 10 or more years of TI service or at least age 65.

Options may be canceled if, during the two years after employment termination, the grantee competes with TI or solicits TI employees to work for another company or if the grantee discloses TI trade secrets. In addition, for options received while the grantee was an executive officer, the company may reclaim (or "clawback") profits earned under grants if the officer engages in such conduct. These provisions are intended to strengthen retention and provide a reasonable remedy to TI in case of competition, solicitation of our employees or disclosure of our confidential information.

Options become fully vested if the grantee is involuntarily terminated from employment with TI (other than for cause) within 24 months after a change in control of TI. "Change in control" is defined as provided in the Texas Instruments 2009 Long-Term Incentive Plan and occurs upon (i) acquisition of more than 50% of the voting stock or at least 80% of the assets of TI or (ii) change of a majority of the board of directors in a 12-month period unless a majority of the directors then in office endorsed the appointment or election of the new directors ("Plan definition"). These terms are intended to reduce employee uncertainty and distraction in the period leading up to a change in control, if such an event were to occur.

Stock awards

The "Stock Awards" column in the table of outstanding equity awards at fiscal year-end 2023 are RSU awards. Each RSU represents the right to receive one share of TI common stock on a stated date (the "vesting date") unless the award is terminated earlier under terms summarized below. In general, the vesting date is approximately four years after the grant date. Each RSU includes the right to receive dividend equivalents, which are paid annually in cash at a rate equal to the amount paid to stockholders in dividends.

The table below shows the termination provisions of RSUs outstanding as of December 31, 2023.

Employment Termination Due to Death or Permanent Disability or at Least Six Months after Grant When Retirement Eligible	Employment Termination For Cause	Other Circumstances of Employment Termination
Vesting continues; shares are paid at the scheduled vesting date	Grant cancels; no shares are issued	Grant cancels; no shares are issued

These termination provisions are intended to promote retention. All RSU awards contain cancellation and clawback provisions like those described above for stock options. The terms provide that, to the extent permitted by Section 409A of the IRC, the award vests upon involuntary termination of TI employment within 24 months after a change in control. Change in control is the Plan definition. These cancellation, clawback and change in control terms are intended to conform RSU terms with those of stock options (to the extent permitted by the IRC) and to achieve the objectives described above in the discussion of stock options.

In addition to the "Stock Awards" shown in the outstanding equity awards at fiscal year-end 2023 table, Mr. Templeton holds an award of RSUs that was granted in 1995. The award, for 120,000 shares of TI common stock, vested in 2000. Under the award terms, the shares will be issued to Mr. Templeton in March of the year after his termination of employment for any reason. These terms were designed to provide a tax benefit to the company by postponing the related compensation expense until it was likely to be fully deductible. In accordance with SEC requirements, this award is reflected in the 2023 non-qualified deferred compensation table.

2023 option exercises and stock vested

The following table lists the number of shares acquired and the value realized as a result of option exercises by the named executive officers in 2023 and the value of any RSUs that vested in 2023. For option exercises, the value realized is calculated by multiplying the number of shares acquired by the difference between the exercise price and the market price of TI common stock on the exercise date. For RSUs, the value realized is calculated by multiplying the number of RSUs that vested by the market price of TI common stock on the vesting date.

Name	Option Awards Number of Shares Acquired on Exercise	Option Awards Value Realized on Exercise	Stock Awards Number of Shares Acquired on Vesting	Stock Awards Value Realized on Vesting
Haviv Ilan	—	—	18,198	$ 3,150,620
Richard K. Templeton	—	—	62,255	$10,778,208
Rafael R. Lizardi	—	—	14,367	$ 2,487,359
Hagop H. Kozanian	—	—	9,578	$ 1,658,239
Kyle M. Flessner	—	—	14,367	$ 2,487,359
Amichai Ron	—	—	11,180	$ 1,680,198

2023 pension benefits

The following table shows the present value as of December 31, 2023, of the benefit of the named executive officers under our qualified defined benefit pension plan (TI Employees Pension Plan) and non-qualified defined benefit pension plans (TI Employees Non-Qualified Pension Plan (which governs amounts earned before 2005) and TI Employees Non-Qualified Pension Plan II (which governs amounts earned after 2004)). In accordance with SEC requirements, the amounts shown in the table do not reflect any named executive officer's retirement eligibility or any increase in benefits that may result from the named executive officer's continued employment after December 31, 2023.

Name (1)	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit (5)	Payments During Last Fiscal Year
Richard K. Templeton (2)	TI Employees Pension Plan	16 (3)	$ 866,873	—
	TI Employees Non-Qualified Pension Plan	16 (3)	$ 605,068	—
	TI Employees Non-Qualified Pension Plan II	16 (4)	$ 35,486	—
Kyle M. Flessner (2)	TI Employees Pension Plan	4 (3)	$ 13,535	—
	TI Employees Non-Qualified Pension Plan	4 (3)	—	—
	TI Employees Non-Qualified Pension Plan II	—	—	—

(1) Messrs. Lizardi, Ilan, Kozanian and Ron do not participate in any of the company's defined benefit pension plans because they joined TI after these plans were closed to new participants.

(2) In 1997, TI's U.S. employees were given the choice between continuing to participate in the defined benefit pension plans or participating in a new enhanced defined contribution retirement plan. Mr. Templeton and Mr. Flessner chose to participate in the defined contribution plan. Accordingly, their accrued pension benefits under the qualified and non-qualified plans were frozen (i.e., they will experience no increase attributable to years of service or change in eligible earnings) as of December 31, 1997. Contributions to the defined contribution plan for Mr. Templeton's and Mr. Flessner's benefits are included in the 2023 summary compensation table.

(3) Credited service began on the date the officer became eligible to participate in the plan. Eligibility to participate began on the earlier of 18 months of employment, or January 1 following the completion of one year of employment. Accordingly, Mr. Templeton and Mr. Flessner have been employed by TI for longer than the years of credited service shown in the preceding table.

(4) Credited service began on the date the named executive officer became eligible to participate in the TI Employees Pension Plan as described in Note 3.

(5) The assumptions and valuation methods used to calculate the present value of the accumulated pension benefits shown are the same as those used by TI for financial reporting purposes and are described in Note 7 to the 2023 financial statements, except that a named executive officer's retirement is assumed (in accordance with SEC rules) for purposes of this table to occur at age 65 and no assumption for termination prior to that date is used. The amount of the lump-sum benefit earned as of December 31, 2023, is determined using either (i) the Pension Benefit Guaranty Corporation (PBGC) interest assumption of 2.50% in 2024; 2.55% 2025+ or (ii) the Pension Protection Act of 2006 (PPA) corporate bond yield interest assumption of 5.50% in 2024; and 5.55% in 2025+, whichever rates produce the higher lump-sum amount. A discount rate assumption of 5.20% for the TI Employees Pension Plan and 5.26% for the non-qualified pension plans was used to determine the present value of each lump sum.

TI Employees Pension Plan

The TI Employees Pension Plan is a qualified defined benefit pension plan. See "Benefits – Retirement plans" for a discussion of the origin and purpose of the plan. Employees who joined the U.S. payroll after November 30, 1997, are not eligible to participate in this plan.

Plan participants are eligible for normal retirement under the terms of the plan at 65 years of age with one year of credited service. Participants are eligible for early retirement at 55 years of age with 20 years of employment or 60 years of age with five years of employment. As of December 31, 2023, Mr. Templeton was eligible for normal retirement.

Participants may request payment of accrued benefits at termination or any time thereafter. Participants may choose a lump-sum payment or one of six forms of annuity. In order of largest to smallest periodic payment, the forms of annuity are (i) single life annuity, (ii) 5-year certain and life annuity, (iii) 10-year certain and life annuity, (iv) joint and 50% survivor annuity, (v) joint and 75% survivor annuity and (vi) joint and 100% survivor annuity. Participants who do not request payment will begin to receive benefits in April of the year after reaching the age of 72 in the form of annuity required under the IRC.

The pension formula for the qualified plan is intended to provide a participant with an annual retirement benefit equal to 1.5% multiplied by the product of (i) years of credited service and (ii) the average of the five highest consecutive years of the participant's base salary plus bonus up to a limit imposed by the IRS, less a percentage (based on the participant's year of birth, when the participant elects to retire and the participant's years of service with TI) of the amount of compensation on which the participant's Social Security benefit is based.

If an individual takes early retirement and chooses to begin receiving an annual retirement benefit at that time, such benefit is reduced by an early retirement factor. As a result, the annual benefit is lower than the one the participant would have received at age 65.

Participants whose employment terminates due to disability may choose to receive their accrued benefits at any time prior to age 65. Alternatively, the participant may choose to defer receipt of the accrued benefit until reaching age 65 and then take a disability benefit. The disability benefit paid at age 65 is based on salary and bonus, years of credited service the participant would have accrued to age 65 had the participant not become disabled, and disabled status.

The benefit payable in the event of death is based on salary and bonus, years of credited service and age at the time of death, and may be in the form of a lump sum or annuity at the election of the beneficiary. The earliest date of payment is the first day of the second calendar month following the month of death.

TI employees non-qualified pension plans

TI has two non-qualified pension plans: the TI Employees Non-Qualified Pension Plan (Plan I), which governs amounts earned before 2005; and the TI Employees Non-Qualified Pension Plan II (Plan II), which governs amounts earned after 2004. Each is a non-qualified defined benefit pension plan. See "Benefits – Retirement plans" for a discussion of the purpose of the plans. As with the qualified defined benefit pension plan, employees who joined the U.S. payroll after November 30, 1997, are not eligible to participate in Plan I or Plan II. Eligibility for normal and early retirement under these plans is the same as under the qualified plan (see above). Benefits are paid in a lump sum.

A participant's benefits under Plan I and Plan II are calculated using the same formula as described above for the TI Employees Pension Plan. However, the IRS limit on the amount of compensation on which a qualified pension benefit may be calculated does not apply. Additionally, the IRS limit on the amount of qualified benefit the participant may receive does not apply to these plans. Once this non-qualified benefit amount has been determined using the formula described above, the individual's qualified benefit is subtracted from it. The resulting difference is multiplied by an age-based factor to obtain the amount of the lump-sum benefit payable to an individual under the non-qualified plans.

Amounts under Plan I will be distributed when payment of the participant's benefit under the qualified pension plan commences. Amounts under Plan II will be distributed subject to the requirements of Section 409A of the IRC. Because the named executive officers are among the 50 most highly compensated officers of the company, Section 409A of the IRC requires that they not receive any lump-sum distribution payment under Plan II before the first day of the seventh month following termination of employment.

If a participant terminates due to disability, amounts under Plan I will be distributed when payment of the participant's benefit under the qualified plan commences. For amounts under Plan II, distribution is governed by Section 409A of the IRC, and the disability benefit is reduced to reflect the payment of the benefit prior to age 65.

In the event of death, payment under both plans is based on salary and bonus, years of credited service and age at the time of death and will be in the form of a lump sum. The earliest date of payment is the first day of the second calendar month following the month of death.

Balances in the plans are unsecured obligations of the company. For amounts under Plan I, in the event of a change in control, the present value of the individual's benefit would be paid not later than the month following the month in which the change in control occurred. For such amounts, "change in control" is defined as (i) acquisition of 20% of TI common stock other than through a transaction approved by the board of directors or (ii) change of a majority of the board of directors in a 24-month period unless a majority of the directors then in office have elected or nominated the new directors. For all amounts accrued under this plan, if a sale of substantially all of the assets of the company occurred, the present value of the individual's benefit would be distributed in a lump sum as soon as reasonably practicable following the sale of assets. For amounts under Plan II, no distribution of benefits is triggered by a change in control.

TI Employees Survivor Benefit Plan

TI's qualified and non-qualified pension plans provide that upon the death of a retirement-eligible employee, the employee's beneficiary receives a payment equal to half of the benefit to which the employee would have been entitled under the pension plans had the employee retired instead of died. We have a survivor benefit plan that pays the beneficiary a lump sum that, when added to the reduced amounts the beneficiary receives under the pension plans, equals the benefit the employee would have been entitled to receive had the employee retired instead of died. Because Mr. Templeton was eligible for retirement as of December 31, 2023, his beneficiaries would be eligible for benefits under the survivor benefit plan if he were to die.

2023 non-qualified deferred compensation

The following table shows contributions to each named executive officer's deferred compensation account in 2023 and the aggregate amount of his deferred compensation as of December 31, 2023.

Name	Executive Contributions in Last FY (1)	Registrant Contributions in Last FY (2)	Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE (5)
Haviv Ilan	$ 365,479	$ 100,828	$ 287,944	$ 171,350	$ 2,521,766
Richard K. Templeton	$ 182,000	$ 309,555	$ 1,298,817 (3)	$1,070,629 (4)	$21,829,626 (6)
Rafael R. Lizardi	$ 64,533	$ 96,359	$ 107,559	$ 308,846	$ 665,328
Hagop H. Kozanian	—	$ 59,180	$ 35,642	$ 26,928	$ 243,321
Kyle M. Flessner	$ 73,000	$ 108,103	$ 59,188	$ 145,246	$ 473,039
Amichai Ron	$ 337,188	$ 68,875	$ 77,757	$ 7,966	$ 576,416

(1)   Amounts shown for Mr. Ilan include a portion of his salary and bonus paid in 2023, for Mr. Lizardi a portion of his salary paid in 2023 and for Messrs. Templeton, Flessner and Ron a portion of their bonus paid in 2023.

(2)   Company matching contributions pursuant to the defined contribution plan. These amounts are included in the "All Other Compensation" column of the 2023 summary compensation table.

(3)   Consists of: (i) $602,400 in dividend equivalents paid under the 120,000-share 1995 RSU award previously discussed, settlement of which has been deferred until after termination of employment; (ii) a $628,800 increase in the value of the RSU award (calculated by subtracting the value of the award at year-end 2022 from the value of the award at year-end 2023 (in both cases, the number of RSUs is multiplied by the closing price of TI common stock on the last trading date of the year)); and (iii) a $67,617 gain in Mr. Templeton's deferred compensation account in 2023. Dividend equivalents are paid at the same rate as dividends on TI common stock.

(4)   Consists of dividend equivalents paid on the RSU award discussed in Note 3 and a $468,229 deferred compensation plan account distribution.

(5)   All amounts contributed by a named executive officer and by the company in prior years have been reported in the summary compensation table in previously filed proxy statements in the year earned to the extent he was a named executive officer for purposes of the SEC's executive compensation disclosure.

(6)   Of this amount, $20,455,200 is attributable to Mr. Templeton's 1995 RSU award, calculated as described in Note 3. The remainder is the balance of his deferred compensation account.

See "Benefits – Retirement plans" for a discussion of the purpose of the plan. An employee's deferred compensation account contains eligible compensation the employee has elected to defer and contributions by the company that are in excess of the IRS limits on (i) contributions the company may make to the enhanced defined contribution plan and (ii) matching contributions the company may make related to compensation the executive officer deferred into his deferred compensation account.

Participants in the deferred compensation plan may choose to defer up to (i) 25% of their base salary, (ii) 90% of their performance bonus and (iii) 90% of profit sharing. Elections to defer compensation must be made in the calendar year prior to the year in which the compensation will be earned.

During 2023, participants could choose to have their deferred compensation mirror the performance of one or more of the following mutual funds, each of which is managed by a third party (these alternatives, which may be changed at any time, are the same as those offered to participants in the defined contribution plans): BlackRock MSCI ACWI ex-U.S. IMI Index Lendable Fund F, Northern Trust Short Term Investment Fund, Northern Trust Aggregate Bond Index Fund-Lending, Northern Trust Russell 1000 Value Index Fund-Lending, Northern Trust Russell 1000 Growth Index Fund-Lending, Northern Trust Russell 2000 Index Fund-Lending, Northern Trust MidCap 400 Index Fund-Lending, BlackRock Equity Index Fund F, BlackRock (EAFE) (Europe, Australia, Far East) Equity Index Fund F, BlackRock Lifepath Index 2030 Fund F, BlackRock Lifepath Index 2040 Fund F, BlackRock Lifepath Index 2050 Fund F, BlackRock Lifepath Index 2025 Fund F, BlackRock Lifepath Index 2035 Fund F, BlackRock Lifepath Index 2045 Fund F, BlackRock Lifepath Index 2055 Fund F, BlackRock Lifepath Index 2060 Fund F and BlackRock Lifepath Index Retirement Fund F.

From among the available investment alternatives, participants may change their instructions relating to their deferred compensation daily. Earnings on a participant's balance are determined solely by the performance of the investments that the participant has chosen. The company does not guarantee any minimum return on investments. A third party administers the company's deferred compensation program.

A participant may request distribution from the plan in the case of an unforeseeable emergency. To obtain an unforeseeable emergency withdrawal, a participant must meet the requirements of Section 409A of the IRC. Otherwise, balances are paid to participants pursuant to their distribution elections and are subject to applicable IRC limitations.

Amounts contributed by the company and amounts earned and deferred by the participant for which there is a valid distribution election on file will be distributed in accordance with the participant's election. Annually, participants may elect separate distribution dates for deferred compensation attributable to a participant's (i) bonus and profit sharing and (ii) salary. Participants may elect that these distributions be in the form of a lump sum or annual installments to be paid out over a period of five or ten consecutive years. Amounts for which no valid distribution election is on file will be distributed three years from the date of deferral.

In the event of the participant's death, payment will be in the form of a lump sum, and the earliest date of payment is the first day of the second calendar month following the month of death. For any other circumstance resulting in termination of employment, payments are distributed in accordance with the participant's valid distribution election.

Like the balances under the non-qualified defined benefit pension plans, deferred compensation balances are unsecured obligations of the company. For amounts earned and deferred prior to 2010, a change in control does not trigger a distribution under the plan. For amounts earned and deferred after 2009, distribution occurs, to the extent permitted by Section 409A of the IRC, if the participant is involuntarily terminated within 24 months after a change in control. Change in control is the Plan definition.

Potential payments upon termination or change in control

None of the named executive officers has an employment contract with the company. They are eligible for benefits on generally the same terms as other U.S. employees upon termination of employment or change in control of the company. TI does not reimburse executive officers for any income or excise taxes that are payable by the executive as a result of payments relating to termination or change in control. For a discussion of the impact of these programs on the compensation decisions for 2023, see "Analysis of compensation determinations – Total compensation" and "Compensation following employment termination or change in control."

Termination

The following programs may result in payments to a named executive officer whose employment terminates. Most of these programs have been discussed above.

Bonus
Our policies concerning bonus and the timing of payments are described under "Compensation philosophy and elements." Whether a bonus would be awarded under other circumstances and in what amount would depend on the facts and circumstances of termination and is subject to the compensation committee's discretion. If awarded, bonuses are paid by the company.

Qualified and non-qualified defined benefit pension plans
The purposes of these plans are described under "Benefits – Retirement plans." The formula for determining benefits, the forms of benefit and the timing of payments are described under "2023 pension benefits." The amounts disbursed under the qualified and non-qualified plans are paid, respectively, by the TI Employees Pension Trust and the company.

Survivor benefit plan
The purpose of this plan, along with the formula for determining the amount of benefit, the form of benefit and the timing of payments, are described under "2023 pension benefits – TI Employees Survivor Benefit Plan." Amounts distributed are paid by the TI Employees Health Benefit Trust.

Deferred compensation plan
The purpose of this plan is described under "Benefits – Deferred Compensation." The amounts payable under this program depend solely on the performance of investments that the participant has chosen. The timing of payments is discussed under "2023 non-qualified deferred compensation" and except in the case of death, payments are made according to the participant's distribution election. Amounts distributed are paid by the company.

Equity compensation
Depending on the circumstances of termination, grantees whose employment terminates may retain the right to exercise previously granted stock options and receive shares under outstanding RSU awards as described in the discussion following the outstanding equity awards at fiscal year-end 2023 table. RSU awards include a right to receive dividend equivalents. The dividend equivalents are paid annually by the company in a single cash payment after the last dividend payment of the year.

Perquisites
Financial counseling is provided to executive officers for a transition period following retirement. Otherwise, no perquisites continue after termination of employment.

In the case of a resignation pursuant to a separation agreement, employees above a certain job grade level, including executive officers, might be offered a 12-month paid leave of absence before termination in exchange for a non-compete and non-solicitation commitment and a release of claims against the company. The leave period will be credited to years of service under the pension plans described above. During the leave, the executive officer's stock options will continue to become exercisable and his or her RSUs will continue to vest. Amounts paid to an individual during a paid leave of absence are not counted when calculating benefits under the qualified and non-qualified pension plans.

In the case of a separation agreement in which the executive officer will be at least 50 years old and have at least 10 years of employment with the company on his or her last day of active employment before beginning the paid leave of absence, the separation agreement will typically include an unpaid leave of absence, to commence at the end of the paid leave and end when the executive officer has reached age 55 (bridge to retirement). During the bridge to retirement, the executive officer will continue to accrue years of service under the qualified and non-qualified pension plans described above. Stock options will continue to become exercisable, and RSUs will remain in effect.

Change in control

Our only program, plan or arrangement providing benefits triggered by a change in control is the TI Employees Non-Qualified Pension Plan. A change in control at December 31, 2023, would have accelerated payment of the balance under that plan. See "2023 pension benefits – TI employees non-qualified pension plans" for a discussion of the purpose of change in control provisions of that plan as well as the circumstances and the timing of payment.

Upon a change in control, there is no acceleration of vesting of stock options and RSUs granted after 2009. Only upon an involuntary termination (not for cause) within 24 months after a change in control of TI will the vesting of such stock options and RSUs accelerate. See the discussion following the outstanding equity awards at fiscal year-end 2023 table for further information concerning change in control provisions relating to stock options and RSUs.

The table below shows as of December 31, 2023, the potential payments upon termination or change in control for each of the named executive officers.

Form of Compensation	Disability	Death	Involuntary Termination for Cause	Resignation; Involuntary Termination (not for Cause)	Retirement	Change in Control
Haviv Ilan						
Qualified Defined Benefit Pension Plan	—	—	—	—	—	—
Non-Qual. Defined Benefit Pension Plan	—	—	—	—	—	—
Non-Qual. Defined Benefit Pension Plan II	—	—	—	—	—	—
Survivor Benefit Plan	—	—	—	—	—	—
Deferred Compensation (6)	—	$ 2,521,766	—	—	—	—
RSUs	$ 16,726,728 (8)	$ 16,726,728 (8)	—	$ 16,726,728 (10)	$ 16,726,728 (10)	—
Stock Options	$ 19,547,191 (11)	$ 19,547,191 (11)	—	$ 19,547,191 (11)	$ 19,547,191 (11)	—
H. Ilan Total	**$ 36,273,919**	**$ 38,795,685**	**—**	**$ 36,273,919**	**$ 36,273,919**	**—**
Richard K. Templeton (1)						
Qualified Defined Benefit Pension Plan	$ 867,532 (2)	$ 439,334 (3)	$ 867,532 (4)	$ 842,983 (4)	$ 867,532 (4)	—
Non-Qual. Defined Benefit Pension Plan	$ 609,677 (2)	$ 306,652 (3)	$ 609,677 (4)	$ 622,905 (4)	$ 609,677 (4)	$ 609,677 (4)
Non-Qual. Defined Benefit Pension Plan II	$ 35,756 (5)	$ 17,984 (3)	$ 35,756 (4)	—	$ 35,756 (4)	—
Survivor Benefit Plan	—	$ 748,995 (6)	—	—	—	—
Deferred Compensation (7)	—	$ 1,374,426	—	—	—	—
RSUs	$ 51,372,212 (8)	$ 51,372,212 (8)	$20,455,200 (9)	$ 51,372,212 (10)	$ 51,372,212 (10)	$20,455,200 (9)
Stock Options	$193,533,135 (11)	$193,533,135 (11)	—	$193,533,135 (11)	$193,533,135 (11)	—
R. K. Templeton Total	**$ 246,418,312**	**$ 247,792,738**	**$21,968,165**	**$246,371,235**	**$246,418,312**	**$ 21,064,877**
Rafael R. Lizardi						
Qualified Defined Benefit Pension Plan	—	—	—	—	—	—
Non-Qual. Defined Benefit Pension Plan	—	—	—	—	—	—
Non-Qual. Defined Benefit Pension Plan II	—	—	—	—	—	—
Survivor Benefit Plan	—	—	—	—	—	—
Deferred Compensation (7)	—	$ 665,328	—	—	—	—
RSUs	$ 8,019,802 (8)	$ 8,019,802 (8)	—	—	—	—
Stock Options	$ 5,651,975 (11)	$ 5,651,975 (11)	—	$ 4,982,689 (12)	—	—
R. R. Lizardi Total	**$ 13,671,777**	**$ 14,337,105**	**—**	**$ 4,982,689**	**—**	**—**

Form of Compensation	Disability	Death	Involuntary Termination for Cause	Resignation; Involuntary Termination (not for Cause)	Retirement	Change in Control
Hagop H. Kozanian						
Qualified Defined Benefit Pension Plan	—	—	—	—	—	—
Non-Qual. Defined Benefit Pension Plan	—	—	—	—	—	—
Non-Qual. Defined Benefit Pension Plan II	—	—	—	—	—	—
Survivor Benefit Plan	—	—	—	—	—	—
Deferred Compensation (7)	—	$ 243,321	—	—	—	—
RSUs	$ 8,515,159 (8)	$ 8,515,159 (8)	—	—	—	—
Stock Options	$ 1,977,460 (11)	$ 1,977,460 (11)	—	$ 1,362,949 (12)	—	—
H. H. Kozanian Total	**$ 10,492,619**	**$ 10,735,940**	**—**	**$ 1,362,949**	**—**	**—**
Kyle M. Flessner						
Qualified Defined Benefit Pension Plan	$ 24,544 (2)	$ 7,451 (3)	$ 13,434 (4)	$ 14,083 (4)	$ 13,434 (4)	—
Non-Qual. Defined Benefit Pension Plan	—	—	—	—	—	—
Non-Qual. Defined Benefit Pension Plan II	—	—	—	—	—	—
Survivor Benefit Plan	—	—	—	—	—	—
Deferred Compensation (7)	—	$ 473,039	—	—	—	—
RSUs	$ 8,610,787 (8)	$ 8,610,787 (8)	—	—	—	—
Stock Options	$ 7,356,941 (11)	$ 7,356,941 (11)	—	$ 6,626,797 (12)	—	—
K. M. Flessner Total	**$ 15,992,272**	**$ 16,448,218**	**$ 13,434**	**$ 6,640,880**	**$ 13,434**	**—**
Amichai Ron						
Qualified Defined Benefit Pension Plan	—	—	—	—	—	—
Non-Qual. Defined Benefit Pension Plan	—	—	—	—	—	—
Non-Qual. Defined Benefit Pension Plan II	—	—	—	—	—	—
Survivor Benefit Plan	—	—	—	—	—	—
Deferred Compensation (7)	—	$ 576,416	—	—	—	—
RSUs	$ 7,117,216 (8)	$ 7,117,216 (8)	—	—	—	—
Stock Options	$ 3,434,575 (11)	$ 3,434,575 (11)	—	$ 3,021,375 (12)	—	—
A. Ron Total	**$ 10,551,791**	**$ 11,128,207**	**—**	**$ 3,021,375**	**—**	**—**

(1) Mr. Templeton was retirement eligible for purposes of TI's defined benefit pension plans and under the terms of his equity compensation awards as of December 31, 2023.

(2) The amount shown is the lump-sum benefit payable at age 65 to the named executive officer in the event of termination as of December 31, 2023, due to disability, assuming the named executive officer does not request payment of his disability benefit until age 65. The assumptions used in calculating these amounts are the same as the age-65 lump-sum assumptions used for financial reporting purposes for the company's audited financial statements for 2023 and are described in Note 5 to the 2023 pension benefits table.

(3) Value of the benefit payable in a lump sum to the executive officer's beneficiary calculated as required by the terms of the plan assuming the earliest possible payment date. The plan provides that in the event of death, the beneficiary receives 50% of the participant's accrued benefit, reduced by the age-applicable joint and 50% survivor factor.

(4) Lump-sum value of the accrued benefit as of December 31, 2023, calculated as required by the terms of the plans assuming the earliest possible payment date.

(5) The amount shown is the lump-sum benefit payable at age 65, in the case of the Non-Qualified Defined Benefit Pension Plan, or separation from service in the case of Plan II. The assumptions used are the same as those described in Note 2.

(6) Calculated as required by the terms of the plan assuming the earliest possible payment date.

(7) In the event of death, a participant's deferred compensation balance becomes payable immediately. The amount shown in the column titled "Death" is the balance as of December 31, 2023, under the non-qualified deferred compensation plan. For all separation events other than death, balances are distributed in accordance with the participant's distribution election as discussed in the narrative following the 2023 non-qualified deferred compensation table.

(8) Calculated by multiplying the number of outstanding RSUs by the closing price of TI common stock as of December 29, 2023 ($170.46). In the event of termination due to disability or death, all outstanding awards will continue to vest according to their terms. See the first table under "Outstanding equity awards at fiscal year-end 2023" for the number of unvested RSUs as of December 31, 2023, and the related discussion following that table of an additional outstanding RSU award held by Mr. Templeton.

(9) Calculated by multiplying the previously discussed 120,000 vested RSUs by the closing price of TI common stock as of December 29, 2023 ($170.46).

(10) Due to retirement eligibility, calculated by multiplying the number of outstanding RSUs held at such termination by the closing price of TI common stock as of December 29, 2023 ($170.46). RSU awards stay in effect and pay out shares according to the vesting schedule.

(11) Calculated as the difference between the grant price of all outstanding in-the-money options and the closing price of TI common stock as of December 29, 2023 ($170.46), multiplied by the number of shares under such options as of December 31, 2023.

(12) Calculated as the difference between the grant price of all exercisable in-the-money options and the closing price of TI common stock as of December 29, 2023 ($170.46), multiplied by the number of shares under such options as of December 31, 2023.

Pay ratio

For 2023, the median of annual total compensation of all employees of our company (other than our CEO) was $79,577. The annual total compensation of our CEO was $21,629,000. Based on this information, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees was approximately 272:1.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the "median employee," we used the following methodology and material assumptions, adjustments and estimates:

- We selected October 1, 2023, as the date upon which we would identify the "median employee."
- As of this date, our employee population consisted of approximately 34,387 individuals working at the company and consolidated subsidiaries, excluding employees on leaves of absence who are not expected to return to work.
- To identify the "median employee," we used base salary and profit sharing information, each of which is paid to all employees. Salaries were annualized for all permanent employees who were employees for less than the full fiscal year or who were on an unpaid leave of absence during a portion of the year.
- We identified and calculated the elements of the median employee's compensation for 2023 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, including the value of the employee's health and welfare benefits (estimated for the employee and the employee's eligible dependents) and retirement-related benefits.
- We applied the exchange rate that we utilize in our payroll system, as of the identification date, to convert foreign currency to U.S. dollars.

The company had two individuals in the role of CEO during 2023, with Mr. Ilan serving as CEO when the company identified the "median employee." As permitted by Item 402(u) of Regulation S-K, the pay ratio was calculated using Mr. Ilan's total compensation as reported in the 2023 summary compensation table, annualized according to his time as CEO, adding in the value of health and welfare benefits (estimated for our CEO and his eligible dependents) and retirement-related benefits. This resulted in annual total compensation for purposes of determining the ratio in the amount of $21,629,000.

Pay versus performance

Set forth below are certain disclosures related to executive compensation and company performance using selected financial performance measures required by the SEC. For a discussion of the company's executive compensation policies and programs and an explanation of how executive compensation decisions are made at TI, please refer to the Compensation Discussion and Analysis.

The following table includes a new calculation of compensation, "compensation actually paid," that differs significantly from the way in which the company views annual compensation decisions, as discussed in the Compensation Discussion and Analysis, and from the summary compensation table calculation of compensation.

Year	Summary Compensation Table Total for PEO (Templeton) (1)	Summary Compensation Table Total for PEO (Ilan) (1)	Compensation Actually Paid to PEO (Templeton) (3)	Compensation Actually Paid to PEO (Ilan) (3)	Average Summary Compensation Table Total for Non-PEO NEOs (2)	Average Compensation Actually Paid to Non-PEO NEOs (3)	Value of Initial Fixed $100 Investment Based on:		Net Income (millions)	Operating Profit (millions)
							Total TSR (7)	S&P IT Index Total TSR (7)		
2023	$20,892,318	$16,199,037	$23,224,692 (4)	$16,399,282 (5)	$ 7,164,737	$ 7,393,056 (6)	$148.43	$219.40	$ 6,510	$ 7,331
2022	$21,629,586	—	$11,834,806	—	$ 7,959,226	$ 5,118,822	$139.51	$139.00	$ 8,749	$ 10,140
2021	$19,195,411	—	$37,422,531	—	$ 6,903,311	$11,327,790	$154.85	$193.58	$ 7,769	$ 8,960
2020	$19,056,652	—	$43,654,015	—	$ 5,827,815	$11,832,752	$131.74	$143.89	$ 5,595	$ 5,894

(1) During 2023, Messrs. Templeton and Ilan each served for a period of time as the company's president and CEO (Principal Executive Officer or "PEO"), and Mr. Templeton was the company's president and CEO for the entirety of 2022, 2021 and 2020. Compensation for the PEO reflects the amounts reported in the summary compensation table for Messrs. Templeton and Ilan for the corresponding years in which each served as the company's president and CEO.

(2) The remaining non-PEO named executive officers for the applicable period are Haviv Ilan (2020-2022), Rafael R. Lizardi (2020-2023), Hagop H. Kozanian (2020-2023), Kyle M. Flessner (2020-2023), Amichai Ron (2023) and Niels Anderskouv (2020). Compensation for our non-PEO named executive officers reflects the amounts reported in the summary compensation table for the respective years.

(3) Reflects the value of equity calculated in accordance with the SEC methodology for determining compensation actually paid for each year shown. We estimate the fair values for non-qualified stock options using the Black-Scholes-Merton option-pricing model. The assumptions used for purposes of calculating fair values of options as of the vest date or fiscal year-end date are the same as the assumptions used for purposes of calculating the grant date fair value of options, except that we determine expected lives of options based on the "simplified method" using an average of the remaining vest and remaining term, as of the vest date or fiscal year-end date, and the risk-free interest rate is based on the Treasury Constant Maturity rate closest to the remaining expected life, as of the vest date or fiscal year-end date.

(4) Adjustments to total compensation for 2023 as reported in the summary compensation table consist of (i) $17,500,109 deduction for amounts reported under the "Stock Awards" and "Option Awards" columns in the summary compensation table; (ii) $15,839,289 increase based on the fair value of equity awards granted in 2023 that remained outstanding and unvested as of December 31, 2023; (iii) $14,551 deduction for equity awards granted in prior fiscal years that remained outstanding and unvested as of December 31, 2023, determined based on the change in fair value of such awards from December 31, 2022, to December 31, 2023; (iv) $2,465,042 increase for awards granted in prior fiscal years that vested in 2023, determined based on the change in fair value of such awards from December 31, 2022, to the vest date; and (v) $1,542,703 increase based on dividend equivalents paid on unvested RSUs in 2023.

(5)   Adjustments to total compensation for 2023 as reported in the summary compensation table consist of (i) $12,000,009 deduction for amounts reported under the "Stock Awards" and "Option Awards" columns in the summary compensation table; (ii) $10,861,164 increase based on the fair value of equity awards granted in 2023 that remained outstanding and unvested as of December 31, 2023; (iii) $63,044 deduction for equity awards granted in prior fiscal years that remained outstanding and unvested as of December 31, 2023, determined based on the change in fair value of such awards from December 31, 2022, to December 31, 2023; (iv) $901,550 increase for awards granted in prior fiscal years that vested in 2023, determined based on the change in fair value of such awards from December 31, 2022, to the vest date; and (v) $500,584 increase based on dividend equivalents paid on unvested RSUs in 2023.

(6)   Adjustments to the non-PEO named executive officers' average total compensation for 2023 as reported in the summary compensation table consist of: (i) $4,900,114 deduction for the average amount reported under the "Stock Awards" and "Option Awards" columns in the summary compensation table; (ii) $4,435,083 increase based on the average fair value of equity awards granted in 2023 that remained outstanding and unvested as of December 31, 2023; (iii) $13,526 deduction for equity awards granted in prior fiscal years that remained outstanding and unvested as of December 31, 2023, determined based on the average change in fair value of such awards from December 31, 2022, to December 31, 2023; (iv) $456,801 increase for awards granted in prior fiscal years that vested in 2023, determined based on the average change in fair value of such awards from December 31, 2022, to the vest date; (v) $250,381 increase based on the average amount of dividend equivalents paid on unvested RSUs in 2023; and (vi) $306 deduction for the change in actuarial present values reported under the "Change in Pension Value and Nonqualifed Deferred Compensation Earnings" column in the summary compensation table.

(7)   TSR represents the cumulative TSR for the company and the S&P Information Technology index over a four-year period beginning December 31, 2019, as of the years ended 2023, 2022, 2021 and 2020. TSR data is obtained from Research Data Group, Inc. (RDG).

Compensation actually paid compared to TSR, net income and operating profit

Compensation actually paid to the PEO (Mr. Templeton) increased year over year by $11,389,886, or 96%, in 2023 and decreased year over year by $25,587,725, or 68%, and $6,231,484, or 14%, in 2022 and 2021, respectively. Compensation actually paid to the remaining non-PEO named executive officers increased year over year by $2,274,234, or 44%, in 2023 and decreased year over year by $6,208,968, or 55%, and $504,962, or 4%, in 2022 and 2021, respectively. During this period, the company's cumulative TSR was 48.4%. Net income decreased year over year by $2.24 billion, or 26%, in 2023 and increased year over year by $980 million, or 13%, and $2.17 billion, or 39%, in 2022 and 2021, respectively. Operating profit decreased year over year by $2.81 billion, or 28%, in 2023 and increased year over year by $1.18 billion, or 13%, and $3.07 billion, or 52%, in 2022 and 2021, respectively.

TSR, net income and operating profit are some indicators of the company's overall performance that may impact the value of total compensation; however, other performance measures and factors are considered in setting named executive officers' compensation. See the Compensation Discussion and Analysis for additional information.

TI TSR compared to S&P IT Index TSR

The company's cumulative TSR of 48.4% for the four-year period ending December 31, 2023, was lower than the S&P Information Technology Index return for the same period of 119.4%.

2023 financial performance measures

The four financial performance measures listed below represent an unranked list of the "most important" financial performance measures linking compensation actually paid to the named executive officers for 2023 and company performance. We do not consider any one of the following financial performance measures to be the most important measure for our company or executive compensation program. Additional financial performance measures, based on an absolute and relative basis, and other measures were used to link executive pay to company performance as further described in the Compensation Discussion and Analysis.

Revenue growth: total TI
Operating profit
Operating profit margin
Total shareholder return

Audit committee matters

Audit committee report

The audit committee of the board of directors has furnished the following report:

As noted in the committee's charter, TI management is responsible for preparing the company's financial statements. The company's independent registered public accounting firm is responsible for auditing the financial statements. The activities of the committee are in no way designed to supersede or alter those traditional responsibilities. The committee's role does not provide any special assurances with regard to TI's financial statements, nor does it involve a professional evaluation of the quality of the audits performed by the independent registered public accounting firm.

The committee has reviewed and discussed with management and the independent accounting firm, as appropriate, (i) the audited financial statements and (ii) management's report on internal control over financial reporting and the independent accounting firm's related opinions.

The committee has discussed with the independent registered public accounting firm, Ernst & Young, the required communications specified by auditing standards together with guidelines established by the SEC and the Sarbanes-Oxley Act.

The committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the audit committee concerning independence and has discussed with Ernst & Young the firm's independence.

Based on the review and discussions referred to above, the committee recommended to the board of directors that the audited financial statements be included in the company's annual report on Form 10-K for 2023 for filing with the SEC.

Janet F. Clark, Chair	Curtis C. Farmer	Jean M. Hobby

Proposal to ratify appointment of independent registered public accounting firm

The audit committee of the board has the authority and responsibility for the appointment, compensation, retention and oversight of the work of TI's independent registered public accounting firm. The audit committee has appointed Ernst & Young LLP to be TI's independent registered public accounting firm for 2024.

TI has engaged Ernst & Young or a predecessor firm to serve as the company's independent registered public accounting firm since 1952. In order to assure continuing auditor independence, the audit committee periodically considers whether the annual audit of TI's financial statements should be conducted by another firm.

The lead audit partner on the TI engagement serves no more than five consecutive years in that role, in accordance with SEC rules. The audit committee chair and management have direct input into the selection of the lead audit partner.

The members of the audit committee and the board believe that the continued retention of Ernst & Young to serve as the company's independent registered public accounting firm is in the best interest of the company and its investors. Consequently, the board asks the stockholders to ratify the appointment of Ernst & Young. If the stockholders do not ratify the appointment, the audit committee will consider whether it should appoint another independent registered public accounting firm.

Representatives of Ernst & Young are expected to be present and available to respond to appropriate questions at the annual meeting. They have the opportunity to make a statement if they desire to do so; they have indicated that, as of this date, they do not.

The fees for services provided by Ernst & Young to the company are described below:

	2023	2022
Audit	$ 10,821,000	$ 10,171,000
Audit-related	$ 687,000	$ 777,000
Tax	$ 2,809,000	$ 1,832,000
All other	$ 31,000	$ 30,000

The services provided were as follows:

Audit: our annual audit, including the audit of internal control over financial reporting, reports on Form 10-Q, assistance with public debt offerings, statutory audits required internationally and accounting consultations.

Audit-related: including employee benefit plan audits and certification procedures relating to compliance with local-government or other regulatory standards for various non-U.S. subsidiaries.

Tax: professional services for tax compliance (preparation and review of income tax returns and other tax-related filings) and tax advice on U.S. and foreign tax matters.

All other: TI Foundation audit and training.

Pre-approval policy. The audit committee is required to pre-approve the audit and non-audit services to be performed by the independent registered public accounting firm to assure that the provision of such services does not impair the firm's independence.

Annually, the independent registered public accounting firm and the director of internal audits present to the audit committee services expected to be performed by the firm over the next 12 months. The audit committee reviews and, as it deems appropriate, pre-approves those services. The services and estimated fees are presented to the audit committee for consideration in the following categories: Audit, Audit-related, Tax and All other (each as defined in Schedule 14A of the Securities Exchange Act). For each service listed in those categories, the committee receives detailed documentation indicating the specific services to be provided. The term of any pre-approval is 12 months from the date of pre-approval, unless the audit committee specifically provides for a different period. The audit committee reviews on at least a quarterly basis the services provided to date by the firm and the fees incurred for those services. The audit committee may revise the list of pre-approved services and related fees from time to time, based on subsequent determinations.

In order to respond to time-sensitive requests for services that may arise between regularly scheduled meetings of the audit committee, the committee has delegated pre-approval authority to its chair. (The audit committee does not delegate to management its responsibilities to pre-approve services.) The chair reports pre-approval decisions to the audit committee and seeks ratification of such decisions at the audit committee's next scheduled meeting.

The audit committee or its chair pre-approved all services provided by Ernst & Young during 2023.

The board of directors recommends a vote For ratification of the appointment of Ernst & Young LLP as the company's independent registered public accounting firm for 2024.

Stockholder proposals

Proposal regarding right to call a special meeting

Mr. John Chevedden, 2215 Nelson Avenue #205, Redondo Beach, CA 90278-2453, the beneficial owner of 40 shares of the company's common stock, has given notice that he or his designee intends to present the following nonbinding, advisory proposal at the annual meeting. The board of directors opposes the stockholder proposal for the reasons set forth below the proposal.

Proxies solicited by management will be voted against the stockholder proposal below unless stockholders specify a contrary choice in their proxies.

In accordance with applicable rules of the SEC, we have set forth Mr. Chevedden's proposal below exactly as submitted to us.

Special Shareholder Meeting Improvement



Shareholders ask our board to take the steps necessary to give the owners of a combined 15% of our outstanding common stock the power to call a special shareholder meeting.

Texas Instruments shareholders gave 47% support to this proposal topic in 2022 when it called for the lower 10% of shares to have the right to call for a special shareholder meeting. This 47% support likely represented 51% support from the TXN shares that have access to independent proxy voting advice and are not forced to rely on the biased view of the Board of Directors.

It is important to remember that it took much more TXN shareholder conviction to vote for the 2022 special shareholder meeting improvement proposal, and thereby reject the recommendation of the Board of Directors, than to simply follow the BOD recommendation.

The 47% support was all the more impressive because the TXN BOD made it difficult to locate the proposal in the TXN proxy. The proposal number was removed from the proposal in the table of contents and in the body of the proxy so it was difficult to match the body of the proposal with the number on the ballot.

An improved right to call a special shareholder meeting can result in better director qualifications and performance since a special shareholder meeting can be used to elect a more qualified director.

For instance with Ms. Carrie Cox the most recent employment is 9 years with a company that has $1.5 million in annual revenue and 164 employees. Ms. Cox received the most against votes of any TXN director and was on the TXN executive pay committee when executive pay was rejected by 15% of shares. A 5% rejection is often the norm at well performing companies.

Management likes to claim that shareholders have multiple means to communicate with management but in most cases these means are as effective as mailing a post card to the CEO. A reasonable right to call a special shareholder meeting is an important step for effective shareholder engagement with management because shareholders have a plan B option of calling for a special shareholder meeting if management resists shareholder engagement.

With the widespread use of online shareholder meetings it is much easier for management to conduct a special shareholder meeting and our bylaws thus need to be updated accordingly.

Please vote yes: **Special Shareholder Meeting Improvement**

Board of directors' response

The board of directors recommends a vote Against this proposal because stockholders already have a meaningful right to call a special meeting.

Earning, building, and maintaining the trust of our many stakeholders is critical to the success and sustainability of our business. The board remains deeply committed to strong governance practices and ethical business practices, and understands the importance of stockholders to have the ability to call special stockholder meetings.

Following extensive stockholder outreach concerning stockholder rights, and in direct response to stockholder feedback, the board amended the company's by-laws in January 2022 to permit stockholders with net long ownership of 25% or more of our outstanding common stock to call special meetings. The board has carefully considered the stockholder proposal to lower the threshold to 15% and for the reasons below, recommends a vote AGAINST this proposal.

Stockholders currently have a meaningful right to call a special meeting at an ownership threshold that appropriately balances the interests of all stockholders.

Our by-laws currently permit stockholders who together hold a 25% net long ownership interest to call a special meeting. This threshold can be achieved by as few as five stockholders. We believe this threshold is appropriate and is aligned with our stockholders' interests. Additionally, the company's 25% ownership threshold is the most common threshold adopted by SP&P 500 companies that provide stockholders with the right to call special meetings. Specifically, of the 336 SP&P 500 companies that provide stockholders with the right to call special meetings, 170 of those companies, or just over half, have a 25% ownership or higher threshold, with 25% being the most common threshold.

Through ongoing engagement with stockholders since 2021, the company has learned that our stockholders have disparate views on the right to call special meetings and the conditions to exercise that right. Some stockholders believe a special meeting right is not necessary or advisable. Others believe that a threshold less than 25% would increase the risk of special meetings being called by as few as one or two stockholders focused on short-term interests. In the view of those stockholders and our board, enabling holders of less than 25% of our common stock to call special meetings could subject the company to disruption from stockholder special interest groups or activists with an agenda not in the best interest of the company or our long-term stockholders.

Prior to the January 2022 by-law amendment adopting a shareholder right to call special meetings, the company reached out to stockholders of approximately two-thirds of the company's outstanding common stock, to determine, among other things, the appropriate threshold to set for a special meeting right. Approximately half of the stockholders with whom the company engaged supported the 25% ownership threshold. No other threshold received a comparable level of support.

At the company's 2022 and 2023 annual meetings, stockholders voted on a substantially similar proposal requesting to amend the company's governance documents to give owners of a combined 10% of outstanding common stock the power to call a special shareholder meeting, both of which failed to garner majority support. In fact, the support level decreased from 2022 to 2023. The proposal provides no additional meaningful support explaining why its new framework (i.e., permitting a combined 15% of the outstanding common stock to call a special stockholders' meeting, as opposed to 10% the past two years) would be in the best interest of the company and its stockholders. The board maintains the belief that its special meeting structure reflects a balanced approach to enhancing stockholder rights and protecting the interests of all stockholders.

The current ownership threshold permits stockholders owning a reasonable minority to call special meetings while helping to avoid using corporate resources on items that may not reflect the interests of the company and its broader stockholder base.

Based on our ownership, as few as two stockholders, acting in combination, could call a special meeting at a 15% threshold. A relatively low threshold for qualifying ownership, like the one proposed, could expose stockholders to the risk of special meetings being called by a small number of stockholders to advance their own agendas, without regard to the long-term best interests of the company and stockholders generally.

The expense and disruption of a special meeting can be significant, including the costs of preparing and distributing proxy materials and the diversion of board and management attention from the oversight and management of our business. As such, the board strongly believes that special meetings should be limited to circumstances where a meaningful number of stockholders believe a matter is sufficiently urgent or extraordinary that it must be addressed between annual meetings. The board believes a 25% threshold strikes the necessary balance between enhancing our stockholders' ability to act on important matters in between annual meetings and protecting the company and other stockholders by allowing only a meaningful group of stockholders to exercise the right.

Stockholders have several methods through which they can influence company practices without lowering the special meeting threshold.

The company has other corporate governance practices in place that protect stockholder rights and provide meaningful avenues for all stockholders, no matter the size, to effectively voice their opinions, including through the company's robust stockholder engagement throughout the year. Additionally, our annual stockholder meeting provides an opportunity for stockholders to provide direct feedback by voting on director nominees, executive compensation, auditor selection and other matters that come before the meeting, or to ask questions of management. Stockholders also may bring specific items of business before the company and other stockholders by submitting proposals for inclusion in the company's proxy materials to be voted on at the meeting, or to be voted on at the meeting without being included in company proxy materials. Company by-laws also allow stockholders to nominate directors at the annual meeting or use proxy access.

The company regularly solicits stockholder views outside the context of formal stockholder meetings, considers that input, and takes appropriate actions where the long-term interests of all our stockholders are best served. The January 2022 amendment of the company's by-laws to provide stockholders a right to call special meetings is only one such example. The company maintains its commitment to continue monitoring developments on this topic as part of its consideration of broader governance issues, and our board will continue to foster an open dialogue with our stockholders regarding the company's corporate governance policies and practices.

Summary

After careful consideration the board believes that implementation of this proposal is not in the best interests of the company or our stockholders and is unnecessary given the current special meeting right that strikes the appropriate balance between protecting the rights of our stockholders and mitigating the risk of abuse. Accordingly, the board believes the adoption of the stockholder proposal is not appropriate and is not in the best interests of our stockholders.

For these reasons, the board of directors recommends a vote Against this proposal.

Proposal to report on due diligence efforts to identify risks associated with product misuse

Friends Fiduciary Corporation, 1700 Market Street, Suite 1535, Philadelphia, PA 19103, the beneficial owner of more than $2,000 of the company's common stock, has given notice that it or its designee intends to present the following nonbinding, advisory proposal at the annual meeting. The board of directors opposes the stockholder proposal for the reasons set forth below the proposal.

Proxies solicited by management will be voted against the stockholder proposal below unless stockholders specify a contrary choice in their proxies.

In accordance with applicable rules of the SEC, we have set forth Friends Fiduciary Corporation's proposal below exactly as submitted to us.

RESOLVED: Shareholders request that the Board of Directors commission an independent third-party report, at reasonable expense and excluding proprietary information, on Texas Instruments' (TI) due diligence process to determine whether customers' misuse of its products expose the company to human rights and other material risks.

WHEREAS: The Royal United Services Institute (RUSI) reported that TI was one of two original manufacturers of approximately 25% of the dual-use items found in 27 Russian weapons systems used in the invasion of Ukraine, including missiles, precision munitions, and electronic warfare. RUSI noted that "US exporters of these products

[had] a due-diligence obligation to make sure they were not destined for a prohibited end user, or to be used in prohibited end use."[1]

Trade data indicates TI's monthly average of products imported into Russia has increased by 142% since the invasion began,[2] often through intermediaries in China.[3]

The United States has imposed numerous sanctions and trade controls against Russia and state-owned businesses[4] focused on "choking off Russian imports of key technologies," including by establishing a Disruptive Technologies Task Force[5] and sanctioning 130 entities in China, Turkey, and United Arab Emirates known to provide dual-use technologies to the Russian military.[6]

Multilateral organizations, states, and accounting bodies are passing legislation on mandatory human rights due diligence (HRDD)[7] and sustainable investment reporting in the EU[8] and calling on companies to report on human rights and conflict as material risks.[9] These advancing legal frameworks and normative standards could expose companies to legal liability for failing to address and report on Russia/Ukraine risks. Similarly, the UN Guiding Principles on Business and Human Rights (UNGPs) call on companies to conduct heightened HRDD in conflict-affected areas due to the acute nature of risks in these contexts.

The misuse of TI's products during Russia's ongoing war against Ukraine may result in heightened human rights and financially material risks through potential exposure to sanctioned parties in the company's value chain, potential violations of emerging EU regulations and the UNGPs, and reputational damage associated with proximity to the commission of Russian war crimes.[10]

TI lags behind industry peers' measures to mitigate these risks, including Qualcomm's Human Rights Working Group, human rights Impact assessments, and identification of "product misuse" as a salient risk[11] and Intel's human rights steering committee and customer screening based on human rights risks.[12]

SUPPORTING STATEMENT

Shareholders seek information, at board and management discretion, through a report that describes TI's:

- Due diligence process to prevent access by prohibited users or for prohibited uses in conflict-affected and high-risk areas (CAHRA), including Russia;
- Board's role in overseeing the management of risks in CAHRA;
- Assessment of material risks to shareholder value posed by product misuse; and
- Assessment of additional policies, practices, and governance measures needed to mitigate identified risks.

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[1] https://static.rusi.org/RUSI-Silicon-Lifeline-final-updated-web_1.pdf

[2] https://www.exportgenius.in

[3] https://carnegieendowment.org/2023/05/17/hong-kong-s-technology-lifeline-to-russia-pub-89775

[4] https://www.state.gov/holding-russia-and-belarus-to-account/

[5] https://subscriber.politicopro.com/article/2023/05/new-biden-task-force-unveils-crackdown-on-theft-of-restricted-tech-00097168

[6] https://home.treasury.gov/news/press-releases/jy1871

[7] https://commission.europa.eu/business-economy-euro/doing-business-eu/corporate-sustainability-due-diligence_en

[8] https://finance.ec.europa.eu/sustainable-finance/disclosures/sustainability-related-disclosure-financial-services-sector_en

[9] http://www.entegreraporlamatr.org/tr/mailing/25122020/images/Reporting-on-enterprise-value_climate-prototype_Dec20.pdf

[10] https://www.pbs.org/newshour/show/parts-made-by-u-s-companies-used-to-build-russian-cruise-missiles

[11] https://www.qualcomm.com/company/corporate-responsibllity/acting-responsibly/human-rights#:~:text=We%20also%20conduct%20regular%20materiality,and%20pay%20%20and%20product%20misuse

[12] https://www.intel.com/content/www/us/en/policy/policy-human-rights.html

Board of directors' response

Given the significant time and resources the company invests in combatting illicit diversion and the improper use of its products, the board of directors believes this proposal to commission a third-party report is unnecessary.

TI invests significant time and resources aimed at preventing the illicit diversion and improper or illegal use of its products. We strongly oppose the use of our semiconductors (chips) in Russian military equipment and the illicit diversion of our products to Russia. We stopped selling products into Russia in February of 2022. Any shipments of TI products into Russia are illicit and unauthorized.

TI has a dedicated team that actively and carefully monitors the sale and shipment of our products as part of our robust global trade compliance program. This includes screening customer orders to keep our chips out of the hands of bad actors.

It is our policy to comply with export control laws; we also require our distributors and customers to comply with export control laws and take action if we learn that they do not. We also work with law enforcement and government agencies to support the effectiveness of export controls.

Analyzing and addressing the challenges associated with the nature of the semiconductor industry and supply chain are key components of TI's global trade compliance program. Our compliance professionals, leadership and board are best situated to assess and manage these challenges. Our experience has shown that a detailed, industry-specific process, such as our global trade compliance program, is the most effective way to address these challenges. The proposal would interfere with and micromanage our vigorous, ongoing efforts.

The company invests significant time and resources combatting illicit diversion and preventing the improper or illegal use of its products.

TI has policies and practices in place to address the proposal's primary objective—to keep our products out of the hands of bad actors who seek to evade applicable laws and misuse our products for illicit and unauthorized uses. To address this challenge, we have a robust global trade compliance program, which includes customer due diligence. The company's compliance program is overseen by the audit committee of the board of directors.

Building, implementing and operating a global trade compliance program to address sanctions and export controls involves a complex, detailed, industry-specific process. The global trade compliance team implements this program. Their key responsibilities include:

- performing customer due diligence, including real-time screening of multiple millions of orders each year for compliance with restricted and sanctioned-party lists;
- identifying export and import classifications of our products and obtaining licenses as needed;
- engaging with regulatory agencies and law enforcement to support the effectiveness of export controls and sanctions; and
- continually assessing program evolutions and opportunities to better block the efforts of bad actors seeking to divert our chips to unauthorized parties or for unauthorized uses.

Our continued investment in keeping our products out of the hands of bad actors is important because of the challenges associated with the nature of the semiconductor industry.

We understand the importance of investing in an ever-evolving global trade compliance program because bad actors continue to run sophisticated sanctions-evasion schemes to obtain the chips they need.

TI sells billions of commonly-used chips each year. Any electronic device that plugs into a wall or has a battery likely has at least one TI chip in it. Staggering volumes of chips are produced by manufacturers around the world every year. The industry as a whole shipped more than 1.15 trillion chips in 2021.[1]

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[1] https://www.semiconductors.org/semiconductor-industry-is-committed-to-combatting-illicit-chip-diversion/

Compounding the issue further is the longevity of our and others' chips, which can last for decades. Chips manufactured in the1980's – and even earlier – can still function without significant degradation or loss of function. Even today, chips shipped before the Russian invasion of Ukraine are likely sitting unused in storerooms around the globe.

The low cost and extremely small size of many chips also contribute to this challenge. Chips acquired legally in the United States or any number of other countries can easily be diverted and sent out of the country without much chance of detection by authorities. Also, unauthorized companies might acquire chips at any point in the supply chain, including from other companies reselling excess inventory.

Analyzing these challenges and trying to effectively address them are key components of TI's robust compliance strategies and efforts, and TI works with both the industry and governments to do so.

The proposal would inappropriately interfere with TI's business operations and micromanage our substantial efforts already in place to combat the illicit diversion of our products.

As is explained above, TI already invests significant time and resources aimed at preventing the improper and illegal use of its products, which helps combat illicit chip diversion.

The proposal's request for an independent third-party report seeks to supplant the judgments of the company's compliance professionals, leadership and the board in deciding how best to navigate this complex, industry-wide effort. The requested report probes deeply into day-to-day business and compliance matters, which TI is managing appropriately and over which the board's audit committee is exercising effective oversight.

We have long been committed to operating our business with high standards, and we take seriously the issue of illicit diversion and misuse of our products in conflict-affected and high-risk areas. This commitment is reflected by the significant investment we have made in implementing our robust, global compliance program.

Given the significant time and resources the company invests in combatting illicit diversion and the improper use of its products, the board of directors recommends a vote against this ballot item.

Additional information

Voting securities

As stated in the notice of annual meeting, holders of record of the common stock at the close of business on February 28, 2024, may vote at the meeting or any adjournment of the meeting. As of February 28, 2024, 910,055,750 shares of TI common stock were outstanding. This is the only class of capital stock entitled to vote at the meeting. Each holder of common stock has one vote for each share held.

Security ownership of certain beneficial owners

The following table shows the only persons who have reported beneficial ownership of more than 5% of the common stock of the company by virtue of filing a Schedule 13G with the SEC. Persons generally "beneficially own" shares if they have the right to either vote those shares or dispose of them. More than one person may be considered to beneficially own the same shares.

Name and Address	Shares Owned at December 31, 2023	Percent of Class
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	90,033,191 (1)	9.91%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	76,795,073 (2)	8.5%

(1)   According to its Schedule 13G/A filing, The Vanguard Group has shared voting power for 1,168,090 shares, sole dispositive power for 86,012,274 shares and shared dispositive power for 4,020,917 shares.

(2) According to its Schedule 13G/A filing, BlackRock, Inc. has sole voting power for 69,978,094 shares and sole dispositive power for 76,795,073 shares.

Security ownership of directors and management

The following table shows the beneficial ownership of TI common stock by directors, the named executive officers and all executive officers and directors as a group. Each director and named executive officer has sole voting and investment power with respect to the shares owned, except as to the interests of spouses or as otherwise indicated. No director or executive officer has pledged shares of TI common stock.

Name	Shares Owned at December 31, 2023	Percent of Class
Directors (1)		
Mark A. Blinn (2)	42,020	*
Todd M. Bluedorn	22,752	*
Janet F. Clark	39,738	*
Carrie S. Cox	56,260	*
Martin S. Craighead	34,614	*
Reginald DesRoches	**	*
Curtis C. Farmer	1,605	*
Jean M. Hobby	27,678	*
Haviv Ilan	588,707	*
Ronald Kirk	61,939	*
Pamela H. Patsley	124,448	*
Robert E. Sanchez	74,079	*
Richard K. Templeton (3)	3,520,205	*
Management (4)		
Rafael R. Lizardi	276,638	*
Hagop H. Kozanian	172,693	*
Kyle M. Flessner	287,495	*
Amichai Ron	183,701	*
All executive officers and directors as a group (5)	6,214,657	*

* Less than 1%

** On March 1, 2024, the date of his election to the board, Dr. DesRoches received a restricted stock unit grant with a value of $200,000 pursuant to the terms of the Texas Instruments 2018 Director Compensation Plan.

(1) Included in the shares owned shown above are:

Directors	Shares Obtainable within 60 Days	RSUs (Shares) (a)	Shares Credited to Deferred Compensation Accounts (b)
Mark A. Blinn	4,615	11,773	10,586
Todd M. Bluedorn	16,386	2,502	—
Janet F. Clark	22,451	9,516	7,771
Carrie S. Cox	16,386	32,662	4,073
Martin S. Craighead	12,080	2,502	—
Reginald DesRoches	—	(c)	—
Curtis C. Farmer	—	1,086	519
Jean M. Hobby	22,451	2,502	—
Haviv Ilan	467,513	98,127	—
Ronald Kirk	42,980	2,502	5,322
Pamela H. Patsley	32,441	4,502	59,345
Robert E. Sanchez	42,980	9,369	11,324
Richard K. Templeton	2,408,083	301,374	—

(a) The non-employee directors' RSUs granted before 2007 are settled in TI common stock generally upon the director's termination of service provided he or she has served at least eight years or has reached the company's retirement age for directors. RSUs granted after 2006 are settled in TI common stock generally upon the fourth anniversary of the grant date.

(b) The shares in deferred compensation accounts are issued following the director's termination of service.

(c) On March 1, 2024, the date of his election to the board, Dr. DesRoches received a restricted stock unit grant with a value of $200,000 pursuant to the terms of the Texas Instruments 2018 Director Compensation Plan.

(2) Includes 15,046 shares held in a trust for which Mr. Blinn shares voting and investment power.

(3) Includes 12,999 shares credited to Mr. Templeton's 401(k) and profit sharing accounts. Also includes 48,840 shares held in trusts and 649,681 shares held by the Richard and Mary Templeton Foundation, a charitable foundation, for each of which Mr. Templeton shares voting and investment power. Mr. Templeton has no pecuniary interest in the Foundation's shares.

(4) Included in the shares owned shown above are:

Executive Officer	Shares Obtainable within 60 Days	Shares Credited to 401(k) Account	RSUs (Shares)
Rafael R. Lizardi	178,713	—	47,048
Hagop H. Kozanian	117,078	—	49,954
Kyle M. Flessner	211,201	—	50,515
Amichai Ron	133,654	—	41,753

(5) Includes:

(a) 4,234,199 shares obtainable within 60 days;

(b) 12,999 shares credited to 401(k) accounts;

(c) 821,190 shares subject to RSU awards; for the terms of these RSUs, see page 50; and

(d) 98,940 shares credited to certain non-employee directors' deferred compensation accounts; shares in deferred compensation accounts are issued following a director's termination of service.

Related person transactions

Because we believe that company transactions with directors and executive officers of TI or with persons related to TI directors and executive officers present a heightened risk of creating or appearing to create a conflict of interest, we have a written related person transaction policy that has been approved by the board of directors. The policy states that TI directors and executive officers should obtain the approvals or ratifications specified below in connection with any related person transaction. The policy applies to transactions in which:

1. TI or any TI subsidiary is or will be a participant;
2. The amount involved exceeds or is expected to exceed $120,000 in a fiscal year; and
3. Any of the following (a "related person") has or will have a direct or indirect interest:
   (a) A TI director or executive officer or an Immediate Family Member of a director or executive officer;
   (b) A stockholder owning more than 5% of the common stock of TI or an Immediate Family Member of such stockholder, or, if the 5% stockholder is not a natural person, any person or entity designated in the Form 13G or 13D filed under the SEC rules and regulations by the 5% stockholder as having an ownership interest in TI stock (individually or collectively, a "5% holder"); or
   (c) An entity in which someone listed in (a) above has a 5% or greater ownership interest, by which someone listed in (a) is employed, or of which someone listed in (a) is a director, principal or partner.

For purposes of the policy, an "Immediate Family Member" is any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law or any person (other than a tenant or employee) sharing the household of a TI director, executive officer or 5% holder.

The policy specifies that a related person transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions or arrangements.

The required approvals are as follows:

Arrangement Involving:	Approval Required by:
Executive officer who is also a member of the TI board, an Immediate Family Member of such person, or an entity in which any of the foregoing has a 5% or greater ownership interest	GSR committee
Chair of the GSR committee, chief compliance officer, any of his or her Immediate Family Members, or an entity in which any of the foregoing has a 5% or greater ownership interest	GSR committee
Any other director or executive officer, an Immediate Family Member of such person, or an entity in which any of the foregoing has a 5% or greater ownership interest	Chief compliance officer in consultation with the chair of the GSR committee
A 5% holder	GSR committee

No member of the GSR committee will participate in the consideration of a related person arrangement in which such member or any of his or her Immediate Family Members is the related person.

The approving body or persons will consider all of the relevant facts and circumstances available to them, including (if applicable) but not limited to the benefits to the company of the arrangement; the impact on a director's independence; the availability of other sources for comparable products or services; the terms of the arrangement; and the terms available to unrelated third parties or to employees generally. The primary consideration is whether the transaction between TI and the related person (i) was the result of undue influence from the related person or (ii) could adversely influence or appear to adversely influence the judgment, decisions or actions of the director or executive officer in meeting TI responsibilities or create obligations to other organizations that may come in conflict with responsibilities to TI.

No related person arrangement will be approved unless it is determined to be in, or not inconsistent with, the best interests of the company and its stockholders, as the approving body or persons shall determine in good faith.

The chief compliance officer will provide periodic reports to the committee on related person transactions. Any related person transaction brought to the attention of the chief compliance officer or of which the chief compliance officer becomes aware that is not approved pursuant to the process set forth above shall be terminated as soon as practicable.

The board has determined that the following types of transactions pose little risk of a conflict of interest and therefore has deemed them approved:

- Compensation paid to a TI director or executive officer for services as such, or where the sole interest in a related person transaction of a TI director, executive officer or 5% holder is their position as such;
- Transactions where the rates or charges involved are determined by competitive bids, involve the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority;
- Transactions involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture or similar services;
- Interests of a related person arising only from:
  - the direct or indirect ownership in another party to the transaction and that ownership, when combined with the ownership of all the other individuals specified in 3(a)-(c) above, is less than 5% of the outstanding equity of such party;
  - an interest as a limited partner in a partnership, and that ownership interest, when combined with all the other ownership interests of the other individuals specified in 3(a)-(c) above, is less than 5% of the total ownership interest of the limited partnership;
  - their position as a director of another corporation or organization;
  - the ownership of TI stock and all holders of that class of stock receive the same benefit on a pro rata basis;
- Transactions in the ordinary course of business where the only relationship of a TI director or executive officer or their Immediate Family Member is as an employee (other than an executive officer) and/or less than a 10% beneficial owner of the other entity if (i) the TI director or executive officer is not involved in negotiating the terms of the transaction and (ii) amounts involved for the fiscal year do not exceed the greater of $200,000 or 2% of the entity's consolidated gross revenues for that year;
- Charitable contributions, grants or endowments by TI or the TI Foundation to an entity where the only relationship of the TI director or executive officer or their Immediate Family Member is as a trustee or employee (other than as an executive officer) if the aggregate payments for the fiscal year do not exceed the greater of $200,000 or 2% of the recipient's consolidated gross revenues for that year. "Payments" exclude payments arising solely from investments in TI stock, payments under the TI Director Award Program and payments under non-discretionary charitable contribution matching programs; and
- Transactions involving the employment of an Immediate Family Member of a TI director or executive officer if such director or executive officer does not participate in the decisions regarding the hiring, performance evaluation or compensation of the Immediate Family Member and such hiring, performance evaluation or compensation is determined on a basis consistent with TI's human resources policies.

Compensation committee interlocks and insider participation

During 2023, Messrs. Craighead, Blinn and Kirk and Mses. Cox and Patsley served on the compensation committee. No committee member (i) was an officer or employee of TI, (ii) was formerly an officer of TI or (iii) had any relationship requiring disclosure under the SEC's rules governing disclosure of related person transactions (Item 404 of Regulation S-K). No executive officer of TI served as a director or member of the compensation committee of another entity, one of whose directors or executive officers served as a member of our board of directors or a member of the compensation committee.

Cost of solicitation

The solicitation is made on behalf of our board of directors. TI will pay the cost of soliciting these proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for reasonable expenses they incur in sending these proxy materials to beneficial holders of our shares.

Without receiving additional compensation, directors, officers and employees of TI may solicit proxies personally by telephone, fax or email from some stockholders if proxies are not promptly received. We have also hired Georgeson LLC to assist in the solicitation of proxies at a cost of $13,500 plus out-of-pocket expenses.

Stockholder proposals and nominations for 2025

The table below shows the deadlines for stockholders to submit proposals or director nominations for next year's annual meeting.

	Proposals for Inclusion in 2025 Proxy Materials	Director Nominees for Inclusion in 2025 Proxy Materials (Proxy Access)	Other Proposals/Nominees to be Presented at 2025 Annual Meeting (and Not for Inclusion in Proxy Materials)
When proposal must be received by Texas Instruments	On or before November 12, 2024	No earlier than October 13, 2024, and no later than November 12, 2024	No earlier than December 26, 2024, and no later than January 25, 2025

In addition to satisfying the requirements of the company's by-laws, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than board's nominees must also comply with the additional requirements of Rule 14a-19(b) under the Exchange Act.

Any proposals, nominations or notices are to be sent to Texas Instruments Incorporated, 12500 TI Boulevard, MS 8658, Dallas, TX 75243, Attn: Secretary.

We reserve the right to reject, rule out of order or take any other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

Benefit plan voting

A participant in the TI Contribution and 401(k) Savings Plan or the TI 401(k) Savings Plan is a "named fiduciary" under the plans and is entitled to direct the voting of shares allocable to his or her accounts under these plans. The trustee administering the plan will vote the shares in accordance with the named fiduciary's instructions. Instructing the trustee on the voting of shares held for the accounts should be done by April 22, 2024, in the manner described in the notice of annual meeting.

Additionally, participants under the plans are designated as "named fiduciaries" for the purpose of voting TI stock held under the plans for which no voting direction is received. TI shares held by the TI 401(k) savings plans for which no voting instructions are received by April 22, 2024, will be voted in the same proportions as the shares in the plans for which voting instructions have been received by that date unless otherwise required by law.

Delinquent Section 16(a) reports

Section 16(a) of the Securities Exchange Act requires certain persons, including the company's directors and Section 16 officers, to file reports with the SEC regarding beneficial ownership of certain equity securities of the company. Based upon a review of reports filed with the SEC and written representations from the reporting persons, the company believes that all reports, other than as follows, during 2023 were timely filed by its directors and Section 16 officers. Due to administrative errors, there were four late filings for Kyle Flessner with respect to seven purchases occurring in 2021 and 2022 that were reported on Form 4 in 2023 and one late filing for Carrie Cox with respect to an exercise of options and resulting sale of shares in 2023.

Telephone and internet voting

Registered stockholders and benefit plan participants. Stockholders with shares registered directly with Computershare (TI's transfer agent) and participants who beneficially own shares in a TI benefit plan may vote telephonically by calling (800) 690-6903 (within the U.S. and Canada only, toll-free) or via the internet at www.proxyvote.com.

The telephone and internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly.

Stockholders with shares registered in the name of a brokerage firm or bank. A number of brokerage firms and banks offer telephone and internet voting options. These programs may differ from the program provided to registered stockholders and benefit plan participants. Stockholders should check the information forwarded by the bank, broker or other holder of record to see which options are available.

Stockholders voting via the internet should understand that there may be costs associated with electronic access, such as usage charges from telephone companies and internet access providers, that must be borne by the stockholder.

Stockholders sharing the same address

To reduce the expenses of delivering duplicate materials, we take advantage of the SEC's "householding" rules that permit us to deliver only one set of proxy materials (or one Notice of Internet Availability of Proxy Materials) to stockholders who share an address unless otherwise requested. Stockholders who share an address with another stockholder and who received only one set of these materials may request a separate copy at no cost by calling Investor Relations at (214) 479-3773 or by writing to Texas Instruments Incorporated, P.O. Box 660199, MS 8657, Dallas, TX 75266-0199, Attn: Investor Relations. For future annual meetings, those stockholders may request separate materials, or request that we send only one set of materials if they are receiving multiple copies, by calling (866) 540-7095 or writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717.

Internet availability of proxy materials

We are furnishing proxy materials to our stockholders primarily over the internet. A Notice of Internet Availability of Proxy Materials will be mailed to stockholders with instructions on how to access the proxy materials online. Stockholders may follow the instructions in the Notice of Internet Availability of Proxy Materials to elect to receive future proxy materials in print by mail or electronically by email. Stockholders may also request electronic delivery by visiting https://enroll.icsdelivery.com/TXN. We encourage stockholders to take advantage of electronic delivery to help support our sustainability efforts and reduce the company's printing and mailing costs.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on April 25, 2024. This 2024 proxy statement and the company's 2023 annual report are accessible at www.proxyvote.com.

The company's annual report on Form 10-K for the year ended December 31, 2023, which contains consolidated financial statements, accompanies this proxy statement. **You may also obtain a copy of the company's 2023 Form 10-K, including a list of exhibits and any exhibit specifically requested, without charge by writing to Investor Relations, P.O. Box 660199, MS 8657, Dallas, TX 75266-0199.** Our Form 10-K is also available in the "Investor Relations" section of our website at www.ti.com. The contents posted on our website are not incorporated by reference into this proxy statement.

Sincerely,



Cynthia Hoff Trochu
Senior Vice President, Secretary and General Counsel

Dallas, Texas
March 12, 2024

Notice regarding forward-looking statements

This proxy statement includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as TI or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Statements herein that describe TI's business strategy, ability to generate free cash flow in the future, outlook, objectives, plans, intentions or goals also are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results and amounts to differ materially from those in forward-looking statements. For a detailed discussion of the risks and uncertainties, see the risk factors discussion in Item 1A of our annual report on Form 10-K for the year ended December 31, 2023. The forward-looking statements included in this proxy statement are made only as of the date of this proxy statement, and we undertake no obligation to update the forward-looking statements to reflect subsequent events or circumstances.

Appendix A

TEXAS INSTRUMENTS 2024 LONG-TERM INCENTIVE PLAN

SECTION 1. *Purpose*

The Texas Instruments 2024 Long-Term Incentive Plan is intended as a successor plan to the Company's 2009 Long-Term Incentive Plan and the predecessors thereto. This Plan is designed to enhance the ability of the Company to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of the Company.

SECTION 2. *Definitions*

As used in the Plan, the following terms shall have the meanings set forth in this Section 2.

(a) "*Affiliate*" shall mean (i) any entity that, directly or indirectly, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in either case as determined by the Committee.

(b) "*Award*" shall mean any award of an Option, Restricted Stock, Restricted Stock Unit, Performance Unit or Other Stock-Based Award granted under the Plan.

(c) "*Award Agreement*" shall mean any written agreement, contract or other instrument or document evidencing an Award granted under the Plan, which may, but need not, be executed or acknowledged by a Participant. An Award Agreement may be in electronic form.

(d) "*Board*" shall mean the board of directors of the Company.

(e) "*Cause*" shall have the meaning set forth in the Award Agreement, if any, or if not so defined, shall have the meaning determined by the Company in its sole discretion.

(f) "*Change in Control*" shall mean an event that will be deemed to have occurred:

(i) On the date any Person, other than (1) the Company or any of its Subsidiaries, (2) a trustee or other fiduciary holding stock under an employee benefit plan of the Company or any of its Affiliates, (3) an underwriter temporarily holding stock pursuant to an offering of such stock, or (4) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, acquires ownership of stock of the Company that, together with stock held by such Person, constitutes more than 50% of the total fair market value or total voting power of the stock of the Company. However, if any Person is considered to own more than 50% of the total fair market value or total voting power of the stock of the Company, the acquisition of additional stock by the same Person is not considered to be a Change in Control;

(ii) On the date a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the Board before the date of the appointment or election; or

(iii) On the date any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to or more than 80% of the total gross fair market value of all of the assets of the Company immediately before such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the Company or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. However, there is no Change in Control when there is such a sale or transfer to (i) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company's then outstanding stock; (ii) an entity, at least 50% of the total value or voting power of the stock of which is owned, directly or indirectly, by the Company; (iii) a Person that owns, directly or indirectly, at least 50% of the total value or voting power of the outstanding stock of the Company; or (iv) an entity, at least 50% of the total value or voting power of the stock of which is owned, directly or indirectly, by a Person that owns, directly or indirectly, at least 50% of the total value or voting power of the outstanding stock of the Company.

(iv) For purposes of (i), (ii) and (iii) of this Section 2(f),

(A) "Affiliate" shall have the meaning set forth in Rule 12b-2 promulgated under Section 12 of the Securities Exchange Act of 1934, as amended;

(B) "Person" shall have the meaning given in Section 7701(a)(1) of the Code. Person shall include more than one Person acting as a group as defined by the Final Treasury Regulations issued under Section 409A; and

(C) "Subsidiary" means any entity whose assets and net income are included in the consolidated financial statements of the Company audited by the Company's independent auditors and reported to stockholders in the annual report to stockholders.

(v) Notwithstanding the foregoing, in no case will an event in (i), (ii) or (iii) of this Section 2(f) be treated as a Change in Control unless such event also constitutes a "change in control event" with respect to the Company within the meaning of Treas. Reg. § 1.409A-3(i)(5) or any successor provision.

(g) "*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time, including any regulations or guidance issued thereunder.

(h) "*Committee*" shall mean a committee of the Board designated by the Board to administer the Plan. Unless otherwise determined by the Board, the Compensation Committee designated by the Board shall be the Committee under the Plan.

(i) "*Company*" shall mean Texas Instruments Incorporated, together with any successor thereto.

(j) "*Fair Market Value*" shall mean, with respect to any property (including, without limitation, any Shares or other securities), the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

(k) "*Incentive Stock Option*" shall mean an option granted under Section 6 that is intended to meet the requirements of Section 422 of the Code, or any successor provision thereto.

(l) "*Involuntary Termination*" shall mean a separation from service, other than for Cause, due to the independent exercise of unilateral authority of the Company or any Affiliate to terminate the Participant's services, other than due to the Participant's implicit or explicit request, where the Participant was willing and able to continue to perform services, provided that such separation from service satisfies the requirements of Section 409A to the extent necessary.

(m) "*Non-Qualified Stock Option*" shall mean an option granted under Section 6 that is not intended to be an Incentive Stock Option.

(n) "*Option*" shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

(o) "*Other Stock-Based Award*" shall mean any right granted under Section 10.

(p) "*Participant*" shall mean an individual granted an Award under the Plan.

(q) "*Performance Unit*" shall mean any right granted under Section 8.

(r) "*Plan*" shall mean this Texas Instruments 2024 Long-Term Incentive Plan, as may be amended from time to time.

(s) "*Restricted Stock*" shall mean any Share granted under Section 7.

(t) "*Restricted Stock Unit*" shall mean a contractual right granted under Section 7 that is denominated in Shares, each of which represents a right to receive the value of a Share (or a percentage of such value, which percentage may be higher than 100%) on the terms and conditions set forth in the Plan and the applicable Award Agreement.

(u) "*Section 409A*" shall mean Section 409A of the Code.

(v) "*Shares*" shall mean shares of the common stock of the Company, $1.00 par value.

(w) "*Specified Employee*" shall mean an employee who is a "specified employee" (as defined in Section 409A(2)(b)(i) of the Code) for the applicable period, as determined by the Committee in accordance with Treas. Reg. § 1.409A-1(i) or any successor provision.

(x) "*Stock Appreciation Right*" or "*SAR*" shall mean any right granted pursuant to Section 9 to receive, upon exercise by the Participant, the excess of (i) the Fair Market Value of one Share on the date of exercise or any date or dates during a specified period before the date of exercise over (ii) the grant price of the right, which grant price, except in the case of Substitute Awards, shall not be less than the Fair Market Value of one Share on the date of grant of the right.

(y) "*Substitute Awards*" shall mean Awards granted in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or with which the Company combines.

SECTION 3. *Eligibility.*

(a) Any individual who is employed by the Company or any Affiliate and any individual who provides services to the Company or any Affiliate as an independent contractor, including any officer or employee-director, shall be eligible to be selected to receive an Award under the Plan.

(b) An individual who has agreed to accept employment by, or to provide services to, the Company or an Affiliate shall be deemed to be eligible for Awards hereunder as of commencement of employment.

(c) Directors who are not full-time or part-time officers or employees are not eligible to receive Awards hereunder.

(d) Holders of options and other types of awards granted by a company acquired by the Company or with which the Company combines are eligible for grant of Substitute Awards hereunder.

SECTION 4. *Administration.*

(a) The Plan shall be administered by the Committee.

(b) Subject to the terms of the Plan and applicable law, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards (including Substitute Awards) to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights, or other matters are to be calculated in connection with) Awards; (iv) determine the terms and conditions of any Award, including any amendments or revisions thereto; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards, or other property, or canceled, forfeited or suspended, and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine, consistent with Section 11(f), whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, other property, and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee; (vii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (viii) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan, including adopting sub-plans and addenda for Participants outside the United States to achieve favorable tax results or facilitate compliance with applicable laws; (ix) determine whether and to what extent Awards should comply or continue to comply with any requirement of statute or regulation; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c) All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company or any Affiliate, the stockholders and the Participants.

SECTION 5. *Shares Available for Awards.*

(a) Subject to adjustment as provided in this Section 5, the number of Shares available for issuance under the Plan shall be 33,000,000 shares.

(b) If, after the effective date of the Plan, (i) any Shares covered by an Award, or to which such an Award relates, are forfeited or (ii) any Award expires or is cancelled or otherwise terminated, then the number of Shares available for issuance under the Plan shall increase, to the extent of any such forfeiture, expiration, cancellation or termination. For purposes of this Section 5(b) awards and options granted under any previous option or long-term incentive plan of the Company (other than a Substitute Award granted under any such plan) shall be treated as Awards. For the avoidance of doubt, the number of Shares available for issuance under the Plan shall not be increased by: (i) the withholding of Shares as a result of the net settlement of an outstanding Option or SAR; (ii) the delivery of Shares to pay the exercise price or withholding taxes relating to an Award; or (iii) the repurchase of Shares on the open market using the proceeds of an Option's exercise.

(c) Any Shares underlying Substitute Awards shall not be counted against the Shares available for granting Awards.

(d) Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, of treasury Shares or of both.

(e) In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spinoff, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall equitably adjust any or all of (i) the number and type of Shares (or other securities or property) which thereafter may be made the subject of Awards, including the aggregate limit specified in Section 5(a), (ii) the number and type of Shares (or other securities, cash or property) subject to outstanding Awards, (iii) the grant, purchase, or exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award, and (iv) the terms and conditions of any outstanding Awards, including the performance criteria of any Awards; *provided*, *however*, that the number of Shares subject to any Award denominated in Shares shall always be a whole number. Any such adjustment with respect to a "stock right" outstanding under the Plan, as defined in Section 409A, shall be made in a manner that is intended to avoid the imposition of any additional tax or penalty under Section 409A.

SECTION 6. *Options.*

(a) The Committee is hereby authorized to grant Options to Participants with the terms and conditions described in this Section 6 and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine.

(b) The purchase price per Share under an Option shall be determined by the Committee; *provided*, *however*, that, except in the case of Substitute Awards, such purchase price shall not be less than the Fair Market Value of a Share on the date of grant of such Option.

(c) The term of each Option shall be fixed by the Committee but shall not exceed 10 years; *provided*, *however*, that the Committee may provide for a longer term to accommodate regulations in non-U.S. jurisdictions that require a minimum exercise or vesting period following a Participant's death to achieve favorable tax results or comply with local law.

(d) The Committee shall determine the time or times at which an Option may be exercised in whole or in part, and the method or methods by which, and the form or forms (including, without limitation, cash, Shares, other Awards, or other property, or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price) in which, payment of the exercise price with respect thereto may be made or deemed to have been made.

(e) The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, or any successor provision thereto, and any regulations promulgated thereunder, but the Company makes no representation that any options will qualify, or continue to qualify as an Incentive Stock Option and makes no covenant to maintain Incentive Stock Option status.

SECTION 7. *Restricted Stock and Restricted Stock Units.*

(a) The Committee is hereby authorized to grant Awards of Restricted Stock and Restricted Stock Units to Participants with the terms and conditions described in this Section 7 and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine.

(b) Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right or property), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.

(c) Any share of Restricted Stock granted under the Plan may be evidenced in such manner as the Committee may deem appropriate including, without limitation, book-entry registration or issuance of a stock certificate or certificates. In the event any stock certificate is issued in respect of shares of Restricted Stock granted under the Plan, such certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock.

(d) Except as otherwise determined by the Committee, upon termination of employment or cessation of the provision of services (as determined under criteria established by the Committee) for any reason during the applicable restriction period, all Shares of Restricted Stock and all Restricted Stock Units still, in either case, subject to restriction shall be forfeited and reacquired by the Company; *provided*, *however*, that the Committee may, when it finds that a waiver would be in the best interests of the Company, waive in whole or in part any or all remaining restrictions with respect to Shares of Restricted Stock or Restricted Stock Units.

SECTION 8. *Performance Units.*

(a) The Committee is hereby authorized to grant Performance Units to Participants with terms and conditions as the Committee shall determine not inconsistent with the provisions of the Plan.

(b) Subject to the terms of the Plan, a Performance Unit granted under the Plan (i) may be denominated or payable in cash, Shares (including, without limitation, Restricted Stock), other securities, other Awards, or other property and (ii) shall confer on the holder thereof rights valued as determined by the Committee and payable to, or exercisable by, the holder of the Performance Unit, in whole or in part, upon the achievement of such performance goals during such performance periods as the Committee shall establish. Subject to the terms of the Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Unit granted and the amount of any payment or transfer to be made pursuant to any Performance Unit shall be determined by the Committee.

SECTION 9. *Stock Appreciation Rights (SARs).*

(a) The Committee is hereby authorized to grant SARs to Participants with terms and conditions as the Committee shall determine not inconsistent with the provisions of the Plan.

(b) The term of each SAR shall be fixed by the Committee but shall not exceed 10 years; *provided*, *however*, that the Committee may provide for a longer term to accommodate regulations in non-U.S. jurisdictions that require a minimum exercise or vesting period following a Participant's death to achieve favorable tax results or comply with local law.

SECTION 10. *Other Stock-Based Awards.*

The Committee is hereby authorized to grant to Participants such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares) as are deemed by the Committee to be consistent with the purposes of the Plan. Subject to the terms of the Plan, the Committee shall determine the terms and conditions of such Awards. Shares or other securities delivered pursuant to a purchase right granted under this Section 10 shall be purchased for such consideration, which may be paid by such method or methods and in such form or forms, including, without limitation, cash, Shares, other securities, other Awards, or other property, or any combination thereof, as the Committee shall determine, the value of which consideration, as established by the Committee, shall, except in the case of Substitute Awards, not be less than the Fair Market Value of such Shares or other securities as of the date such purchase right is granted.

SECTION 11. *General Provisions Applicable to Awards.*

(a) Awards shall be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law.

(b) Awards may, in the discretion of the Committee, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(c) Subject to the terms of the Plan, payments or transfers to be made by the Company upon the grant, exercise or settlement of an Award may be made in such form or forms as the Committee shall determine including, without limitation, cash, Shares, other securities, other Awards, or other property, or any combination thereof, and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case in accordance with Section 11(f) and rules and procedures established by the Committee. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or, with respect only to Awards other than Options and SARs, the grant or crediting of dividend equivalents in respect of installment or deferred payments.

(d) Unless the Committee shall otherwise determine, (i) no Award, and no right under any such Award, shall be assignable, alienable, saleable or transferable by a Participant otherwise than by will or by the laws of descent and distribution; *provided*, *however*, that, if so determined by the Committee, a Participant may, in the manner established by the Committee, designate a beneficiary or beneficiaries to exercise the rights of the Participant, and to receive any property distributable, with respect to any Award upon the death of the Participant; (ii) each Award, and each right under any Award, shall be exercisable during the Participant's lifetime only by the Participant or, if permissible under applicable law, by the Participant's guardian or legal representative; and (iii) no Award, and no right under any such Award, may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company. The provisions of this paragraph shall not apply to any Award which has been fully exercised, earned or paid, as the case may be, and shall not preclude forfeiture of an Award in accordance with the terms thereof.

(e) All certificates for Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Shares or other securities are then listed, and any applicable federal, state or foreign securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(f) Unless the Committee expressly determines otherwise in the Award Agreement, any Award of an Option, SAR, or Restricted Stock is intended to qualify as a stock right exempt under Section 409A, and the Plan and each Award Agreement will be interpreted and administered in a manner consistent with such intention. In the event that any provision of the Plan or an Award Agreement is determined by the Committee to not comply with the applicable requirement of Section 409A, the Committee will have the authority to take such actions and make such changes to the Plan or Award Agreement deemed necessary to comply with Section 409A. Each payment made under an Award will be treated as a separate payment for purposes of Section 409A. Unless the Committee expressly determines otherwise in the Award Agreement, with respect to any other Award that would constitute deferred compensation within the meaning of Section 409A, the Award Agreement shall set forth the time and form of payment and the election rights, if any, of the holder in a manner that is intended to avoid the imposition of additional taxes and penalties under Section 409A. Notwithstanding any provision of the Plan or any Award Agreement, if at the time of termination of a Participant's employment or service with the Company the Participant is a Specified Employee and any payments upon such termination under the Plan or such Award Agreement would constitute deferred compensation within the meaning of Section 409A, the Participant will not be entitled to such payments until the earlier of (a) the date that is six months after such termination or (b) any earlier date that does not result in any additional tax or interest to such Participant under Section 409A. Any delayed payment to a Specified Employee will be made without interest. The Company makes no representation or covenant that any Award granted under the Plan will comply with Section 409A. In no event will the Company be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 409A or any damages due to a failure to comply with Section 409A.

(g) The Committee shall not have the authority to provide in any Award granted hereunder for the automatic award of an Option upon the exercise or settlement of such Award.

(h) If a Participant experiences an Involuntary Termination within 24 months after a Change in Control, then,

(i) (A) in the case of an Option or SAR, the Option or SAR shall immediately become fully vested and exercisable, and (B) in the case of Restricted Stock, Restricted Stock Units, Performance Units or Other Stock-Based awards, any restrictions applicable to the Award shall lapse and the applicable Award shall immediately become fully vested , in each case upon the effective date of such termination;

(ii) to the extent permitted without additional tax or penalty by Section 409A, the shares underlying Restricted Stock Units, Performance Units or Other Stock-Based Awards held by the Participant will be issued on, or as soon as practicable (but no later than 60 days) after, the Participant's Involuntary Termination; *provided, however*, that if the Participant is a Specified Employee upon such termination, the shares will be issued on, or as soon as practicable (but no more than 10 days) after, the first day of the seventh month following such Involuntary Termination; and

(iii) to the extent that the issuance of shares as specified in (ii) above is not permitted without additional tax or penalty by Section 409A, the Award will continue to full term and the shares will be issued at the issuance date specified in the Award Agreement as if the Participant were still an employee of the Company or any Affiliate on such date.

SECTION 12. *Cancellation or Clawback of Awards***.**

(a) The Committee may specify in an Award Agreement that a Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but are not limited to, termination with or without Cause, violation of Company policies, breach of non-competition, non-solicitation, confidentiality or other restrictive covenants, or requirements to comply with minimum stock ownership requirements, that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates.

(b) The Committee shall have full authority to implement any policies and procedures necessary to comply with any reduction, cancellation, forfeiture or recoupment requirement imposed under any applicable laws, rules, regulations or stock exchange listing standards or under any associated Company recoupment policy, including, without limitation, Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes, including Rule 10D-1 of the Exchange Act and Section 5608 of the Nasdaq Listing Rules. For the avoidance of doubt and notwithstanding anything to the contrary contained herein or otherwise, any Award shall be subject to any such policy or procedure, and the Committee may, to the extent permitted by applicable law and stock exchange rules or by any applicable Company policy or arrangement, and shall, to the extent required, cancel or require reimbursement of any Award or any Shares issued or cash received upon vesting, exercise or settlement of any such Award or sale of Shares underlying such Award.

SECTION 13. *Amendment and Termination.*

(a) Unless otherwise expressly provided in an Award Agreement or in the Plan, the Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; *provided*, *however*, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) stockholder approval if such approval is necessary to comply with the listing requirements of The NASDAQ Stock Market or (ii) the consent of the affected Participants, if such action would materially adversely affect the rights of such Participants under any outstanding Award. Notwithstanding anything to the contrary herein, the Committee may amend the Plan in such manner as may be necessary to enable the Plan to achieve its stated purposes in any jurisdiction outside the United States in a tax-efficient manner and in compliance with local rules and regulations.

(b) The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate, any Award theretofore granted, prospectively or retroactively, without the consent of any relevant Participant or holder or beneficiary of an Award; *provided*, *however*, that (i) no such action shall materially impair the rights of any affected Participant or holder or beneficiary under any Award theretofore granted under the Plan; (ii) except as provided in Section 5(e), no such action shall reduce the exercise price of any Option or SAR established at the time of grant thereof; and (iii) except in connection with a corporate transaction involving the Company (including an event described in Section 5(e)), an Option or SAR may not be terminated in exchange for (x) a cash amount greater than the excess, if any, of the Fair Market Value of the underlying Shares on the date of cancellation over the exercise price times the number of Shares outstanding under the Award (the "*Award Value*"), (y) another Option or SAR with an exercise price that is less than the exercise price of the cancelled Option or SAR, or (z) any other type of Award. For avoidance of doubt, in connection with a corporate transaction involving the Company (including an event described in Section 5(e)), any Award may be terminated in exchange for a cash payment, and such payment is not required to exceed the Award Value. Notwithstanding the foregoing, the Committee may terminate Awards granted in any jurisdiction outside the United States prior to their expiration date for consideration determined by the Committee when, in the Committee's judgment, the administrative burden of continuing Awards in such locality outweighs the benefit to the Company. Any such action taken with respect to an Award intended to be a stock right exempt under Section 409A shall be consistent with the requirements for exemption under Section 409A, and any such action taken with respect to an Award that constitutes deferred compensation under Section 409A shall be in compliance with the requirements of Section 409A. The Committee also may modify any outstanding Awards to comply with Section 409A without consent from Participants. The Company makes no representation or covenant that any action taken pursuant to this Section 13(b) will comply with Section 409A.

(c) The Committee shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan. Any such action taken with respect to an Award intended to be a stock right exempt under Section 409A shall be consistent with the requirements for exemption under Section 409A, and any such action taken with respect to an Award that constitutes deferred compensation under Section 409A shall be in compliance with the requirements of Section 409A. However, the Company makes no representation or covenants that Awards will comply with Section 409A.

(d) The Committee may correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry the Plan into effect.

SECTION 14. *Miscellaneous.*

(a) No employee, independent contractor, Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of employees, independent contractors, Participants, or holders or beneficiaries of Awards, either collectively or individually, under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient.

(b) The Committee may delegate to another committee of the Board, one or more officers or managers of the Company, or a committee of such officers or managers, the authority, subject to such terms and limitations as the Committee shall determine, to grant Awards to, or to cancel, modify, waive rights with respect to, alter, discontinue, suspend or terminate Awards held by, employees who are not officers or directors of the Company for purposes of Section 16 of the Securities Exchange Act of 1934, as amended; *provided*, *however*, that any such delegation to management shall conform with the requirements of the General Corporation Law of Delaware, as in effect from time to time.

(c) The Company shall be authorized to withhold from any Award granted or any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other securities, other Awards, or other property) of withholding taxes (including income tax, social insurance contributions, payment on account and other taxes) due in respect of an Award, its exercise, or any payment or transfer of Shares, cash or property under such Award or under the Plan and to take such other action (including, without limitation, providing for elective payment of such amounts in cash, Shares, other securities, other Awards or other property by the Participant) as may be necessary in the opinion of the Company to satisfy all obligations of the Company for the payment of such taxes.

(d) Nothing contained in the Plan shall prevent the Company from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

(e) The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ or service of the Company or any Affiliate. Further, the Company or the applicable Affiliate may at any time dismiss a Participant from employment or terminate the services of an independent contractor, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement or in any other agreement binding the parties.

(f) If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

(g) Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

(h) No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

SECTION 15. *Effective Date of the Plan.*

The Plan shall be effective as of the date of its approval by the stockholders of the Company.

SECTION 16. *Term of the Plan.*

No Award shall be granted under the Plan after April 25, 2034. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee and the Board under Section 13 to amend, alter, adjust, suspend, discontinue, or terminate any such Award, or to waive any conditions or rights under any such Award, and to amend the Plan, shall extend beyond such date.

SECTION 17. *Governing Law.*

The Plan shall be construed in accordance with and governed by the laws of the State of Texas without giving effect to the principles of conflict of laws thereof.

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OTHER INFORMATION

Comparison of total shareholder return

This graph compares TI's total shareholder return with the S&P 500 Index and the S&P Information Technology Index over a five-year period, beginning December 31, 2018, and ending December 31, 2023. The total shareholder return assumes $100 invested at the beginning of the period in TI common stock, the S&P 500 Index and the S&P Information Technology Index. It also assumes reinvestment of all dividends.



COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
Among Texas Instruments Incorporated, the S&P 500 Index and the S&P Information Technology Index

	Dec. 2018	Dec. 2019	Dec. 2020	Dec. 2021	Dec. 2022	Dec. 2023
Texas Instruments Incorporated	100.00	139.56	183.85	216.10	194.70	207.14
S&P 500	100.00	131.49	155.68	200.37	164.08	207.21
S&P Information Technology	100.00	150.29	216.25	290.92	208.90	329.73

Notice regarding forward-looking statements

This annual report includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as TI or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe TI's business strategy, ability to generate free cash flow in the future, outlook, objectives, plans, intentions or goals also are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements. For a more detailed discussion of these factors, see the risk factors discussion that begins on page 9 of this report. Forward-looking statements in this report are made only as of the date of this report, and we undertake no obligation to update them to reflect subsequent events or circumstances.

BOARD OF DIRECTORS, LEADERSHIP

Directors

Richard K. Templeton
Chairman of the Board,
Texas Instruments Incorporated

Mark A. Blinn
Retired Chief Executive Officer,
Flowserve Corporation

Todd M. Bluedorn
Retired Chairman of the Board
and Chief Executive Officer,
Lennox International Inc.

Janet F. Clark
Retired Chief Financial Officer,
Marathon Oil Corporation

Carrie S. Cox
Retired Chairman of the Board
and Chief Executive Officer,
Humacyte, Inc.

Martin S. Craighead
Retired Chairman of the Board
and Chief Executive Officer,
Baker Hughes Inc.

Reginald DesRoches
President,
Rice University

Curtis C. Farmer
Chairman of the Board,
President and
Chief Executive Officer,
Comerica Incorporated

Jean M. Hobby
Retired Partner,
PricewaterhouseCoopers LLP

Haviv Ilan
President and
Chief Executive Officer,
Texas Instruments Incorporated

Ronald Kirk
Senior Of Counsel,
Gibson, Dunn & Crutcher LLP

Pamela H. Patsley
Retired Chairman of the Board
and Chief Executive Officer,
MoneyGram International, Inc.

Robert E. Sanchez
Chairman of the Board and
Chief Executive Officer,
Ryder System, Inc.

Leadership

Haviv Ilan
President and
Chief Executive Officer

Ahmad S. Bahai
Senior Vice President and
Chief Technology Officer

Kyle M. Flessner
Senior Vice President

Mark S. Gary
Senior Vice President

Hagop H. Kozanian
Senior Vice President

Shanon J. Leonard
Senior Vice President

Rafael R. Lizardi
Senior Vice President and
Chief Financial Officer

Keith C. Ogboenyiya
Senior Vice President

Krunali Patel
Senior Vice President and
Chief Information Officer

Mark T. Roberts
Senior Vice President

Amichai Ron
Senior Vice President

Cynthia Hoff Trochu
Senior Vice President,
Secretary and
General Counsel

Christine A. Witzsche
Senior Vice President

Mohammad Yunus
Senior Vice President

TI Fellows

TI Fellows are engineers, scientists or technologists who are recognized by peers and TI management for outstanding performance. Fellows are elected or reelected based on their exceptional technical leadership in driving deeper levels of innovation that make TI stronger.

Announced in 2023: Baher Haroun named Senior Fellow; Hal Edwards, Tad Grider, Visvesvaraya Pentakota, Viola Schäffer and Richard Stair named Fellows.

Stockholder and other information

Stockholder records information

Stockholder correspondence:

Computershare
P.O. Box 43006
Providence, RI 02940-3006

Toll-free: 800-981-8676

Phone: 312-360-5151

Website: www.computershare.com/investor

Online inquiries: www-us.computershare.com/investor/contact

Overnight correspondence:

Computershare
150 Royall Street
Canton, MA 02021

SEC Form 10-K

A copy of the company's annual report to the Securities and Exchange Commission (SEC) on Form 10-K is available on the Investor Relations website at www.ti.com/ir and on the SEC website at www.sec.gov.

Copies of the Form 10-K, including a list of exhibits and any exhibit specifically requested, are available without charge by writing to:

Texas Instruments Investor Relations
P.O. Box 660199, MS 8657
Dallas, TX 75266-0199